SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short, Esq.

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is 3PAR Inc., a Delaware corporation (“3PAR” or the “Company”). The address of 3PAR’s principal executive office is 4209 Technology Drive, Fremont, California 94538 and the telephone number of 3PAR’s principal executive office is (510) 413-5999.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.001 par value per share, of 3PAR (the “Shares” or the “Common Stock”). As of the close of business on August 31, 2010, there were (i) 63,278,384 Shares issued and outstanding, including 602 Shares of Company Restricted Stock Awards (as defined below), (ii) 11,700,514 Shares reserved for future issuance under the Company Stock Plans (as defined in the HP Executed Merger Agreement), (iii) 2,897,105 Shares reserved for future issuance under 3PAR’s employee stock purchase plan, (iv) 10,411,620 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options and (v) 1,123,294 Shares subject to RSUs (as defined below).

Item 2.	Identity and Background of Filing Person.

Name and Address. 3PAR is the person filing this Statement. The information about 3PAR’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. 3PAR’s website address is www.3PAR.com. The information on 3PAR’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by Rio Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (“Parent” or “HP”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and HP with the Securities and Exchange Commission (the “SEC”) on August 27, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 27, 2010, as amended by Amendment No. 2 thereto filed with the SEC on September 2, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on September 7, 2010, and pursuant to which Purchaser has offered to purchase all outstanding Shares at a price of $33.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2010, as amended and restated by the Amended and Restated Offer to Purchase dated August 27, 2010 and as amended and restated by the Second Amended and Restated Offer to Purchase dated September 7, 2010 (the “HP Offer to Purchase”), and the related Letter of Transmittal, as amended and restated by the Amended and Restated Letter of Transmittal dated August 27, 2010 and as amended and restated by the Second Amended and Restated Letter of Transmittal dated September 7, 2010 (the “Letter of Transmittal” which, together with the HP Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “HP Offer”). A copy of the HP Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A), (a)(1)(J), (a)(1)(Q), (a)(1)(B), (a)(1)(K) and (a)(1)(R) hereto, respectively, and are incorporated herein by reference.

The HP Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 2, 2010 (as such agreement may be amended from time to time, the “HP Executed Merger Agreement”), among HP, Purchaser and 3PAR. There is no financing condition to the HP Offer. The consummation of the HP Offer will be conditioned on (i) the satisfaction of the “minimum condition” (as described below), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and (iii) other customary conditions. The “minimum condition” requires that, prior to the expiration of the HP Offer, there be validly tendered and not properly withdrawn a number of Shares that, together with the Shares then owned by HP and Purchaser (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights that are then exercisable, or then scheduled to become exercisable within 90 days following the then scheduled expiration of the HP Offer, in accordance with the terms and conditions thereof. Based on the foregoing, Purchaser believes that the “minimum condition” would be satisfied if 34,118,033 Shares are validly tendered and not withdrawn prior to expiration of the HP Offer (not including Shares tendered pursuant to procedures for guaranteed delivery). The HP Executed Merger Agreement provides, among other things, that as soon as possible following the successful consummation of the HP Offer and subject to the satisfaction of the conditions set forth in the HP Executed Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into 3PAR (the “HP Merger”). Following the consummation of the HP Merger, 3PAR will continue as the surviving corporation and a wholly-owned subsidiary of HP. As of the effective time of the HP Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the HP Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by 3PAR, HP, HP’s subsidiaries or Purchaser or Shares held by stockholders, if any, who properly exercise their appraisal rights under the DGCL), without interest thereon and less certain applicable taxes.

If Purchaser acquires 90% or more of the outstanding Shares pursuant to the HP Offer, then HP will consummate the HP Merger pursuant to the short form merger procedures under the DGCL as soon as practicable following the consummation of the HP Offer without a vote or any further action by the holders of the Shares. Purchaser may, but is not required to, provide for one or more “subsequent offering periods” under federal securities law and in accordance with the HP Executed Merger Agreement following the consummation of the HP Offer in order to seek additional Shares and facilitate the consummation of the HP Merger using such short form merger procedures. In addition, 3PAR has granted HP a “top-up option” to acquire additional Shares following the consummation of the HP Offer in order to facilitate the consummation of the HP Merger using such short form merger procedures. In the event that Purchaser purchases Shares in the HP Offer but does not hold at least 90% of 3PAR’s outstanding Shares following the consummation of the HP Offer (and the “subsequent offering period” provided by Purchaser, if any, and the exercise of the aforementioned option to purchase shares of 3PAR’s Common Stock), HP and 3PAR must obtain the approval of 3PAR’s stockholders holding a majority of the outstanding Shares to adopt the HP Executed Merger Agreement prior to consummating the HP Merger. In this event, 3PAR will call and convene a stockholder meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the HP Offer in favor of the adoption of the HP Executed Merger Agreement, thereby assuring approval.

The treatment of 3PAR’s outstanding equity awards under the terms of the HP Executed Merger Agreement is described below in Item 3 “Past Contacts, Transactions, Negotiations and Agreements”. A copy of the HP Executed Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The HP Executed Merger Agreement is summarized in Section 11 of the HP Offer to Purchase.

The HP Executed Merger Agreement governs the contractual rights among 3PAR, HP and Purchaser in relation to the HP Offer and the HP Merger. The HP Executed Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide 3PAR’s stockholders with information regarding the terms of the HP Executed Merger Agreement and is not intended to modify or supplement any factual disclosures about 3PAR or HP in 3PAR’s or HP’s public reports filed with the SEC. In particular, the summary of the HP Executed Merger Agreement contained in the HP Offer to Purchase and the assertions embodied in the representations and warranties contained in the HP Executed Merger Agreement are qualified by information in confidential disclosure schedules provided by 3PAR in connection with the signing of the HP Executed Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the HP Executed Merger Agreement. Moreover, certain representations and warranties in the HP Executed Merger Agreement were used for the purpose of allocating risk between 3PAR, HP and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the HP Executed Merger Agreement may not constitute the actual state of facts about 3PAR, HP or Purchaser.

According to the HP Offer to Purchase, Purchaser’s and HP’s principal executive offices are located at 3000 Hanover Street, Palo Alto, California 94304, and the telephone number of their principal executive offices is (650) 857-1501.

Dell Merger Agreement. On August 15, 2010, 3PAR entered into an Agreement and Plan of Merger, as amended, by and among Dell Inc., a Delaware corporation (“Dell”), Dell Trinity Holdings Corp., a Delaware corporation and a wholly-owned subsidiary of Dell, and 3PAR (the “Dell Merger Agreement”). On September 2, 2010, concurrently with the execution of the HP Executed Merger Agreement, 3PAR terminated the Dell Merger Agreement in accordance with its terms.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between 3PAR or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of 3PAR, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between 3PAR or its affiliates and (i) 3PAR’s executive officers, directors or affiliates or (ii) Purchaser, HP or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of 3PAR.

Interests of Certain Persons. Certain members of management and 3PAR’s board of directors (the “board” or the “board of directors”) may be deemed to have interests in the transactions contemplated by the HP Executed Merger Agreement that are different from or in addition to the interests of 3PAR stockholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the HP Executed Merger Agreement and the transactions contemplated thereby. As described below, consummation of the HP Offer will constitute a change in control of 3PAR for the purposes of determining the entitlements due to executive officers and directors of 3PAR relating to certain severance and other benefits.

Consideration Payable Pursuant to the HP Offer

Consideration for Shares. If 3PAR’s directors and executive officers were to tender any Shares they own for purchase pursuant to the HP Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of 3PAR. As of August 31, 2010, 3PAR’s directors and executive officers (and affiliates and affiliated investment entities) owned 22,283,351 Shares in the aggregate (excluding Unvested Company Options (as defined below), Vested Company Options (as defined below) and Company RSUs (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the HP Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $735,350,583 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Consideration for Options: As of August 31, 2010, 3PAR’s directors and executive officers held options to purchase 4,645,076 Shares in the aggregate, of which 2,667,640 were vested and exercisable as of that date, with exercise prices ranging from $0.28 to $14.00 and an aggregate weighted average exercise price of $7.26 per Share. Pursuant to, and as further described in, the HP Executed Merger Agreement, any options to purchase shares of Common Stock that, immediately prior to the Closing Date (as defined in the HP Executed Merger Agreement), are outstanding and unvested (“Unvested Company Options”) will be assumed by HP in connection with the transactions contemplated by the HP Executed Merger Agreement, but no later than the Effective Time (each an “Assumed Option”). Each Assumed Option shall, except as otherwise agreed to by HP and the holder of the Assumed Option, be subject to the same terms and conditions as applied to the related Unvested Company Options immediately prior to the Effective Time, including the applicable vesting schedule, except that (i) the number of shares of HP common stock (“HP Common Stock”) subject to each Assumed

Option will be determined by multiplying the number of shares of Common Stock subject to such Assumed Option as of immediately prior to the Effective Time by a fraction with a numerator equal to the Merger Consideration (as defined in the HP Executed Merger Agreement) of $33.00 and a denominator equal to the volume weighted average per share closing price of HP Common Stock for the 10 trading days immediately preceding (but not including) the date on which the Effective Time occurs on the New York Stock Exchange, rounded to four decimal places (such fraction the “Incentive Award Exchange Ratio”), with the resulting number rounded down to the nearest whole share, and (ii) the per share exercise price of the HP Common Stock issuable upon the exercise of each Assumed Option shall be equal to the quotient determined by dividing the exercise price per share of Common Stock as of immediately prior to the Effective Time by the Incentive Award Exchange Ratio, with the resulting price per share rounded up to the nearest whole cent.

Pursuant to the HP Executed Merger Agreement, HP will not assume any options to purchase shares of Common Stock that, immediately prior to the Closing Date, are outstanding and vested (each a “Vested Company Option” and together, the “Vested Company Options”). Immediately prior to the Effective Time, (i) each Vested Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time and (ii) in consideration of such cancellation and termination, each holder of each such Vested Company Option shall be paid by 3PAR at or promptly after the Effective Time, subject to any required tax withholding, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock that were issuable upon exercise of such Vested Company Option immediately prior to the Effective Time, and (y) $33.00, less the per share exercise price of such Vested Company Option.

With respect to Company Options (as defined in the HP Executed Merger Agreement), a portion of which are vested and a portion of which are unvested, the vested portion of such option will be treated as a separate Vested Company Option and the unvested portion as a separate Unvested Company Option.

Consideration for Restricted Stock Units: As of August 31, 2010, 3PAR’s executive officers held outstanding Company restricted stock units (“RSUs”) covering 670,000 Shares in the aggregate (3PAR’s directors do not hold any RSUs). Pursuant to, and as further described in, the HP Executed Merger Agreement, each Company RSU that, immediately prior to the Closing Date is outstanding and unvested (each, an “Unvested Company RSU” and together, the “Unvested Company RSUs”) will be assumed by HP in connection with the transactions contemplated by this Agreement, no later than the Effective Time (the “Assumed RSUs”). The number of shares of HP Common Stock subject to each award of Assumed RSUs will be determined by multiplying the number of shares of Common Stock subject to each award of Unvested Company RSUs as of immediately prior to the Effective Time by the Incentive Award Exchange Ratio (with the resulting number rounded down to the nearest whole share). Each such award of Assumed RSUs otherwise will, except as otherwise agreed to by HP and a holder of such Assumed RSUs, be subject to the same terms and conditions as applied to the related award of Unvested Company RSUs immediately prior to the Effective Time, including the vesting schedule applicable thereto.

Acceleration of Equity: Pursuant to, and as further described in, the HP Executed Merger Agreement, effective as of immediately prior to, and contingent upon, the Appointment Time (as defined below), 3PAR will amend each outstanding Company RSU, Company Option and award of outstanding Company restricted stock (each, a “Company Restricted Stock Award” and together, the “Company Restricted Stock Awards”) to provide that, if upon or within 12 months following the Appointment Time, the employment or service of the holder of any such Company RSU, Company Option and/or Company Restricted Stock Award is terminated by 3PAR or HP (or any employing parent or subsidiary thereof) by reason of elimination of the holder’s position due to redundancy or integration of HP and 3PAR business units (but, for avoidance of doubt, excluding terminations for death, “Disability,” “Serious Misconduct,” or “Poor Performance,” (as such terms are defined in the 3PAR Disclosure Letter previously delivered to HP)), then 100% of the then unvested shares subject to such Company RSU, Company Option and/or Company Restricted Stock Award shall become immediately vested and, if applicable, exercisable. As of August 31, 2010, 3PAR’s executive officers and directors did not hold any Company Restricted Stock Awards.

In addition, for David C. Scott and Alastair Short only, all of Mr. Scott’s and Mr. Short’s unvested and assumed Company Options are expected to be, pursuant to the HP Scott Offer Letter and the HP Short Offer Letter, respectively (each as defined below), immediately fully vested upon the Closing Date and cashed out on the same terms applicable to other Vested Company Options under the HP Executed Merger Agreement (however, such vesting will only apply to Mr. Scott’s and Mr. Short’s Assumed Options and will not apply to any Assumed RSUs).

Treatment of Director Equity Awards

3PAR’s Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) provides that Awards (as defined in the 2007 Plan) granted to an Outside Director (as defined in the 2007 Plan) will fully vest, all restrictions will lapse, and all Performance Goals (as defined in the 2007 Plan) or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met upon a Change in Control (as defined in the 2007 Plan). The initial acceptance for payment by Purchaser of the Shares (the “Appointment Time”) will constitute a Change in Control for purposes of the 2007 Plan.

3PAR has also entered into offer letters with the following directors: Mark A. Jung, dated December 11, 2006, Chris Paisley, dated July 26, 2006 and Michael Sheridan, dated September 1, 2007 (collectively, the “Director Offer Letters”). The Director Offer Letters each provide that in the event the director’s continuous status as a member of the board of directors is terminated immediately following a change of control of 3PAR, all of the shares subject to the options referenced in each Director Offer Letter will immediately vest. The Appointment Time will constitute a change of control for purposes of the Director Offer Letters.

Employment Agreements and Management Retention Agreements

3PAR has entered into employment agreements, offer letters and/or management retention agreements with the following individuals, which HP is expected to assume, to the extent described below:

•	David C. Scott, Chief Executive Officer,

•	Adriel G. Lares, Vice President of Finance and Chief Financial Officer,

•	Jeffrey A. Price, Chief Technical Officer, System Design, Co-Founder and Director,

•	Ashok Singhal, Chief Technical Officer, System Architecture and Co-Founder,

•	Peter Slocum, Vice President of Engineering,

•	Randall J. Weigel, Vice President of Worldwide Sales,

•	Russell Walther, Vice President of Customer Services,

•	Craig S. Nunes, Vice President of Marketing,

•	Stephen F. Crimi, Vice President of Business Development and Alliances,

•	Randall T. Gast, Vice President of Corporate Operations,

•	Alastair A. Short, Vice President, General Counsel and Secretary, and

•	Jeannette Robinson, Vice President of Human Resources.

Employment Arrangements David C. Scott

HP Offer Letter

3PAR previously entered into an employment agreement with David C. Scott last amended and restated effective as of December 19, 2008 (the “Scott Agreement”) (described below). For fiscal 2011, Mr. Scott’s base salary is $415,000 and his target incentive bonus is 100% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Scott is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Scott Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Scott Offer Letter, Mr. Scott will receive an annual base salary of $415,000 and his title will be VP & GM. Mr. Scott’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Scott’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Scott will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Scott will have a FY11 target bonus opportunity of 100% of his eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Mr. Scott’s unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Scott Offer Letter all of Mr. Scott’s unvested stock options will vest effective as of the Closing Date and be cashed out on the same terms applicable to other Vested Company Options (however, such vesting will only apply to Mr. Scott’s Company Options and will not apply to any of his Assumed RSUs). Mr. Scott’s assumed RSUs will vest on December 15, 2011 if Mr. Scott remains employed with HP through that date, or will vest earlier upon his termination of employment by HP not for Cause (as defined in the Scott Agreement) or a termination for Good Reason (as defined in the Scott Agreement) (together, a “qualifying termination”).

In addition, Mr. Scott will receive a transition cash award of $2,490,000 (the “Scott Transition Cash Award”) payable by December 30, 2011, provided he remains employed with HP through December 15, 2011 and subject to his execution of a general release of claims prior to the payment date. If Mr. Scott’s employment with HP is terminated prior to December 15, 2011, and such termination is a qualifying termination, he will receive the full Scott Transition Cash Award, subject to the execution of a release. The Scott Transition Cash Award is in lieu of any cash severance Mr. Scott might otherwise be entitled to receive under the Scott Agreement. In the event of any termination (whether by Mr. Scott or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Mr. Scott would be entitled to continued medical benefits as provided in the Scott Agreement.

In connection with the HP Offer and HP Merger, HP is expected to assume the Scott Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Scott are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Scott Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Scott Assumption Agreement, Mr. Scott will acknowledge that his new position with HP and the payment of his Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of the Scott Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Scott Assumption Agreement, 100% of Mr. Scott’s Assumed RSUs will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Scott Employment Agreement

Pursuant to the terms of the Scott Agreement, Mr. Scott receives an annual base salary subject to annual review by the board’s Compensation Committee (the “Committee”) for possible adjustments in light of Mr. Scott’s performance and competitive data. In addition to the equity compensation awards that he has already received, Mr. Scott will be eligible to receive equity awards from 3PAR on a periodic basis consistent with 3PAR’s normal compensation practices.

Under the terms of the Scott Agreement, Mr. Scott has agreed that for one-year following his termination of employment with 3PAR for any reason, Mr. Scott’s right to receive and retain the severance payments and benefits set forth in the Scott Agreement is conditioned upon Mr. Scott neither directly nor indirectly soliciting, inducing, recruiting or encouraging an employee to leave his or her employment either for Mr. Scott or for any other entity or person with which or for whom Mr. Scott has a business relationship.

Mr. Scott’s employment may be terminated for any reason, with the benefits due to him (if any) dependent on the circumstances of the termination, as discussed below.

Voluntary Resignation other than for Good Reason; Termination for Cause

If Mr. Scott voluntarily terminates his employment (and such resignation is not a “Voluntary Termination for Good Reason” (as the definition of such term has been amended in the Scott Assumption Agreement)), or if Mr. Scott is terminated for “Cause” (as such term is defined in the Scott Agreement), then Mr. Scott will not be entitled to receive severance or other benefits except for those (if any) as may then be established under 3PAR’s then existing severance and benefits plans or pursuant to other written agreements with 3PAR, except as described under the HP Scott Offer Letter.

Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason Outside of Change of Control Period; Termination Due to Death or Disability

If Mr. Scott’s employment with 3PAR terminates (i) as a result of Mr. Scott’s “Disability” (as such term is defined in the Scott Agreement), (ii) due to his death, (iii) involuntarily by 3PAR for any reason other than for Cause and such termination is not within 18 months following a Change of Control (the “Change of Control Period”), or (iv) due to a Voluntary Termination for Good Reason outside of the Change of Control Period, then, subject to Mr. Scott (or his estate or personal representative) entering into and not revoking a standard form of release of claims with 3PAR within 30 days following his termination and subject to his continued compliance with the non-solicitation provisions of the Scott Agreement (except in the case of death), the Scott Agreement as modified by the HP Scott Offer Letter will provide Mr. Scott with the following benefits upon such termination:

•	Any stock option, restricted stock or other 3PAR equity compensation held by Mr. Scott will receive one-year’s accelerated vesting; and

•

3PAR-paid group health, dental, vision and life insurance coverage for Mr. Scott (and Mr. Scott’s dependents if the coverage prior to the termination included any dependents) at the same level of coverage as was provided to Mr. Scott immediately prior to the termination and at the same ratio of 3PAR premium payment to his premium payment as was in effect immediately prior to the termination for a period of one-year, or less if Mr. Scott and his dependents become eligible for comparable coverage through another employer.

The Scott Agreement also provided for a cash severance payment of 300% of Mr. Scott’s base salary upon the above terminations, but this provision will be superseded by the Scott Transition Cash Award provided under the HP Scott Offer Letter.

Involuntary Termination Other than for Cause, Death or Disability; Voluntary Termination for Good Reason During Change of Control Period

If, during the Change of Control Period, Mr. Scott’s employment is terminated (i) involuntarily by 3PAR other than for Cause, death or Disability, or (ii) due to a Voluntary Termination for Good Reason, then subject to Mr. Scott entering into and not revoking a standard form of release of claims with 3PAR within 30 days following his termination and subject to his continued compliance with the non-solicitation provisions of the Scott Agreement, the Scott Agreement as modified by the HP Scott Offer Letter will provide Mr. Scott with the following benefits:

•	100% of the unvested portion of any stock option, restricted stock or other 3PAR equity compensation held by Mr. Scott will automatically be accelerated in full so as to become completely vested; and

•

3PAR-paid group health, dental, vision and life insurance coverage for Mr. Scott (and Mr. Scott’s dependents if the coverage prior to the termination included any dependents) at the same level of coverage as was provided to Mr. Scott immediately prior to the Change of Control and at the same ratio of 3PAR premium payment to his premium payment as was in effect immediately prior to the Change of Control for a period of one-year, or less if Mr. Scott and his dependents become eligible for comparable coverage through another employer.

The Scott Agreement also provided for a cash severance payment of 300% of Mr. Scott’s base salary upon the above terminations, but this provision will be superseded by the Scott Transition Cash Award provided under the HP Scott Offer Letter.

The Appointment Time will constitute a Change of Control under the Scott Agreement.

Golden Parachute Excise Taxes

In the event the benefits provided for in the Scott Agreement or otherwise constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (“Section 280G”) and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), and the aggregate value of such parachute payments is less than 3.59 times Mr. Scott’s “base amount” within the meaning of Section 280G, then such benefits will be reduced to the extent necessary (but only to that extent) so that no portion of such benefits will be subject to the Excise Tax. Alternatively, if the aggregate value of such payments is equal to or greater than the product of 3.59 times Mr. Scott’s base amount, then Mr. Scott will receive a payment from 3PAR sufficient to pay the Excise Tax, plus an additional payment from 3PAR sufficient to pay the Excise Tax and the federal and state income and employment taxes arising from the payments made by 3PAR to Mr. Scott pursuant to this sentence (together, the “Excise Tax Gross-Up Payment”), with such Excise Tax Gross-Up Payment capped at a maximum of $1,000,000.

Employment Arrangements with Adriel G. Lares

3PAR previously entered into an offer letter with Adriel G. Lares on November 5, 2001 (the “3PAR Lares Offer Letter”) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Lares’ base salary is $260,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Lares is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Lares Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Lares Offer Letter, Mr. Lares will receive an annual base salary of $270,000 and his title will be Director, Finance. Mr. Lares’ current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Lares’ eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Lares will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Lares will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Mr. Lares’ unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Lares Offer Letter, any unvested portion of these awards will vest on February 1, 2012 if Mr. Lares’ remains employed with HP through January 31, 2012, or will vest earlier upon his termination of employment by HP not for Cause or a termination for Good Reason (each as defined in Mr. Lares’ Management Retention Agreement, as modified by the Lares Assumption Agreement) (together, a “qualifying termination”).

In addition, Mr. Lares will receive a transition cash award of $270,000 (the “Lares Transition Cash Award”) to be paid within 30 days after January 31, 2012, provided he remains employed with HP through that date and subject to his execution of a general release of claims prior to the payment date. If Mr. Lares’ employment with HP is terminated prior to February 1, 2012, and such termination is a qualifying termination, he will receive the full Lares Transition Cash Award, subject to the execution of a release. The Lares Transition Cash Award is in lieu of any cash severance Mr. Lares might otherwise be entitled to receive under his Management Retention Agreement. In the event of any termination (whether by Mr. Lares or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Mr. Lares would be entitled to continued medical benefits as provided in his Management Retention Agreement.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Lares’ Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Lares are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Lares Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Lares Assumption Agreement, Mr. Lares will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Lares Assumption Agreement, 100% of Mr. Lares’ outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Jeffrey A. Price

3PAR previously entered into an offer letter with Jeffrey A. Price on April 19, 1999 (the “3PAR Price Offer Letter”) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Price’s base salary is $264,000 and he has a target incentive bonus of 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Price is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Price Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Price Offer Letter, Mr. Price will receive an annual base salary of $275,000 and his title will be VP, Storage Architect. Mr. Price’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Price’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Price will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Price will have a FY11 target bonus opportunity of 55% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Price will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,375,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Price in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $343,750. All of Mr. Price’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Price’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Price are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s terms of which are described below (the “Price Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Price Assumption Agreement, Mr. Price will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Price Assumption Agreement, 100% of Mr. Price’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Ashok Singhal

3PAR previously entered into an offer letter with Ashok Singhal on April 19, 1999 (the “3PAR Singhal Offer Letter”) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Singhal’s base salary is $250,000 and he has a target incentive bonus of 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Singhal is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Singhal Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Singhal Offer Letter, Mr. Singhal will receive an annual base salary of $275,000 and his title will be VP, Storage Architect. Mr. Singhal’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Singhal’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Singhal will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Singhal will have a FY11 target bonus opportunity of 55% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Singhal will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,375,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Singhal in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $343,750. All of Mr. Singhal’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Singhal’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Singhal are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are described below (the “Singhal Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Singhal Assumption Agreement, Mr. Singhal will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Singhal Assumption Agreement, 100% of Mr. Singhal’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Peter Slocum

3PAR previously entered into an offer letter with Peter Slocum on April 15, 2009 (the “3PAR Slocum Offer Letter”) and a Management Retention Agreement (described below) on April 21, 2009. For fiscal 2011, Mr. Slocum’s base salary is $230,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Slocum is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Slocum Offer Letter”) to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Slocum Offer Letter, Mr. Slocum will receive an annual base salary of $265,000 and his title will be Director, Engineering. Mr. Slocum’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Slocum’s eligible earnings for that period (the “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Slocum will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Slocum will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Slocum will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,325,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Slocum in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $159,000. All of Mr. Slocum’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Slocum’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Slocum are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Slocum Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Slocum Assumption Agreement, Mr. Slocum will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Slocum Assumption Agreement, 100% of Mr. Slocum’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Randall J. Weigel

3PAR previously entered into an offer letter with Randall J. Weigel on July 25, 2007, as amended on July 26, 2007, and as further amended on May 1, 2009 (the “3PAR Weigel Offer Letter”) and a Management Retention Agreement (described below) on May 1, 2009. For fiscal 2011, Mr. Weigel’s base salary is $250,000 and he is eligible to participate in 3PAR’s sales incentive plan with a target sales incentive of $180,000. Mr. Weigel is expected to entere into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Weigel Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Weigel Offer Letter, Mr. Weigel will receive an annual base salary of $250,000 and his title will be Director, Sales. Mr. Weigel’s current 3PAR sales incentive will be paid after the end of April 2011, and he will be given sales credit through April 2011 against his 3PAR quota period normally ending in March 2011 (the “Pro-Rata Bonus”). Beginning May 1, 2011, Mr. Weigel will be eligible to participate in a HP sales incentive program with a full-year sales incentive target of $180,000, which will be prorated during the first year to reflect HP’s fiscal year ending October 31, 2011. Mr. Weigel will also be eligible to receive a one-time long-term performance cash award in an amount up to $1,000,000 to be paid out over two years (up to $500,000 per year) to the extent that certain 3PAR sales objectives have been met (the “Cash Award”). Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Weigel in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $150,000. All of Mr. Weigel’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Weigel’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Weigel are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are described below (the “Weigel Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Weigel Assumption Agreement, Mr. Weigel will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Weigel Assumption Agreement, 100% of Mr. Weigel’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Russell Walther

3PAR previously entered into an offer letter with Russell Walther on July 27, 2009 (the “3PAR Walther Offer Letter”) and a Management Retention Agreement (described below) on June 30, 2009. For fiscal 2011,

Mr. Walther’s base salary is $260,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Walther is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Walther Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Walther Offer Letter, Mr. Walther will receive an annual base salary of $270,000 and his title will be Director, Customer Services. Mr. Walther’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Walther’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Walther will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Walther will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Walther will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,350,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Walther in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $162,000. All of Mr. Walther’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Walther’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Walther are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Walther Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Walther Assumption Agreement, Mr. Walther will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also has agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Walther Assumption Agreement, 100% of Mr. Walther’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Craig S. Nunes

3PAR previously entered into an offer letter with Craig S. Nunes on June 19, 2000 (the “3PAR Nunes Offer Letter”) and an Amended and Restated Management Retention Agreement (described below) on December 19, 2008. For fiscal 2011, Mr. Nunes’ base salary is $230,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Nunes is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Nunes Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Nunes Offer Letter, Mr. Nunes will receive an annual base salary of $240,000 and his title will be Director, Storage Marketing. Mr. Nunes’ current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Nunes’ eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Nunes will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Nunes will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Nunes will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $480,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Nunes in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $144,000. All of Mr. Nunes’ unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Nunes’ Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Nunes are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Nunes Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Nunes Assumption Agreement, Mr. Nunes will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Nunes Assumption Agreement, 100% of Mr. Nunes’ outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Stephen F. Crimi

3PAR previously entered into an offer letter with Stephen F. Crimi on October 2, 2002 (the “3PAR Crimi Offer Letter”) and an Amended and Restated Management Retention Agreement (described below) on December 19, 2008. For fiscal 2011, Mr. Crimi’s base salary is $230,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Crimi is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Crimi Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Crimi Offer Letter, Mr. Crimi will receive an annual base salary of $250,000 and his title will be Director, Business Development and Alliances. Mr. Crimi’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Crimi’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Crimi will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Crimi will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Crimi will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $500,000 that will be scheduled to vest ratably over three years . Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Crimi in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $150,000. All of Mr. Crimi’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Crimi’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Crimi are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Crimi Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Crimi Assumption Agreement, Mr. Crimi will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Crimi Assumption Agreement, 100% of Mr. Crimi’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Randall T. Gast

3PAR previously entered into an offer letter with Randall T. Gast on March 31, 2006 (the “3PAR Gast Offer Letter”) and an Amended and Restated Management Retention Agreement (described below) on December 19, 2008. For fiscal 2011, Mr. Gast’s base salary is $240,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Gast is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Gast Offer Letter”), to become effective upon the closing of the HP Merger.

Under the terms of the HP Gast Offer Letter, Mr. Gast will receive an annual base salary of $265,000 and his title will be Director, Operations. Mr. Gast’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Gast’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Gast will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Gast will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Gast will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,325,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Gast in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $159,000. All of Mr. Gast’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Gast’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Mr. Gast are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Gast Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Gast Assumption Agreement, Mr. Gast will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Gast Assumption Agreement, 100% of Mr. Gast’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Alastair A. Short

3PAR previously entered into an offer letter with Alastair A. Short, amended on December 19, 2008 (the “3PAR Short Offer Letter”) (pursuant to which he was entitled to severance equal to 6 months’ base salary upon any termination by 3PAR other than for cause) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Short’s base salary is $250,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Short is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Short Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Short Offer Letter, Mr. Short will receive an annual base salary of $260,000 and his title will be Director, Legal. Mr. Short’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Short’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Short will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Short will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Mr. Short’s unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Short Offer Letter, any unvested portion of these awards will vest on February 1, 2012 if Mr. Short remains employed with HP through January 31, 2012, or will vest earlier upon his termination of employment by HP not for Cause or a termination for Good Reason (each as defined in the Mr. Short’s Management Retention Agreement, as modified by the Short Assumption Agreement) (together, a “qualifying termination”). Effective as of the Closing Date, Mr. Short’s unvested 3PAR options will fully vest and be cashed out on the same terms applicable to other Vested Company Options.

In addition, Mr. Short will receive a transition cash award of $520,000 (the “Short Transition Cash Award”) to be paid within 30 days after January 31, 2012, provided he remains employed with HP through January 31, 2012 and subject to his execution of a general release of claims prior to the payment date. If Mr. Short’s employment with HP is terminated prior to February 1, 2012, and such termination is a qualifying termination, he will receive the full Short Transition Cash Award, subject to the execution of a release. The Short Transition Cash Award is in lieu of any cash severance Mr. Short might otherwise be entitled to receive under his 3PAR Short Offer Letter or Management Retention Agreement. In the event of any termination (whether by Mr. Short or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Mr. Short would be entitled to continued medical benefits as provided in his Management Retention Agreement.

Pursuant to the proposed terms of the HP Short Offer Letter, if Mr. Short decides to relocate, HP will reimburse Mr. Short for travel expenses up to $2,000 per month, provided that he spends at least 10 days per month either in HP’s Palo Alto office or 3PAR’s Fremont office.

In connection with the HP Offer and HP Merger, HP is expected to assume Mr. Short’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and his 3PAR Short Offer Letter and HP and Mr. Short are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Short Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Short Assumption Agreement, Mr. Short will acknowledge that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Short Assumption Agreement, 100% of Mr. Short’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Jeannette Robinson

3PAR previously entered into an offer letter with Jeannette Robinson on December 30, 2000, as amended January 18, 2001 and as amended on January 22, 2001 (the “3PAR Robinson Offer Letter”) and a Management Retention Agreement (described below) dated March 30, 2001, and as amended December 19, 2008. For fiscal 2011, Ms. Robinson’s base salary is $210,000 and her target incentive bonus is 45% of her base salary to be earned based on the achievement of certain performance objectives. Ms. Robinson is expected to enter into a new offer letter with HP, HP’s proposed terms of which are described below (the “HP Robinson Offer Letter”), to become effective upon the closing of the HP Merger.

Under the proposed terms of the HP Robinson Offer Letter, Ms. Robinson will receive an annual base salary of $220,000 and her title will be Director, Human Resources. Ms. Robinson’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Ms. Robinson’s eligible earnings for that period (her “Pro-Rata Bonus”). Beginning February 1, 2011, Ms. Robinson will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Ms. Robinson will have a FY11 target bonus opportunity of 40% of her eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Ms. Robinson’s unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Robinson Offer Letter, any unvested portion of these awards will vest on February 1, 2012 if Ms. Robinson remains employed by HP through January 31, 2012, or will vest earlier upon her termination of employment by HP not for Cause or a termination for Good Reason (each as defined in Ms. Robinson’s Management Retention Agreement, as modified by the Robinson Assumption Agreement) (together, a “qualifying termination”).

In addition, Ms. Robinson will receive a transition cash award of $220,000 (the “Robinson Transition Cash Award”) to be paid within 30 days after January 31, 2012, provided she remains employed by HP through that date and subject to her execution of a general release of claims prior to the payment date. If Ms. Robinson’s employment with HP is terminated prior to February 1, 2012, and such termination is a qualifying termination, she will receive the full Robinson Transition Cash Award, subject to the execution of a release. The Robinson Transition Cash Award is in lieu of any cash severance Ms. Robinson might otherwise be entitled to receive under her Management Retention Agreement. In the event of any termination (whether by Ms. Robinson or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Ms. Robinson would be entitled to continued medical benefits as provided in his Management Retention Agreement.

In connection with the HP Offer and HP Merger, HP is expected to assume Ms. Robinson’s Management Retention Agreement as of the Appointment Time with certain proposed modifications (as discussed below) and HP and Ms. Robinson are expected to enter into an Amendment, Assumption and Acknowledgment Agreement to this effect, HP’s proposed terms of which are summarized below (the “Robinson Assumption Agreement”), which would become effective as of and contingent upon the Appointment Time. Under the proposed terms of the Robinson Assumption Agreement, Ms. Robinson will acknowledge that her new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of her Management Retention Agreement and will also agree to a new definition of “Good Reason”. Pursuant to the proposed terms of the Robinson Assumption Agreement, 100% of Ms. Robinson’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for her current equity awards.

Management Retention Agreements

3PAR has entered into a Management Retention Agreement with each of Adriel G. Lares, Jeffrey A. Price, Ashok Singhal, Peter Slocum, Randall J. Weigel, Rusty Walther, Craig S. Nunes, Stephen F. Crimi, Randall T. Gast, Alastair A. Short and Jeannette Robinson (each an “Executive” and together, the “Executives”).

Under the terms of each Management Retention Agreement, and in consideration for the severance benefits the Executive will receive pursuant to the Management Retention Agreement (if any), each Executive has agreed that he or she will not, for a period of one-year following his or her termination date, directly or indirectly solicit any individuals to leave 3PAR’s (or any of its subsidiaries’) employ for any reason or interfere in any other manner with the employment relationships at the time existing between 3PAR (or any of its subsidiaries) and its current or prospective employees.

Each Executive’s employment may be terminated for any reason, with the benefits due to him or her dependent on the circumstances of the termination, as discussed below.

Voluntary Resignation other than a Voluntary Termination for Good Reason; Disability; Death; Termination Apart from Change of Control; Termination for Cause

If an Executive’s employment terminates due to (i) the Executive’s voluntary resignation (and is not a “Voluntary Termination for Good Reason” (as such term is defined in the Management Retention Agreement)), (ii) Executive’s “Disability” (as such term is defined in the Management Retention Agreement), (iii) Executive’s death, (iv) a termination for any reason, either prior to the occurrence of a “Change of Control” (as defined in the Management Retention Agreement) or after the 12-month period following a Change of Control, or (v) a termination for “Cause” (as defined in the Management Retention Agreement) then the Executive will not be entitled to receive severance or other benefits except for those (if any) as may then be established under 3PAR’s then existing severance and benefits plans or pursuant to other written agreements with 3PAR. If the Executive is terminated for Cause, then the Executive will not be entitled to receive severance or other benefits.

Change of Control Severance Benefits—Involuntary Termination other than for Cause, Death or Disability or Voluntary Termination for Good Reason Following a Change of Control

If, within 12 months following a Change of Control, the Executive’s employment is terminated (i) involuntarily by 3PAR other than for Cause, death or Disability or (ii) by the Executive pursuant to a Voluntary Termination for Good Reason, then, subject to the Executive entering into and not revoking a mutual form of release of claims with 3PAR and subject to his or her continued compliance with the non-solicitation provisions of the Management Retention Agreement, each Executive will be entitled to receive the following:

•

50% of his or her annual base salary at the rate in effect immediately preceding the Executive’s termination, payable in a lump sum (or 100% of his base salary in the case of Mr. Short; however, entitlement to this payment has been superseded by the Short Transition Cash Award as described above);

•

50% of the unvested portion of any stock option, restricted stock or other 3PAR equity compensation held by the Executive will automatically be accelerated in full so as to become completely vested, or, if the Executive has exercised his or her early exercise rights with respect to any stock option, then 50% of the unreleased portion of the stock option shall automatically be released from 3PAR’s repurchase option (or 100% of the unvested or unreleased portion in the case of Mr. Short); and

•

3PAR-paid health, dental, vision, long-term disability and life insurance coverage for each Executive (and his or her dependents if the coverage prior to the termination included any dependents) at the same level of coverage as was provided to the Executive immediately prior to the Change of Control and at the same ratio of 3PAR premium payment to Executive premium payment as was in effect immediately prior to the Change of Control for a period of one-year, or less if the Executive and his or her dependents become eligible for comparable coverage through another employer.

The Appointment Time will constitute a Change of Control under each Management Retention Agreement.

Standard HP Employment Agreements

As part of the offer letter acceptance process, all 3PAR employees and executives who join HP would be expected to execute certain other documents applicable to all new hires, including the HP Agreement Regarding Confidential Information and Proprietary Developments and the HP Letter of Assurance, certifying that the individual is not subject to any restrictions on his or her employment as a result of agreements made with any previous employer (other than 3PAR).

(b) Potential Payments upon a Termination In Connection with a Change of Control.

The following table sets forth the approximate payments and/or benefits that would be owed to each of 3PAR’s executive officers upon a qualifying termination of employment in connection with the HP Offer, assuming that (i) the HP Offer is completed at the Offer Price of $33.00 per share of Common Stock, (ii) the termination of employment took place on August 31, 2010, and (iii) the proposed terms of the HP offer letters and the Amendment, Assumption and Acknowledgment Agreements are accepted.

Name	Benefit Type	Payment Upon the Appointment Time	Payment in the Case of a Qualifying Termination
David C. Scott	Cash Payment (1)	—	$2,490,000
	Value of Continued Employee Benefits (2)	—	$20,502
	Value of Equity Award Acceleration (3)	—	$12,440,215
	Excise Tax Gross-Up Payment (4)	—	$1,000,000
	Total Value:	—	$15,950,717

Adriel G. Lares	Cash Payment (1)	—	$270,000
	Value of Continued Employee Benefits (5)	—	$6,768
	Value of Equity Award Acceleration (3)	—	$5,349,051
	Total Value:	—	$5,625,819

Jeffrey A. Price	Severance (6)	—	$137,500
	Value of Continued Employee Benefits (5)	—	$26,996
	Value of Equity Award Acceleration (3)	—	$4,572,605
	Total Value:	—	$4,737,101

Ashok Singhal	Severance (6)	—	$137,500
	Value of Continued Employee Benefits (5)	—	$680
	Value of Equity Award Acceleration (3)	—	$4,589,456
	Total Value:	—	$4,727,636

Peter Slocum	Severance (6)	—	$132,500
	Value of Continued Employee Benefits (5)	—	$26,947
	Value of Equity Award Acceleration (3)	—	$5,362,800
	Total Value:	—	$5,522,247

Randall J. Weigel	Severance (6)	—	$125,000
	Value of Continued Employee Benefits (5)	—	$20,627
	Value of Equity Award Acceleration (3)	—	$5,826,171
	Total Value:	—	$5,971,798

Russell Walther	Severance (6)	—	$135,000
	Value of Continued Employee Benefits (5)	—	$20,436
	Value of Equity Award Acceleration (3)	—	$5,386,800
	Total Value:	—	$5,542,236

Craig S. Nunes	Severance (6)	—	$120,000
	Value of Continued Employee Benefits (5)	—	$20,613
	Value of Equity Award Acceleration (3)	—	$4,090,634
	Total Value:	—	$4,231,247

Stephen F. Crimi	Severance (6)	—	$125,000
	Value of Continued Employee Benefits (5)	—	$20,613
	Value of Equity Award Acceleration (3)	—	$3,753,750
	Total Value:	—	$3,899,363

Name	Benefit Type	Payment Upon the Appointment Time	Payment in the Case of a Qualifying Termination
Randall T. Gast	Severance (6)	—	$132,500
	Value of Continued Employee Benefits (3)	—	$20,627
	Value of Equity Award Acceleration (4)	—	$3,473,200
	Total Value:	—	$3,626,327

Alastair A. Short	Cash Payment (1)	—	$520,000
	Value of Continued Employee Benefits (5)	—	$20,642
	Value of Equity Award Acceleration (3)	—	$4,235,100
	Total Value:	—	$4,775,742

Jeannette Robinson	Cash Payment (1)	—	$220,000
	Value of Continued Employee Benefits (5)	—	$14,233
	Value of Equity Award Acceleration (3)	—	$3,836,250
	Total Value:	—	$4,070,483

(1)	Represents payment of the transition cash award, as outlined and described above.
(2)	Includes 3PAR-paid health, dental, vision, and life insurance coverage for a period of 12 months, as outlined and described above.
(3)	Represents the value of equity awards that would accelerate upon the Closing Date and/or upon a qualifying termination following the expiration of the HP Offer, as outlined and described above.
(4)

Represents the maximum additional payments to which Mr. Scott could be entitled pursuant to the Scott Agreement to compensate for excise taxes that would be due pursuant to Code Section 280G as a result of Mr. Scott’s change of control benefits equaling or exceeding 3.59 times his “base amount” as defined in Code Section 280G, as outlined and described above.

(5)	Includes 3PAR-paid health, dental, vision, long-term disability and life insurance coverage for a period of 12 months, as outlined and described above.
(6)	Represents severance payments pursuant to the individual’s Management Retention Agreement.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. 3PAR’s certificate of incorporation provides for the indemnification of 3PAR’s directors to the fullest extent permissible under the DGCL. Consequently, no director will be personally liable to 3PAR or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to 3PAR or its stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, 3PAR’s certificate of incorporation provides that 3PAR is required to indemnify its directors and 3PAR’s bylaws provide that 3PAR is required to indemnify its directors, officers, employees and agents, in each case to the fullest extent permitted by the DGCL. 3PAR’s bylaws also provide that 3PAR shall advance expenses incurred by a director, officer, employee or agent in advance of the final disposition of any action or proceeding, and permit 3PAR to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether 3PAR would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

3PAR has entered into agreements to indemnify its directors, officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between 3PAR and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference. 3PAR also maintains directors’ and officers’ liability insurance that insures 3PAR’s directors and officers against certain losses and insures 3PAR with respect to its obligations to indemnify its directors and officers.

The HP Executed Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill in all respects the obligations of 3PAR and its subsidiaries under any indemnification agreements between 3PAR or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of 3PAR or any of its subsidiaries prior to the Appointment Time (the “Indemnified Persons”). In addition, until the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will indemnify each Indemnified Person in respect of acts or omissions in such Indemnified Person’s capacity as a director, officer, employee or agent of 3PAR or any of its subsidiaries or any of the transactions contemplated by the HP Executed Merger Agreement.

Furthermore, until the sixth anniversary of the Effective Time, the surviving corporation in the HP Merger (the “Surviving Corporation”) will maintain in effect 3PAR’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, provided that in satisfying such obligations, HP and the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by 3PAR for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed such amount, HP and the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Prior to the Effective Time, 3PAR may purchase a six-year “tail” or runoff policy under 3PAR’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies, provided that the aggregate cost for such “tail” or runoff policy does not exceed 500% of the current annual premiums paid by 3PAR for directors’ and officers’ and fiduciary liability insurance policies.

Representation on 3PAR’s Board of Directors. The HP Executed Merger Agreement provides that, effective upon the Appointment Time, HP will be entitled to designate a number of directors, rounded up to the next whole number, on the board of directors equal to the product of the total number of directors on the board of directors (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by HP and/or Purchaser following such purchase bears to the total number of Shares outstanding, and 3PAR will cause HP’s designees to be elected or appointed as directors of 3PAR, including by increasing the size of the board of directors and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least three of 3PAR’s current directors who are not employees of 3PAR and who are not officers, directors, employees, or designees of HP or Purchaser or any of their affiliates shall remain members of the board of directors until the Effective Time in accordance with the terms of the HP Executed Merger Agreement.

(c) Arrangements with HP or Purchaser.

HP Executed Merger Agreement. The summary of the HP Executed Merger Agreement contained in Section 11 of the HP Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the HP Offer contained in Section 13 of the HP Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the HP Executed Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Tender and Voting Agreement. In connection with the execution of the HP Executed Merger Agreement, certain stockholders of 3PAR and their affiliates, if applicable, who hold approximately 33% of the outstanding stock of 3PAR have entered into a tender and voting agreement with HP and Purchaser (the “Tender and Voting Agreement”), which provides, among other things, that these stockholders will tender their Shares in the HP Offer and vote their Shares in favor of adopting the HP Executed Merger Agreement, if applicable. In addition, such stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the HP Offer and HP Merger. The Tender and Voting Agreement will terminate upon the earlier to occur of (i) the termination of the HP Executed Merger Agreement in accordance with its terms, (ii) the termination or expiration of the HP Offer, without any Shares being accepted for payment thereunder, and (iii) the Effective Time. This summary of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Confidentiality Agreement. 3PAR and HP entered into a confidentiality agreement on July 13, 2010, which was amended and superseded on August 24, 2010 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of HP and 3PAR agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the HP Offer with 3PAR’s legal and financial advisors, at a meeting held on September 2, 2010, the board of directors unanimously (i) determined that the HP

Executed Merger Agreement and the transactions contemplated thereby, including the HP Offer and the HP Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the HP Executed Merger Agreement and the transactions contemplated thereby, including the HP Offer and the HP Merger.

Accordingly, and for the other reasons described in more detail below, the board of directors unanimously recommends that 3PAR’s stockholders accept the HP Offer and tender their Shares pursuant to the HP Offer.

A letter to stockholders communicating the board of directors’ recommendation and the joint press release issued by 3PAR and HP announcing the execution of the HP Executed Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b) Background.

As part of the ongoing evaluation of our business, our board of directors and members of our senior management regularly review and assess opportunities to achieve long-term strategic goals, including potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and other strategic alternatives.

In late 2009 and early 2010, we and Dell explored a potential reseller arrangement between the two companies. After several discussions, however, the companies determined not to move forward with a reseller arrangement at that time.

On May 3, 2010, David C. Scott, the President and Chief Executive Officer of 3PAR, had an informal discussion with executives of Company A to explore possible commercial relationships between 3PAR and

Company A. Mr. Scott and the Company A executives agreed to have follow up discussions on potential commercial relationships, but these discussions have not yet occurred. In addition, the Company A executives also requested to be contacted if 3PAR were ever to consider an acquisition by another company.

On May 7, 2010, Mr. Scott had an informal discussion with Michael S. Dell, the Chairman of the Board and Chief Executive Officer of Dell, and Dave Johnson, the Senior Vice President of Corporate Strategy of Dell, concerning a range of possible commercial relationships between 3PAR and Dell.

On June 9, 2010, we and HP explored a potential reseller arrangement between the two companies.

On July 8, 2010, Shane V. Robison, Executive Vice President and Chief Strategy and Technology Officer of HP, contacted Mr. Scott to express HP’s interest in potentially acquiring 3PAR. The two executives agreed to hold meetings the following week to explore on a preliminary basis a possible business combination involving the two companies.

To facilitate the further exchange of confidential information in contemplation of a possible transaction between the two companies, we entered into a mutual non-disclosure agreement with HP on July 13, 2010.

On July 14 and July 15, 2010, there were several meetings between the HP and 3PAR management teams, during which meetings the 3PAR management team presented an overview of 3PAR’s business strategy and operations to enable HP to further assess the manner in which 3PAR could be combined with HP’s businesses. During these meetings, representatives of HP stated that HP intended to submit a proposal to acquire 3PAR in the near term. In addition, on July 14, 2010, Mr. Scott met with Mark V. Hurd, HP’s then-Chairman and Chief Executive Officer, during which meeting Mr. Hurd expressed HP’s seriousness about acquiring 3PAR.

On July 15, 2010, the board of directors convened a special meeting to consider HP’s inquiries regarding a potential acquisition of 3PAR. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), our outside legal counsel, also attended this meeting. Mr. Scott summarized the discussions that the senior management team had over the past several months with various companies regarding a possible transaction, as well as the meetings with HP representatives during the last couple of days and HP’s desire to proceed expeditiously with a possible acquisition. The board then discussed the retention of an external financial advisor to assist the board and our senior management team in their evaluation of strategic alternatives, including a potential acquisition by HP. After discussion of various alternatives, the board determined to engage Qatalyst Partners LP (“Qatalyst”) and authorized our senior management team to negotiate an engagement agreement with Qatalyst to act as our financial advisor in connection with a potential sale transaction.

The board then reviewed and discussed with representatives of Qatalyst, HP’s inquiries with respect to a potential acquisition of 3PAR and other companies that might be interested in acquiring 3PAR. During this discussion, representatives of Wilson Sonsini advised the board regarding its fiduciary duties in this context. After discussion, the board of directors authorized and directed Qatalyst to approach two other companies that the board of directors, with the advice and input of the attending senior executive officers and representatives of Qatalyst, determined were the most likely to be interested in, and capable of, acquiring 3PAR in order to ascertain their interest in making a proposal to acquire the company. These two companies were Dell and Company A. The board of directors discussed the advisability of seeking indications of interest from other companies that might be interested in acquiring 3PAR, but ultimately determined not to seek alternative indications of interest to acquire 3PAR from other companies at this time due to the significant risks of harm to 3PAR’s business and of employee dislocation if speculation arose that 3PAR was considering a transaction with one of these other companies.

Also at the July 15th board meeting, the board discussed the advisability of forming an ad hoc transaction committee of the board in view of the discussions with HP and the need for directors to be regularly available to guide and instruct our senior management team and our financial advisor and outside legal counsel on discussions with HP. The board of directors approved the formation of a board committee referred to herein as the Transaction Committee, consisting of Kevin Fong, Christopher B. Paisley, and Mr. Scott. The Transaction Committee was established as a liaison between the board and our senior management team, financial advisor and outside counsel to guide and oversee discussions with HP or potentially other parties. The board did not empower the Transaction Committee to approve or make any definitive determinations in respect of a transaction with HP or any other party.

Subsequent to the July 15th board meeting, acting under the board’s authorization, 3PAR entered into a letter agreement with Qatalyst on July 15, 2010, pursuant to which Qatalyst was formally engaged to act as 3PAR’s financial advisor in connection with the evaluation of strategic alternatives, including a possible sale of the company.

On July 16, 2010, Mr. Scott contacted representatives of Dell and Company A to ascertain their potential interest in acquiring 3PAR at this time. The representatives of Dell and Company A each expressed interest in pursuing a potential acquisition of 3PAR.

In addition, on July 16, 2010, there was a meeting of the Transaction Committee, at which representatives of Qatalyst were also present. Mr. Scott reported on his discussions with representatives of Dell and Company A. The Transaction Committee members then discussed with representatives of Qatalyst whether another company—Company C—should be contacted to determine their potential interest in acquiring 3PAR at this time. After deliberation, the Transaction Committee authorized representatives of Qatalyst to contact representatives of Company C for this purpose.

Following the meeting of the Transaction Committee, on July 16, 2010, representatives of Qatalyst contacted the chief executive officer of Company C, who indicated that Company C was unlikely to have any interest in acquiring 3PAR at this time.

To facilitate the further exchange of confidential information in contemplation of a possible transaction between 3PAR, on the one hand, and each of Dell and Company A, on the other hand, we entered into a confidentiality agreement with Dell on July 17, 2010, and a confidentiality agreement with Company A on July 19, 2010.

On July 22, 2010, certain members of our senior management team delivered in-person presentations to representatives of Dell related to our business and operations. In addition, on July 23, 2010, representatives of Dell conducted follow-up sessions regarding certain financial matters pertaining to 3PAR as part of its due diligence activities.

On July 23, 2010, certain members of our senior management team delivered in-person presentations to representatives of Company A related to our business and operations.

On July 23, 2010, we received from HP a non-binding indication of interest in acquiring all of the outstanding equity of 3PAR. HP’s indication of interest was subject to the satisfactory completion of due diligence and our agreement to negotiate exclusively with HP for three weeks, but was expressly not subject to a financing condition.

On July 26, 2010, a meeting of the Transaction Committee was held, during which Mr. Scott reported on the events of the previous week to the other members of the Transaction Committee.

On July 27, 2010, there was a regularly scheduled meeting of our board of directors. Representatives of Qatalyst and Wilson Sonsini were also in attendance. During this meeting, representatives of Qatalyst updated the board on the recent discussions that had occurred with the companies that were contacted regarding a potential acquisition of 3PAR, and also provided a summary of HP’s July 23rd indication of interest.

Representatives of Qatalyst then discussed with the board an overview of the technology strategic landscape and preliminary financial analysis with respect to 3PAR. After discussion with our senior management team and representatives of Qatalyst and Wilson Sonsini, the board of directors determined to reject HP’s July 23rd indication of interest, but authorized our senior management team and Qatalyst representatives to continue discussions with HP, as well as Dell and Company A, regarding a potential acquisition of 3PAR.

On July 29, 2010, representatives of Company A informed representatives of Qatalyst that Company A had elected not to submit a proposal at that time.

On July 30, 2010, Mr. Dell, Mr. Johnson and Chris Kleiman, the Vice President of Corporate Development of Dell, met with Mr. Scott, and later Mr. Johnson and Mr. Kleiman met with certain members of 3PAR’s senior management team, who provided further information regarding 3PAR. Following the meeting between Mr. Johnson and Mr. Kleiman and certain members of 3PAR’s senior management team, Mr. Scott and Mr. Dell held a brief telephone call about the discussions at the meeting.

After the conclusion of these meetings, on July 30, 2010, we received from Dell a preliminary non-binding indication of interest to combine Dell and 3PAR in a transaction in which 3PAR stockholders would receive $15.00 to $17.00 per share in cash. Dell’s indication of interest was subject to the satisfactory completion of due diligence, but was expressly not subject to a financing condition. In addition, Dell stated that it would require that we negotiate exclusively with Dell for two weeks.

Later on July 30, 2010, representatives of Qatalyst had discussions with representatives of HP’s financial advisor, J.P. Morgan Securities Inc. (“J.P. Morgan”). During these discussions, representatives of Qatalyst advised J.P. Morgan that 3PAR had received an indication of interest from another party and in order to continue discussions with 3PAR regarding a transaction, HP would need to increase its proposed purchase price from its initial indication of interest.

On July 31, 2010, several discussions occurred between representatives of Qatalyst and Credit Suisse Securities (USA) LLC (“Credit Suisse”), Dell’s financial advisor, regarding the proposed purchase price set forth in Dell’s July 30th indication of interest. During these discussions, representatives of Qatalyst advised representatives of Credit Suisse that in order for the board of directors to authorize 3PAR to enter into exclusive negotiations with Dell, Dell would need to increase its proposed purchase price above $17.00 per share and representatives of Qatalyst later advised representatives of Credit Suisse of a request for Dell to increase its proposed purchase price to $18.25 per share in order for 3PAR’s board of directors to authorize 3PAR to enter into exclusive negotiations with Dell. At the conclusion of these discussions, representatives of Credit Suisse informed representatives of Qatalyst that Dell would revise its indication of interest to reflect a purchase price of $18.00 per share in cash, subject to 3PAR agreeing to enter into exclusive negotiations with Dell.

On July 31 and August 1, 2010, representatives of Qatalyst had discussions with representatives of HP and J.P. Morgan. During these discussions, representatives of Qatalyst again advised HP that it would need to significantly increase its proposed purchase price if HP desired to continue discussions with 3PAR regarding a possible acquisition of 3PAR.

On August 1, 2010, representatives of HP declined to submit a revised proposal to acquire 3PAR.

In addition, on August 1, 2010, we received from Dell a revised non-binding indication of interest to acquire 3PAR in a transaction in which 3PAR stockholders would receive $18.00 per share in cash. Dell’s indication was subject to completion of detailed due diligence, but was expressly not subject to a financing condition. The indication of interest also stated that we would be required to negotiate exclusively with Dell for two weeks.

The board of directors convened a special meeting on August 1, 2010 to consider and discuss Dell’s August 1st indication of interest. Representatives of Qatalyst and Wilson Sonsini also attended this meeting. Mr. Scott and representatives of Qatalyst provided the board with a summary of the events that had occurred since the July 27th board meeting, including Company A’s election not to submit a proposal at this time, HP’s election not to submit a revised proposal which was higher than in its July 23rd indication of interest, and on the July 30th meetings involving Mr. Scott and other 3PAR representatives, on the one hand, and Mr. Dell and other Dell representatives, on the other hand. Representatives of Qatalyst then reviewed the terms of Dell’s August 1st indication of interest, and presented updates to certain preliminary financial analyses of 3PAR and the purchase price reflected in Dell’s August 1st indication of interest, which was higher than the proposed purchase price contained in HP’s indication of interest. After a discussion of these matters, and based on Dell’s August 1st indication of interest, the board determined to approve the execution of an exclusivity agreement with Dell, which provided for an exclusive negotiation period through August 15, 2010.

Following the August 1st board meeting, Mr. Scott called Mr. Dell to indicate that the board of directors had accepted Dell’s August 1st indication of interest and we entered into an exclusivity agreement with Dell which provided for an exclusive negotiation period through August 15, 2010.

From August 2, 2010 until August 15, 2010, representatives of 3PAR, Qatalyst and Wilson Sonsini engaged in formal discussions with representatives of Dell, Credit Suisse and Debevoise & Plimpton LLP (“Debevoise”), Dell’s outside legal counsel, regarding a potential acquisition by Dell of 3PAR. In addition, during this period, Dell conducted its due diligence investigation of 3PAR. Dell’s due diligence consisted of a review of the data and other materials made available in the electronic data room, various conference calls with representatives of 3PAR and its outside advisors, and in-person meetings with representatives of 3PAR and its outside advisors.

On August 12, 2010, the board of directors held a special meeting to consider the proposed acquisition by Dell. Representatives of Qatalyst and Wilson Sonsini also attended this meeting. Representatives of Qatalyst updated the board on the discussions and interactions with Dell since we entered into an exclusive negotiation period with Dell. Representatives of Qatalyst then presented updated financial analyses of 3PAR, and a financial analysis of the proposed acquisition by Dell. Representatives of Wilson Sonsini summarized the terms of a proposed merger agreement between 3PAR and Dell and a proposed tender and voting agreement between Dell and certain significant stockholders of 3PAR. The board of directors also discussed the major unresolved issues in the negotiation of the Dell Merger Agreement and the Dell tender and voting agreement, including the amount of the termination fee, the circumstances that would give rise to our obligation to pay the termination fee, and whether or not we would be obligated to reimburse Dell for all or a portion of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination. Mr. Scott and representatives of Wilson Sonsini also summarized the treatment of outstanding equity awards in the acquisition and the terms upon which Dell had proposed to assume the existing management retention agreements and executive employment agreements (as modified). After discussion, the board expressed their support for entering into a definitive merger agreement on the terms proposed, subject to satisfactory resolution of the unresolved matters (with respect to which the board provided representatives of Wilson Sonsini and Qatalyst its views) and final approval of the board.

On August 13 and 14, 2010, representatives of Wilson Sonsini and Debevoise, as well as representatives of Qatalyst and Credit Suisse, engaged in numerous discussions to resolve as many of the open items as possible in the Dell Merger Agreement and the Dell tender and voting agreement, including the amount of the termination fee, the circumstances that would give rise to our obligation to pay the termination fee, and whether or not we would be obligated to reimburse Dell for all or a portion of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination.

On August 14, 2010, representatives of Qatalyst and Credit Suisse had several discussions regarding the key unresolved matters in the Dell Merger Agreement. Subject to approval of their respective clients, the representatives of Qatalyst and Credit Suisse tentatively agreed that the termination fee would be 4.25% of the equity value of the transaction and that Dell would not be reimbursed for any of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination.

The board of directors held another special meeting on August 15, 2010. Representatives of Qatalyst and Wilson Sonsini also participated in this meeting. At this meeting, representatives of Qatalyst and Wilson Sonsini reviewed the proposed resolution of each of the previously unresolved issues that had been reported to the board. After further discussion, the board of directors unanimously (i) determined that it is in the best interests of 3PAR and our stockholders, and declared it advisable, to enter into the Dell Merger Agreement, (ii) approved the execution and delivery by 3PAR of the Dell Merger Agreement and (iii) resolved to recommend that 3PAR stockholders accept Dell’s tender offer, tender their 3PAR stock to Dell pursuant to Dell’s tender offer and, if required by the applicable provisions of Delaware law, adopt the Dell Merger Agreement.

After the board meeting adjourned, the parties executed and delivered the Dell Merger Agreement and certain significant stockholders executed a tender and voting agreement with Dell.

On August 16, 2010, before the U.S. stock markets opened, Dell and 3PAR jointly announced that they had entered into the Dell Merger Agreement which provided for consideration of $18.00 per share in cash.

On August 23, 2010, Dell commenced its tender offer for 3PAR stock.

Also on August 23, 2010, Mr. Robison contacted Mr. Scott to indicate that HP would be submitting an unsolicited proposal to acquire 3PAR for $24.00 per share in cash. Immediately thereafter, HP delivered to Mr. Scott the following letter addressed to the board of directors:

August 23, 2010

Mr. David Scott

President and Chief Executive Officer

3PAR, Inc.

4209 Technology Drive

Fremont, CA 94538

Dear David:

We are pleased to submit to you and your Board of Directors a proposal to acquire 3PAR, Inc., (“3PAR”) which is substantially superior to the Dell Inc. (“Dell”) transaction. We are very enthusiastic about the prospect of entering into a strategic transaction with 3PAR and believe that a business combination with HP will deliver significant benefits to your stockholders, customers, employees and partners.

We propose to increase our offer to acquire all of 3PAR outstanding common stock to $24.00 per share in cash. This offer represents a 33.3% premium to Dell’s offer price and is a “Superior Proposal” as defined in your merger agreement with Dell. HP’s proposal is not subject to any financing contingency. HP’s Board of Directors has approved this proposal, which is not subject to any additional internal approvals. If approved by your Board of Directors, we expect the transaction would close by the end of the calendar year.

In addition to the compelling value offered by our proposal, there are unparalleled strategic benefits to be gained by combining these two organizations. HP is uniquely positioned to capitalize on 3PAR’s next-generation storage technology by utilizing our global reach and superior routes to market to deliver 3PAR’s products to customers around the world. Together, we will accelerate our ability to offer unmatched levels of performance, efficiency and scalability to customers deploying cloud or scale-out environments, helping drive new growth for both companies.

As a Silicon Valley-based company, we share 3PAR’s passion for innovation. We have great respect for 3PAR’s management team and its employee base, and are excited about the prospect of working together going forward. Our long track record of acquiring companies and integrating them seamlessly into our organization gives us great confidence that this will be a successful combination.

We are including with this letter a draft merger agreement with the same terms as your announced transaction with Dell but which eliminates the termination fee.

We understand that you will first need to communicate this proposal and your Board’s determinations to Dell, but we are prepared to execute the merger agreement immediately following your termination of the Dell Merger Agreement. We also are prepared to commence a cash tender offer reflecting our higher price. Our tender offer would, of course, be conditioned upon your Board of Directors’ approval of a transaction with HP.

We look forward to making this opportunity a reality and consummating a mutually beneficial transaction.

Sincerely,

/s/ Shane Robison
Shane Robison

On August 23, 2010, the board of directors held a meeting to discuss, consider and obtain advice regarding HP’s August 23rd acquisition proposal. During the meeting, representatives of Qatalyst and Wilson Sonsini reviewed the terms of HP’s acquisition proposal, the terms of the Dell Merger Agreement addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After further review and discussion, the board of directors determined (after consultation with Qatalyst and Wilson Sonsini) that HP’s August 23rd acquisition proposal was reasonably likely to lead to a “Superior Proposal” (as that term was defined in the Dell Merger Agreement). After the board meeting, in accordance with the Dell Merger Agreement, 3PAR informed Dell of this determination and of 3PAR’s intent to participate and engage in discussions and negotiations with HP regarding its August 23rd acquisition proposal, and to furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries.

Beginning later in the day on August 24, 2010 and throughout August 25, 2010, representatives of Qatalyst and Wilson Sonsini held numerous discussions with representatives of J.P. Morgan, HP’s financial advisor, and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), HP’s outside legal counsel, to discuss HP’s unsolicited August 23rd acquisition proposal, and the proposed definitive agreements related to HP’s proposal.

On August 25, 2010, HP delivered to 3PAR definitive agreements executed by HP and Purchaser reflecting HP’s August 23rd proposal. The enclosed merger agreement was substantially the same as the Dell Merger Agreement, except that it did not contain any termination or other break-up fee provisions. The enclosed tender and voting agreement was the same as the Dell tender and voting agreement.

On August 25, 2010, the board of directors held a meeting (“3PAR’s First August 25th Board Meeting”) to discuss, consider and obtain advice regarding HP’s August 23rd acquisition proposal. During this meeting, representatives of Qatalyst and Wilson Sonsini described their discussions with J.P. Morgan and Cleary Gottlieb, the terms of the Dell Merger Agreement addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s August 23rd acquisition proposal. After further review and discussion, the board of directors determined (after consultation with Qatalyst and Wilson Sonsini) (i) that HP’s August 23rd acquisition proposal constituted a “Superior Proposal” (as that term was defined in the Dell Merger Agreement), and (ii) to notify Dell that, subject to the terms of the Dell Merger Agreement (including the 3 business day waiting period contemplated thereby), 3PAR intended to terminate the Dell Merger Agreement in order to enter into a merger agreement with HP on the terms set forth in HP’s August 23rd acquisition proposal.

Following 3PAR’s First August 25th Board Meeting, representatives of Qatalyst contacted representatives of Credit Suisse, Dell’s financial advisor, to notify Dell of the determinations made by the board of directors at 3PAR’s First August 25th Board Meeting. In response to this notification, representatives of Credit Suisse informed Qatalyst that Dell would be submitting momentarily a proposal to (i) increase the offer price in the Dell tender offer from $18.00 per share to $24.30 per share, and (ii) increase the termination fee payable by 3PAR as a condition to terminating the Dell Merger Agreement to accept a “Superior Proposal” (as that term was defined in the Dell Merger Agreement) from $53.5 million to $72.0 million (which amount would represent 4.17% of the fully diluted equity value of the transaction). Representatives of Dell subsequently delivered its proposal in writing, together with a draft amendment to the Dell Merger Agreement reflecting Dell’s proposal (“Amendment No. 1”).

Later in the evening of August 25th, the board of directors held a meeting (“3PAR’s Second August 25th Board Meeting”) to discuss, consider and obtain advice regarding Dell’s proposal. Representatives of Qatalyst and Wilson Sonsini also participated in this meeting. After review and discussion, the board of directors (i) determined that it was in the best interests of 3PAR and its stockholders, and declared it advisable, to enter into Amendment No. 1, (ii) approved the execution and delivery of Amendment No. 1, and (iii) resolved to recommend that the holders of Shares accept the amended Dell tender offer, tender their 3PAR stock into the amended Dell tender offer and, if required by the applicable provisions of Delaware law, adopt the amended Dell Merger Agreement.

After 3PAR’s Second August 25th Board Meeting was adjourned, Dell and 3PAR executed and delivered Amendment No. 1 on August 26, 2010. On August 26, 2010, before the U.S. stock markets opened, 3PAR issued a press release announcing Amendment No. 1.

On August 26, 2010, after the U.S markets closed, HP delivered to 3PAR a revised unsolicited proposal to acquire 3PAR for $27.00 per share in cash, together with the proposed merger agreement between HP and 3PAR and related tender and voting agreement, reflecting the revised acquisition proposal, executed by HP and Purchaser. HP concurrently issued a press release announcing such revised proposal. HP’s August 26th acquisition proposal indicated that it had been approved by the board of directors of HP. The enclosed merger agreement was substantially the same as the Dell Merger Agreement, except that it did not contain any termination or other break-up fee provisions. The enclosed tender and voting agreement was the same as the Dell tender and voting agreement. HP’s August 26th acquisition proposal also stipulated that, in order to accept HP’s agreement, 3PAR must, prior to 9:30 a.m. eastern time on Wednesday, September 1, 2010, (1) terminate the Dell Merger Agreement and pay Dell the termination fee contemplated by the Dell Merger Agreement and (2) deliver to HP the enclosed merger agreement and tender and voting agreement countersigned by all parties other than HP and its merger subsidiary.

In accordance with the Dell Merger Agreement, 3PAR informed Dell that it had received HP’s August 26th acquisition proposal promptly following receipt thereof, and enclosed a copy of HP’s August 26th acquisition proposal and the enclosed merger agreement and tender and voting agreement.

On August 26, 2010, the board of directors held a meeting (“3PAR’s First August 26th Board Meeting”) to discuss, consider and obtain advice regarding HP’s August 26th acquisition proposal. During the meeting, representatives of Qatalyst and Wilson Sonsini reviewed the terms of HP’s August 26th acquisition proposal, the terms of the Dell Merger Agreement addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s August 26th acquisition proposal. After further review and discussion, the board of directors determined (after consultation with Qatalyst and Wilson Sonsini) that HP’s August 26th acquisition proposal constituted a “Superior Proposal” (as that term was defined in the Dell Merger Agreement). After the board meeting, 3PAR formally notified Dell of this determination, as well as 3PAR’s intent to (i) participate and engage in discussions and negotiations with HP, and furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries, at least 24 hours from the delivery of such notice, and (ii) terminate the Dell Merger Agreement, immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, the Dell Merger Agreement, in order to enter into the merger agreement with HP on the terms set forth in HP’s August 26th acquisition proposal.

Later that evening, Mr. Dell telephoned Mr. Scott to notify him that Dell was proposing to increase the offer price in the Dell tender offer from $24.30 per share to $27.00 per share, but the termination fee payable by 3PAR as a condition to terminating the Dell Merger Agreement to accept a “Superior Proposal” (as that term was defined in the Dell Merger Agreement) would remain unchanged at $72.0 million. Subsequently, representatives of Debevoise transmitted to representatives of Wilson Sonsini a draft amendment to the Dell Merger Agreement reflecting Dell’s proposal to increase the offer price in the Dell tender offer to $27.00 per share (“Amendment No. 2”).

Later in the evening of August 26th, the board of directors held a meeting (“3PAR’s Second August 26th Board Meeting”) to discuss, consider and obtain advice regarding Dell’s proposal. Representatives of Qatalyst and Wilson Sonsini also participated in this meeting. After review and discussion, the board of directors (i) determined that it was in the best interests of 3PAR and its stockholders, and declared it advisable, to enter into Amendment No. 2, (ii) approved the execution and delivery of Amendment No. 2, and (iii) resolved to recommend that the holders of Shares accept the amended Dell tender offer, tender their 3PAR stock in the amended Dell tender offer and, if required by the applicable provisions of Delaware law, adopt the amended Dell Merger Agreement.

After 3PAR’s Second August 26th Board Meeting was adjourned, Dell and 3PAR executed and delivered Amendment No. 2 on August 26, 2010. On August 27, 2010, before the U.S. stock markets opened, 3PAR issued a press release announcing Amendment No. 2.

On August 27, 2010, HP commenced the HP Offer.

On the morning of August 27, 2010, following the announcement of the amendment to the Dell Merger Agreement and before the U.S. stock markets opened, HP delivered to 3PAR an unsolicited proposal to acquire 3PAR for $30.00 per share in cash, together with definitive agreement executed by HP and Purchaser. HP concurrently issued a press release announcing such proposal. HP’s August 27th acquisition proposal indicated that it had been approved by the board of directors of HP. The enclosed merger agreement was substantially the same as the Dell Merger Agreement, except that it did not contain any termination or other break-up fee provisions. The enclosed tender and voting agreement was the same as the Dell tender and voting agreement. HP’s August 27th acquisition proposal also stipulated that, in order to accept HP’s agreement, 3PAR must, prior to 9:30 a.m. eastern time on Thursday, September 2, 2010, (1) terminate the Dell Merger Agreement and pay Dell the termination fee contemplated by the Dell Merger Agreement (as amended by Amendment No. 1) and (2) deliver to HP the enclosed merger agreement and tender and voting agreement countersigned by all parties other than HP and its merger subsidiary.

In accordance with the Dell Merger Agreement, 3PAR informed Dell that it had received HP’s August 27th acquisition proposal promptly following receipt thereof, and enclosed a copy of HP’s August 27th acquisition proposal and the enclosed merger agreement and tender and voting agreement.

On August 27, 2010, the board of directors held a meeting to discuss, consider and obtain advice regarding HP’s August 27th acquisition proposal. During the meeting, representatives of Qatalyst and Wilson Sonsini reviewed the terms of HP’s August 27th acquisition proposal, the terms of the Dell Merger Agreement addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After further review and discussion, the board of directors determined (after consultation with Qatalyst and Wilson Sonsini) that HP’s August 27th acquisition proposal constituted a “Superior Proposal” (as that term was defined in the Dell Merger Agreement). After the board meeting, 3PAR formally notified Dell of this determination, as well as 3PAR’s intent to (i) participate and engage in discussions and negotiations with HP, and furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries, at least 24 hours from the delivery of such notice, and (ii) terminate the Dell Merger Agreement, immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, the Dell Merger Agreement, in order to enter into the merger agreement with HP on the terms set forth in HP’s August 27th acquisition proposal. Later that evening, 3PAR issued a press release announcing the board’s determinations.

Later on August 27, 2010, HP amended and restated its Offer to Purchase to reflect the revised Offer Price of $30.00 per Share.

On August 28, 2010, following the expiration of the 24 hour waiting period described above, Mr. Scott began discussions with representatives of HP regarding various matters to consider in connection with a proposed business combination involving HP and 3PAR. During these discussions, Mr. Humphries indicated that HP intended to propose executive retention arrangements on substantially the same terms as the definitive executive retention arrangements entered into with Dell. In addition, representatives of Qatalyst and Wilson Sonsini began discussions with representatives of J.P. Morgan and Cleary Gottlieb, respectively, regarding the terms of HP’s August 27th acquisition proposal.

On August 29, 2010, Mr. Scott and other senior executives of 3PAR met with representatives of HP to discuss various matters to consider in connection with a proposed business combination involving HP and 3PAR. In addition, from and after August 30, 2010, Mr. Scott and certain of our officers had continuing discussions with representatives of HP regarding the executive retention arrangements that HP had proposed.

On August 30, 2010, Mr. Johnson met with Messrs. Scott and Price regarding the status of Dell’s tender offer. During this meeting, Mr. Johnson stated that Dell had not yet determined whether it would be submitting a written proposal to alter the terms or conditions of the Dell Merger Agreement during the three business day matching period. In addition, Mr. Johnson stated that, if Dell decided to submit a proposal during the matching period, the proposal might include a revised offer price that is materially higher than the $30.00 per share offer submitted by HP on August 27, 2010, but contingent on 3PAR’s acceptance of commercial arrangements that would protect Dell if Dell were unable to successfully acquire 3PAR.

On August 31, 2010, the board of directors held a meeting (“3PAR’s First August 31st Board Meeting”) to discuss the status of Dell’s tender offer as well as HP’s August 27th acquisition proposal. Mr. Scott reported on the meeting he and Mr. Price had with Mr. Johnson on August 30. Representatives of Wilson Sonsini reviewed the board’s fiduciary duties in the context of evaluating the potential alterations to the terms and conditions of the Dell Merger Agreement and other commercial arrangements that Mr. Johnson had suggested Dell might propose during the three business day period. In addition, representatives of Qatalyst and Wilson Sonsini and members of the board of directors discussed possible courses of action that 3PAR could take in light of these potential alterations. After deliberation, the board of directors authorized representatives of Qatalyst to engage with representatives of Credit Suisse to determine whether or not Dell would be submitting a written proposal to alter the terms or conditions of the Dell Merger Agreement and commercial arrangements during the three business day matching period, and if so, in what manner. Following 3PAR’s First August 31st Board Meeting, representatives of Qatalyst contacted representatives of Credit Suisse to discuss the status of Dell’s tender offer.

Later on August 31, 2010, Mr. Scott received a written letter from Mr. Johnson outlining Dell’s proposal to alter the terms or conditions of the Dell Merger Agreement. Dell proposed to alter the Dell Merger Agreement in three respects: (1) to increase the offer price being proposed by Dell in its tender offer from $27.00 per share to $31.00 per share in cash; (2) to increase the amount of the termination fee payable by 3PAR as a condition to terminating the Dell Merger Agreement to accept a “Superior Proposal” (as that term was defined in the Dell Merger Agreement) from $72.0 million to $92.0 million, (but providing that up to $20.0 million of this termination fee could be paid in 3PAR stock); and (3) simultaneously with making these alterations, 3PAR would enter into a long-term original equipment manufacturer (“OEM”) purchase agreement with Dell that would, by its terms, be assumed by any company that acquired 3PAR in a change in control transaction, under which Dell would have the right to purchase any current or future 3PAR products on fixed pricing and other terms favorable to Dell.

On August 31, 2010, the board of directors held a meeting (“3PAR’s Second August 31st Board Meeting”) to discuss Dell’s August 31st proposal. Mr. Scott summarized the terms of Dell’s proposal, and representatives of Qatalyst summarized their discussions with representatives of Credit Suisse. Representatives of Wilson Sonsini then reviewed the board’s fiduciary duties in the context of evaluating Dell’s proposal. After careful deliberation, the board of directors unanimously determined that the terms of Dell’s proposed OEM purchase agreement would have a significant adverse impact on the value of 3PAR as a stand-alone company and as a strategic asset to HP. In addition, the board of directors unanimously determined that the terms of the proposed OEM purchase agreement and the proposed increase in the termination fee payable to Dell as a condition to accepting an acquisition proposal from a third party, taken together, could have the effect of precluding HP’s willingness to submit an acquisition proposal with a higher offer price, and would not be proportionate in relation to the amount by which Dell proposed to increase its offer price for 3PAR stock. Accordingly, the board of directors unanimously determined to reject Dell’s August 31st acquisition proposal. Following 3PAR’s Second August 31st Board Meeting, Mr. Scott contacted Mr. Johnson to convey the board’s unanimous rejection of Dell’s proposal.

On September 1, 2010, Mr. Scott had several discussions with Mr. Johnson regarding the status of Dell’s tender offer. Mr. Johnson initially indicated that Dell did not plan to submit a revised proposal before the end of the three business day match period. After further discussion, Mr. Johnson informed Mr. Scott that Dell would consider submitting a revised proposal if 3PAR were willing to consider a commercial agreement with Dell simultaneously with any amendment to the Dell Merger Agreement in order to protect Dell if it were unable to successfully acquire 3PAR.

On September 1, 2010, the board of directors held a meeting (“3PAR’s First September 1st Board Meeting”) to discuss the status of Dell’s tender offer and of HP’s August 27th acquisition proposal. Mr. Scott summarized his discussions with Mr. Johnson, and representatives of Qatalyst summarized their discussions with representatives of Credit Suisse. Representatives of Wilson Sonsini then reviewed the board’s fiduciary duties in the context of evaluating the terms of Dell’s revised proposal, as communicated by Mr. Johnson. During the meeting, representatives of Qatalyst were contacted by representatives of Credit Suisse, who outlined the material provisions of a commercial agreement that Dell was considering requesting from 3PAR in conjunction with increasing the offer price in its tender offer. The commercial agreement that Dell contemplated was a long-term reseller agreement, which would by its terms be assumed by an acquirer of, or successor in interest to, 3PAR in the event of a change in control of 3PAR (including the acquisition of 3PAR by HP or another third party), and which contained fixed pricing and other terms that were favorable to Dell. The Credit Suisse representatives did not indicate whether or by how much Dell would propose to increase the offer price in its tender offer. Representatives of Qatalyst then summarized this conversation for the board of directors. After extensive discussion, the board of directors determined that certain of the proposed terms could have the effect of precluding HP’s willingness to submit an acquisition proposal with a higher offer price. Accordingly, the board of directors authorized Mr. Scott and representatives of Qatalyst and Wilson Sonsini to negotiate for terms in the reseller agreement that would be acceptable to the board of directors.

In addition, during 3PAR’s First September 1st Board Meeting, representatives of Qatalyst presented updated financial analyses of 3PAR, and a financial analysis of the proposed acquisition by HP on the terms set forth in HP’s August 27th acquisition proposal. After further discussion, representatives of Qatalyst then indicated that Qatalyst would be prepared to deliver an opinion to the effect that, as of the date thereof and subject to and based upon the various qualifications and assumptions set forth in its written opinion, the consideration to be received by the holders of shares of 3PAR Common Stock (other than HP or any of its affiliates or any affiliates of 3PAR who have executed the tender and voting agreement) pursuant to HP’s August 27th acquisition proposal was fair, from a financial point of view, to such holders.

Following 3PAR’s First September 1st Board Meeting, representatives of Qatalyst contacted representatives of Credit Suisse to convey the board of directors’ rejection of the contemplated reseller agreement. In addition, Messrs. Scott and Johnson had numerous discussions prior to the special meeting of the board of directors scheduled for the early morning of September 2, 2010 to discuss the potential terms of a reseller agreement between 3PAR and Dell.

Later on September 1, 2010, Mr. Scott received from Mr. Johnson Dell’s written proposal to alter the terms and conditions of the Dell Merger Agreement, which was communicated by Mr. Johnson as Dell’s “best and final” proposal. Dell proposed to alter the Dell Merger Agreement as follows: (1) increase the offer price being offered by Dell in its tender offer from $27.00 per share to $32.00 per share in cash; (2) increase the amount of the termination fee payable by 3PAR as a condition to terminating the Dell Merger Agreement to accept a “Superior Proposal” (as that term was defined in the Dell Merger Agreement) from $72.0 million to $92.0 million (which amount would represent approximately 4.00% of the fully diluted equity value of the transaction), up to $20.0 million of which would be payable in 3PAR stock; and (3) simultaneously with making these alterations, 3PAR would enter into a reseller agreement on substantially the same terms as were discussed during the September 1st board meeting, except that certain terms were more favorable to 3PAR than those terms conveyed previously by the Credit Suisse representatives to the Qatalyst representatives.

On September 1, 2010, following receipt of Dell’s September 1st proposal, the board of directors held a meeting (“3PAR’s Second September 1st Board Meeting”) to discuss Dell’s September 1st acquisition proposal. Representatives of Qatalyst summarized the terms of Dell’s proposal for the board of directors. Representatives of Wilson Sonsini then reviewed the board’s fiduciary duties in the context of evaluating Dell’s proposal. After careful deliberation, the board of directors authorized Mr. Scott and representatives of Qatalyst and Wilson Sonsini to engage in discussions with representatives of HP, J.P. Morgan and Cleary Gottlieb in order to determine whether HP would be prepared to increase the $30 per share offer price reflected in HP’s August 27th acquisition proposal before making a determination regarding Dell’s September 1st acquisition proposal. Accordingly, at the direction of the board of directors, representatives of Qatalyst contacted Mr. Humphries to determine whether HP would be prepared to increase its proposed offer price within the next several hours.

Through the night of September 1, 2010, Mr. Scott and representatives of Qatalyst and Wilson Sonsini had numerous discussions with Mr. Johnson and representatives of Credit Suisse and Debevoise regarding Dell’s September 1st proposal, and separately with representatives of HP, J.P. Morgan and Cleary Gottlieb regarding the terms of HP’s acquisition proposal.

In the minutes prior to a special meeting of the board of directors scheduled for the early morning of September 2, 2010, Mr. Scott received an electronic mail from Mr. Johnson in which Mr. Johnson informed Mr. Scott that Dell believed it was appropriate to end discussions with 3PAR regarding Dell’s September 1st proposal in light of the number and fundamental nature of some of the disagreements between the parties with respect to the reseller agreement Dell had proposed. Shortly thereafter, Mr. Scott received a telephone call from Mr. Humphries during which Mr. Humphries informed Mr. Scott that he would be sending 3PAR a letter reflecting a revised acquisition proposal to acquire 3PAR for $33.00 per share in cash pursuant to a tender offer followed by a merger. Mr. Humphries’ letter indicated that HP’s revised acquisition proposal had been approved by the board of directors of HP. Mr. Humphries’ letter also enclosed a proposed merger agreement between HP and 3PAR and related tender and voting agreement, reflecting the revised acquisition proposal. The enclosed merger agreement, which was executed on behalf of HP and its merger subsidiary, was substantially the same as the merger agreement between 3PAR and Dell except that it did not contain any termination or other break-up fee provisions. The enclosed tender and voting agreement was the same as the Dell tender and voting agreement. Mr. Humphries’ letter also stipulated that, in order to accept HP’s agreement, 3PAR must, prior to 9:30 a.m. eastern time on Thursday, September 9, 2010, (1) terminate the Dell Merger Agreement and pay Dell the termination fee contemplated by the Dell Merger Agreement (as amended by Amendment No. 1) and (2) deliver to HP the enclosed merger agreement and tender and voting agreement countersigned by all parties other than HP and its merger subsidiary. Mr. Humphries’ letter further stipulated that HP would not revoke its offer until such deadline. In accordance with the Dell Merger Agreement, 3PAR informed Dell that it had received HP’s September 2nd acquisition proposal promptly following receipt thereof, and enclosed a copy of Mr. Humphries’ letter and the enclosed merger agreement and tender and voting agreement.

On September 2, 2010, the board of directors held a meeting to consider HP’s September 2nd acquisition proposal in light of developments regarding Dell’s September 1st proposal. During the meeting, representatives of

Qatalyst and Wilson Sonsini reviewed the terms of HP’s September 2nd acquisition proposal, the relevant terms of 3PAR’s merger agreement with Dell and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After review and discussion, the board of directors determined (after consultation with Qatalyst and Wilson Sonsini), (i) that HP’s September 2nd acquisition proposal constituted a “Superior Proposal” (as that term was defined in the Dell Merger Agreement), (ii) to notify Dell that, subject to the terms of the Dell Merger Agreement, 3PAR intended to participate and engage in discussions and negotiations with HP, and furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries, at least 24 hours from the delivery of such notice, and (iii) to notify Dell that, subject to the terms of the Dell Merger Agreement, 3PAR intended to terminate the Dell Merger Agreement, immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, the Dell Merger Agreement, in order to enter into the merger agreement with HP on the terms set forth in HP’s September 2nd acquisition proposal. In addition, in expectation that Dell might decline to increase its proposed offer price for 3PAR in light of HP’s increased offer price, the board of directors also (i) determined that it was in the best interests of 3PAR and its stockholders, and declared it advisable, to enter into the HP Executed Merger Agreement if Dell declined to increase its offer price, (ii) approved the termination of the Dell Merger Agreement and payment of the $72 million termination fee to Dell if Dell declined to increase its offer price, (iii) approved the execution and delivery of the HP Executed Merger Agreement if Dell declined to increase its offer price, and (iv) resolved to recommend that the holders of Shares accept the amended HP Offer, tender their Shares in the HP Offer and, if required by the applicable provisions of Delaware law, adopt the HP Executed Merger Agreement if Dell declined to increase its offer price.

After the board meeting, 3PAR formally notified Dell that the board of directors had determined that HP’s revised proposal was a “Superior Proposal” (as that term was defined in the Dell Merger Agreement), thereby commencing the three- business day match right period contemplated by the Dell Merger Agreement. Before the U.S. stock markets opened on September 2, 2010, 3PAR issued a press release announcing that the board of directors had received a revised proposal from HP and had determined that HP’s revised proposal was a “Superior Proposal” (as that term was defined in the Dell Merger Agreement), a copy of which is filed herewith as Exhibit (a)(5)(A) and incorporated herein by reference.

Following the issuance of 3PAR’s press release, Dell publicly announced that it would not submit a revised acquisition proposal for 3PAR and that it was ending acquisition discussions with 3PAR. Representatives of Debevoise subsequently confirmed to representatives of Wilson Sonsini that Dell was electing to waive its right to a three-business day match period pursuant to its merger agreement with 3PAR in connection with HP’s September 2nd acquisition proposal. Accordingly, on September 2, 2010, 3PAR delivered to Dell a formal notice of termination of the Dell Merger Agreement and concurrently paid to Dell the $72,000,000 termination fee payable to Dell pursuant to the Dell Merger Agreement. Concurrently with such termination, 3PAR entered into the agreement and plan of merger attached to HP’s September 2nd acquisition proposal with HP and a wholly-owned subsidiary of HP. In addition, HP and 3PAR issued a joint press release announcing (i) the entry into the HP Executed Merger Agreement, (ii) the termination of the Dell Merger Agreement and (iii) 3PAR’s payment of the $72 million termination fee to Dell.

The board of directors also received a written opinion of Qatalyst to the effect that the consideration to be received by the holders of shares of 3PAR common stock (other than HP or any of its affiliates or any affiliates of 3PAR who have executed the tender and voting agreement) pursuant to the HP Executed Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Qatalyst, dated September 2, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Annex II.

(c) Reasons for Recommendation.

In evaluating the HP Executed Merger Agreement and the other transactions contemplated thereby, including the HP Offer and the HP Merger, the board of directors consulted with 3PAR’s senior management and legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the HP Offer and tender their Shares pursuant to the HP Offer, including the following:

3PAR’s Operating and Financial Condition; Prospects of 3PAR. The board of directors considered the current and historical financial condition, results of operations, and business of 3PAR, as well as 3PAR’s financial plan and prospects, if it were to remain an independent company. The board of directors evaluated 3PAR’s long-term financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if 3PAR were to execute or fail to execute upon its financial plan. The board of directors discussed the impact of general economic market trends on 3PAR’s sales, as well as general market risks that could reduce the market price of the Shares. The board of directors also considered the highly competitive and rapidly evolving environment in which 3PAR operates and is expected to operate in the future and the fact that many of 3PAR’s competitors have greater name recognition, access to larger customer bases and substantially greater resources, and the impact of this competitive environment on 3PAR’s ability to retain and expand its portion of the total available market. After consideration, the board of directors concluded that each of the foregoing factors supported its recommendation with respect to the HP Offer.

Available Alternatives; Results of Discussions with Third Parties. The board of directors determined that the possible alternatives to the acquisition by HP and perceived risks of those alternatives, the range of potential benefits to 3PAR’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the board of directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for 3PAR to create greater value for 3PAR’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks, all supported its recommendation with respect to the HP Offer. The board of directors also concluded that the results of the process that the board of directors had conducted, with the assistance of 3PAR management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions supported its recommendation with respect to the HP Offer.

Superior Price. The HP Executed Merger Agreement provides for consideration of $33.00 per share in cash, which is superior to the consideration of $27.00 per share in cash in the Dell Merger Agreement. In addition, the $33.00 per share consideration payable pursuant to the HP Executed Merger Agreement represents a premium of approximately 242% over the closing price per share of the Shares on August 13, 2010, the last full trading day prior to the announcement of the original Dell Merger Agreement, approximately 83% over the $18.00 per share consideration payable pursuant to the original Dell Merger Agreement, and approximately 38% over the $24.00 per share consideration payable pursuant to HP’s August 23rd proposal.

Execution of the HP Executed Merger Agreement. On September 2, 2010, HP executed and delivered the HP Executed Merger Agreement to us, which allowed us to enter into a binding commitment with HP by countersigning the HP Executed Merger Agreement concurrently with the termination of the Dell Merger Agreement.

Terms of the HP Executed Merger Agreement. The board of directors concluded that the HP Executed Merger Agreement was substantially the same as the Dell Merger Agreement, except that it eliminated the obligation to pay a $72 million termination fee under certain circumstances, that were included in the Dell Merger Agreement. In addition, the board of directors concluded that the provisions of the HP Executed Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by 3PAR in connection with the signing of the HP Executed Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between

3PAR, HP and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about 3PAR, HP or Purchaser) and covenants and termination rights of the parties and termination fees payable by 3PAR all supported its recommendation with respect to the HP Offer. More specifically, the board of directors considered the following provisions, among others:

(1) Cash Tender Offer. The HP Offer and the HP Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling 3PAR’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(2) No Financing Condition. HP’s obligations under the HP Offer are not subject to any financing condition, HP’s representations in the HP Executed Merger Agreement that it has and will have sufficient funds available to it to consummate the HP Offer and the HP Merger, and HP’s financial strength.

(3) Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the HP Executed Merger Agreement that provide for the ability of the board of directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, written acquisition proposal that the board of directors believes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined in Section 1.1 of the Merger Agreement) and to furnish to such third party non-public information relating to 3PAR pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable to 3PAR than those contained in the confidentiality agreement entered into with HP.

(4) Change of Recommendation; Fiduciary Termination Right. In the event 3PAR receives a Superior Proposal, the board of directors has the right, prior to the purchase of Shares pursuant to the HP Offer, to fail to make, withdraw or modify in a manner adverse to HP its approval or recommendation to its stockholders of the HP Offer or declaration of advisability of the HP Executed Merger Agreement, the HP Offer, or the HP Merger. However, the board of directors may not make such an adverse recommendation change in response to an acquisition proposal received by a third party unless (i) such acquisition proposal constitutes a Superior Proposal, (ii) 3PAR promptly notifies HP in writing at least three business days before the adverse recommendation change of its intention to take such action and (iii) HP does not make, within three business days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of 3PAR as such Superior Proposal (with any material amendment or modification to the Superior Proposal requiring a new written notification from 3PAR and a new three business day period). The board of directors may terminate the HP Executed Merger Agreement to accept a Superior Proposal, if (i) the board of directors shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under Delaware Law and (ii) 3PAR has complied with requirements set forth in the prior sentence.

(5) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the HP Executed Merger Agreement and that HP’s obligations to purchase Shares in the HP Offer and to close the HP Merger are subject to limited conditions.

(6) Top-Up Option. The board of directors considered that Purchaser had been granted a “top-up option” to purchase from 3PAR, under certain circumstances following consummation of the HP Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding, and that this could permit Purchaser to consummate the HP Merger more quickly as a short form merger under Delaware law.

Timing of Closing. The HP Offer provides for a prompt tender offer that is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, September 24, 2010, unless extended, to be followed as soon as practicable by the HP Merger for the same per share consideration. The scheduled expiration date of the HP Offer was only four days later than the scheduled expiration date of the Dell tender offer.

Dell Declined to Increase its Offer. After receiving notice from 3PAR of the HP Offer pursuant to the terms of the Dell Merger Agreement, Dell declined to increase the consideration offered in the Dell Merger Agreement and the parties terminated the Dell Merger Agreement.

Opinion of 3PAR’s Financial Advisor. The opinion of Qatalyst Partners LP, referred to herein as Qatalyst, dated September 2, 2010, to the board of directors of 3PAR as to the fairness, from a financial point of view and as of such date, of the $33.00 per share consideration to be paid to holders of Shares (other than HP, any affiliate of HP or affiliates of 3PAR who had executed the Tender and Voting Agreement) pursuant to the HP Executed Merger Agreement, as more fully described in the section entitled “Opinion of 3PAR’s Financial Advisor.”

Cash Consideration; Certainty of Value. The board of directors considered the form of consideration to be paid to the stockholders in the HP Offer and the HP Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that HP’s proposal was not subject to obtaining any outside financing. The board of directors determined that the form of consideration to be paid to 3PAR’s stockholders in the HP Offer and the HP Merger supported its recommendation with respect to the HP Offer.

Business Reputation of HP. The business reputation and capabilities of HP and its management and the substantial financial resources of HP and, by extension, Purchaser, which the board of directors believed supported the conclusion that a transaction with HP and Purchaser could be completed relatively quickly and in an orderly manner. The board of directors also considered the impact of the HP Offer and the HP Merger on 3PAR’s employees, business partners and customers. The board of directors concluded that the benefit of the business reputation and resources of HP supported its recommendation with respect to the HP Offer.

Failure to Close; Public Announcement. The possibility that the transactions contemplated by the HP Executed Merger Agreement may not be consummated, and the effect of public announcement of the HP Executed Merger Agreement, including effects on 3PAR’s sales, operating results and stock price, and 3PAR’s ability to attract and retain key management and sales and marketing personnel.

The foregoing discussion of information and factors considered and given weight by the board of directors and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the HP Offer and the HP Merger and the related reasons for making its recommendation, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the board of directors may have given different weights to different factors and reasons.

The board of directors also considered the impact of the HP Offer and the HP Merger on 3PAR’s and its subsidiaries’ employees, business partners, customers and others having dealings with them.

In arriving at their respective recommendations, the directors of 3PAR were aware of the interests of executive officers and directors of 3PAR as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

The foregoing discussion of information and factors considered and given weight by the board of directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the HP Offer and the HP Merger, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the board of directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of 3PAR were aware of the interests of executive officers and directors of 3PAR as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Opinion of 3PAR’s Financial Advisor.

3PAR retained Qatalyst to act as its financial advisor in connection with a potential transaction involving 3PAR. 3PAR selected Qatalyst to act as its financial advisor based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business and affairs of 3PAR and the industry in which it operates. As financial advisor to 3PAR, Qatalyst delivered a written opinion dated September 2, 2010, to the effect that, as of such date and based upon and subject to the various assumptions, limitations and qualifications set forth in its opinion, the $33.00 per share consideration to be received by the holders of Shares (other than HP, any affiliate of HP or affiliates of 3PAR who had executed the Tender and Voting Agreement) pursuant to the HP Executed Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Qatalyst’s written opinion, dated September 2, 2010, to the board of directors of 3PAR is attached hereto as Annex II and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the entire opinion carefully in its entirety. Qatalyst’s opinion was provided to the board of directors and addresses only the fairness, as of the date of the opinion and from a financial point of view, of the $33.00 per share consideration to be received by the holders of Shares (other than HP, any affiliate of HP or affiliates of 3PAR who had executed the Tender and Voting Agreement) pursuant to the HP Executed Merger Agreement. It does not address any other aspect of the HP Offer or the HP Merger and does not constitute a recommendation as to whether any holder of Shares should tender Shares in the HP Offer or how any stockholder should vote with respect to the HP Merger or any other matter and does not in any manner address the prices at which the Common Stock will trade at any time. The summary of Qatalyst’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst reviewed the HP Executed Merger Agreement and the Tender and Voting Agreement and certain publicly available financial statements and other business and financial information of 3PAR. Qatalyst also reviewed certain financial projections and operating data prepared by the management of 3PAR (the “3PAR Projections”). Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of 3PAR with senior executives of 3PAR. Qatalyst also reviewed the historical market prices and trading activity for the Common Stock and compared the financial performance of 3PAR and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with 3PAR and its securities. In addition, Qatalyst reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by 3PAR. With respect to the 3PAR Projections, Qatalyst was advised by the management of 3PAR, and Qatalyst assumed, that the 3PAR Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of 3PAR of the future financial performance of 3PAR. Qatalyst assumed that the HP Offer and the HP Merger will be consummated in accordance with the terms set forth in the HP Executed Merger Agreement, without any modification or delay. In addition, Qatalyst assumed that in connection with the receipt of all the necessary approvals of the proposed HP Offer and the HP Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on 3PAR or the contemplated benefits expected to be derived in the proposed HP Merger. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of 3PAR, nor has it been furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessments of the management of 3PAR as to the existing and future technology and products of 3PAR and the risks associated with such technology and products.

Qatalyst’s opinion has been approved by Qatalyst’s opinion committee in accordance with its standard practice. Qatalyst’s opinion does not constitute a recommendation as to whether any stockholder of 3PAR should tender Shares in the HP Offer or how any stockholder should vote with respect to the HP Merger or any other matter and does not in any manner address the prices at which the Common Stock will trade at any time.

Qatalyst’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date the opinion was delivered. Events occurring after the date of the opinion may affect Qatalyst’s opinion and the assumptions used in preparing it, and Qatalyst has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst’s opinion does not address the underlying business decision of 3PAR to engage in the HP Offer and the HP Merger, or the relative merits of the HP Offer and the HP Merger as compared to any strategic alternatives that may have been available to 3PAR. Qatalyst’s opinion is limited to the fairness, from a financial point of view, of the $33.00 per share consideration to be received by the holders of Shares (other than HP, any affiliate of HP or affiliates of 3PAR who had executed the Tender and Voting Agreement) pursuant to the HP Executed Merger Agreement, and Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of 3PAR’s officers, directors or employees, or any class of such persons, or any proposals from other parties, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst in connection with its opinion dated September 2, 2010. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst’s opinion. Except as otherwise noted, for purposes of its analyses, Qatalyst utilized both third-party research analysts projections (the “Street Projections”) and the 3PAR Projections (which consisted of two sets of projections, denoted as Management Case 1 and Management Case 2 herein).

Illustrative Discounted Cash Flow Analysis. Qatalyst performed an illustrative discounted cash flow analysis, which is designed to imply a potential value of a company by calculating the net present value of estimated future cash flows of the company. Qatalyst calculated ranges of implied equity values per share for 3PAR based on discounted cash flow analyses utilizing the 3PAR Projections for the fiscal years 2011 through 2016. Qatalyst calculated the net present value of unlevered free cash flows for 3PAR for the years 2011 through 2015 and calculated the value at the end of 2015 by applying a range of multiples of 15.0x to 20.0x to 3PAR’s estimated fiscal year 2016 net operating profits after taxes. These terminal values were then discounted to present values using weighted average cost of capital ranging from 13.0% to 15.0%. Qatalyst then applied a dilution factor of 10.0% to illustrate the net dilution to current stockholders due to the net effect of projected future equity compensation grants by 3PAR. Based on the calculations set forth above, this analysis implied a range for the Shares of approximately $15.88 to $21.02 per share based on Management Case 1 and approximately $10.68 to $13.80 per share based on Management Case 2.

Selected Company Analysis. Qatalyst compared selected financial information and public markets multiples for 3PAR with publicly available information and public market multiples for selected storage infrastructure companies and high growth systems companies. The companies used in this comparison included those companies listed below:

Storage Infrastructure Companies:

•	EMC Corporation

•	NetApp, Inc.

•	Brocade Communications Systems, Inc.

•	QLogic Corporation

•	Isilon Systems, Inc.

•	CommVault Systems, Inc.

•	Compellent Technologies, Inc.

High Growth Systems Companies:

•	F5 Networks, Inc.

•	Riverbed Technology, Inc.

•	Aruba Networks, Inc.

•	Fortinet, Inc.

•	Netezza Corporation

Based upon research analyst consensus estimates for calendar year 2011 and using the closing prices as of August 31, 2010 for shares of the selected companies, Qatalyst calculated, among other things, the closing stock price divided by the estimated consensus earnings per share for calendar year 2011 (the “CY11E P/E Multiple”).

Based on the analysis of the CY11E P/E Multiple for each of the selected companies, Qatalyst selected a representative range of 30.0x to 50.0x and applied this range to 3PAR’s estimated calendar year 2011 earnings per share, assuming taxation at 36%. Based on the calculations set forth above, this analysis implied a range for the Shares of approximately $7.89 to $12.73 based on Management Case 1, approximately $6.85 to $11.02 based on Management Case 2 and approximately $5.46 to $8.70 based on Street Projections, in each case, including the estimated per share net present value of federal net operating losses and federal tax credits.

No company included in the selected company analysis is identical to 3PAR. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of 3PAR, such as the impact of competition on the business of 3PAR and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of 3PAR or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean or median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transaction Analysis. Qatalyst compared the multiples paid in 17 selected transactions from January 2009 through August 2010 involving public companies in the technology industry. These transactions are listed below:

Acquiror	Target
Intel Corporation	McAfee, Inc.
SAP AG	Sybase, Inc.
Hewlett-Packard Company	Palm, Inc.
Cisco Systems, Inc.	TANDBERG
Hewlett-Packard Company	3Com Corporation
Cisco Systems, Inc.	Starent Networks, Corp.
Emerson Electric Co.	Avocent Corporation
Xerox Corporation	Affiliated Computer Services, Inc.
Dell	Perot Systems Corporation
Adobe Incorporated	Omniture, Inc.
International Business Machines Corporation	SPSS Inc.
EMC Corporation	Data Domain, Inc.
Intel Corporation	Wind River Systems, Inc.
NetApp, Inc.	Data Domain, Inc.
Open Text Corporation	Vignette Corporation
Oracle Corporation	Sun Microsystems, Inc.
Autonomy Corporation PLC	Interwoven, Inc.

For each of the transactions listed above, Qatalyst reviewed, among other things, enterprise value as a multiple of next 12 months estimated revenue. Based on the analysis of such metric for each transaction noted

above, Qatalyst selected a representative range of multiples of the transactions of 2.3x to 3.2x and applied this range of multiples to 3PAR’s next 12 months estimated revenue. Based on the calculations set forth above, this analysis implied a range for the Shares of approximately $10.36 to $13.67 based on both Management Case 1 and Management Case 2 and approximately $10.02 to $13.21 based on Street Projections.

No company or transaction utilized in the selected transactions analysis is identical to 3PAR or the HP Offer and the HP Merger. In evaluating the selected transactions, Qatalyst made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of 3PAR, such as the impact of competition on the business of 3PAR or the industry generally, industry growth and the absence of any adverse material change in the financial condition of 3PAR or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Qatalyst also reviewed, for informational purposes, certain other financial statistics, in connection with its opinion as set forth below.

Future Trading Analysis. Qatalyst performed an illustrative calculation of the implied one year forward present value of the price per share of the Common Stock on a stand-alone basis, using the 3PAR Projections for Management Case 1 and Management Case 2 for calendar year 2012. Qatalyst first calculated the implied one year forward value of the price per share of the Common Stock for calendar year 2012 by applying a representative range of public market price to forward earnings per share multiples for calendar year 2012 of 23.0x to 33.0x to earnings per share estimates for 3PAR for calendar year 2012, assuming taxation at 36%. Qatalyst then discounted these values using a cost of equity of 14.0%. Based on the calculations set forth above, this analysis implied a range for the Shares of approximately $12.10 to $17.09 per share based on Management Case 1 and approximately $8.79 to $12.34 per share based on Management Case 2, in each case, including the estimated per share net present value of federal net operating losses and federal tax credits.

Equity Research Analyst Price Target Statistics. Qatalyst reviewed the stock price targets for the Common Stock prepared and published by equity research analysts during the period from July 29, 2010 through the unaffected date of August 13, 2010, noting that the range of undiscounted equity analyst price targets of Common Stock was between $9.80 and $15.00 per share.

Historical Trading Performance. Qatalyst reviewed the historical trading performance of the Common Stock from November 16, 2007, the date of 3PAR’s initial public offering, to the unaffected date of August 13, 2010, noting that the low and high closing prices of the Common Stock during such period were $4.74 and $15.75 per share, respectively.

Miscellaneous

In connection with the review of the offer and the merger by the board of directors, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst’s view of the actual value of 3PAR. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of 3PAR. Any estimates contained in Qatalyst’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $33.00 per share consideration to be paid in the HP Offer and the HP Merger to holders of Shares (other than HP, any affiliate of HP or affiliates of 3PAR who had executed the tender and voting agreement) pursuant to the HP Executed Merger Agreement, and in connection with the delivery of its opinion to the board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

Qatalyst’s opinion and its presentation to the board of directors was one of many factors taken into consideration by the board of directors in deciding to approve the HP Executed Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the board of directors with respect to the consideration or of whether the board of directors would have been willing to agree to a different consideration. The consideration was determined through arm’s-length negotiations between 3PAR and HP and was approved by the board of directors. Qatalyst provided advice to 3PAR during these negotiations. Qatalyst did not, however, recommend any specific consideration to 3PAR or that any specific consideration constituted the only appropriate consideration for the HP Offer and the HP Merger.

Qatalyst provides investment banking and other services to a wide range of corporations, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of 3PAR, HP or their respective affiliates. During the two-year period prior to the date of Qatalyst’s opinion, no material relationship existed between Qatalyst and its affiliates and 3PAR or HP pursuant to which 3PAR or HP provided compensation to Qatalyst or its affiliates; however Qatalyst and its affiliates may in the future provide investment banking and other financial services to 3PAR or HP and their respective affiliates for which it would expect to receive compensation.

For a description of the terms of Qatalyst’s engagement as 3PAR’s financial advisor, see the discussion under Item 5 below.

(e) Intent to Tender.

To 3PAR’s knowledge, after making reasonable inquiry, each of 3PAR’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the HP Offer any Shares owned of record or beneficially owned by such director or executive officer. The summary of the Tender and Voting Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither 3PAR nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of 3PAR concerning the HP Offer or the HP Merger.

Qatalyst. Under the terms of its engagement letter, Qatalyst provided 3PAR with financial advisory services in connection with a potential transaction involving 3PAR for which it will be paid a customary fee, a portion of which became payable upon delivery of its opinion in connection with the Dell Merger Agreement and a substantial portion of which is contingent upon, and will become payable upon, completion of the HP Merger. 3PAR has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. In addition, 3PAR has agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities and expenses related to or arising out of Qatalyst’s engagement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by 3PAR or, to 3PAR’s knowledge, by any of 3PAR’s directors, executive officers, affiliates or subsidiaries, except for the following transactions:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Stephen F. Crimi	7/8/2010	Exercise of employee stock option pursuant to 10b5-1 plan	2,500	$3.58
Stephen F. Crimi	7/8/2010	Sale effected pursuant to 10b5-1 plan	2,500	$9.90
Stephen F. Crimi	8/16/2010	Exercise of employee stock option pursuant to 10b5-1 plan	15,000	$3.58
Stephen F. Crimi	8/16/2010	Sale effected pursuant to 10b5-1 plan	15,000	$17.88
Stephen F. Crimi	8/23/2010	Exercise of employee stock option pursuant to 10b5-1 plan	15,000	$3.58
Stephen F. Crimi	8/23/2010	Sale effected pursuant to 10b5-1 plan	7,500	$25.20
Stephen F. Crimi	8/23/2010	Sale effected pursuant to 10b5-1 plan	7,500	$25.42
Stephen F. Crimi	8/27/2010	Exercise of employee stock option pursuant to 10b5-1 plan	7,500	$3.58
Stephen F. Crimi	8/27/2010	Sale effected pursuant to 10b5-1 plan	7,500	$31.05

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by 3PAR in response to the HP Offer, which relate to a tender offer or other acquisition of 3PAR securities by 3PAR, any subsidiary of 3PAR or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by 3PAR in response to the HP Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving 3PAR or any subsidiary of 3PAR, (ii) a purchase, sale or transfer of a material amount of assets by 3PAR or any subsidiary of 3PAR, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of 3PAR.

(c) Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the HP Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by HP, pursuant to the terms of the HP Executed Merger Agreement, of certain persons to be elected to the board of directors other than at a meeting of 3PAR’s stockholders.

Stockholder Approval. 3PAR has represented in the HP Executed Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of 3PAR’s capital stock necessary in connection with the consummation of the HP Merger. If following the purchase of Shares by Purchaser pursuant to the HP Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the HP Merger without the affirmative vote of any other stockholder of 3PAR.

Top-Up Option. Pursuant to the terms of the HP Executed Merger Agreement following the Appointment Time, if Purchaser acquires more than a majority but less than 90% of the Shares outstanding, Purchaser has the option (the “Top-Up Option”) to purchase from 3PAR, subject to certain limitations, up to a number of additional Shares (the “Top-Up Shares”) sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the option, calculated on a fully-diluted basis (assuming the issuance of all Shares issuable within 10 business days after the scheduled closing of the purchase of the Top-Up Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights). The exercise price for the Top-Up Option will equal the HP Offer Price and will be paid in cash or by issuance by Purchaser to 3PAR of a full recourse unsecured promissory note. Pursuant to the terms of the HP Executed Merger Agreement, the Top-Up Option is exercisable at any one time after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the HP Executed Merger Agreement in accordance with its terms. Under the terms of the HP Executed Merger Agreement, the parties agree to use their reasonable best efforts to consummate the HP Merger in accordance with the short-form merger provisions of Section 253 of the DGCL (as described below) as close in time as possible to the issuance of the Top-Up Shares. Moreover, the HP Executed Merger Agreement provides that the Top-Up Option shall not be exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares. Purchaser could also acquire additional Shares after completion of the HP Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the HP Executed Merger Agreement, Purchaser will effect the HP Merger under the “short form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the HP Offer will have certain appraisal rights with respect to the HP Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 11 of the HP Offer to Purchase for more information regarding the Top-Up Option.

Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the HP Offer, the exercise of the Top-Up Option or otherwise, Purchaser holds at least 90% of the Shares pursuant to the HP Offer or otherwise, then subject to the terms and conditions of the HP Executed Merger Agreement, the parties agree to take all necessary action to effect the HP Merger as soon as practicable without a meeting of the stockholders of 3PAR if permitted to do so under the DGCL. The consideration paid per Share for any Shares acquired from 3PAR would be equal to that paid in the HP Offer.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The board of directors has taken all appropriate action so that Section 203, with respect to 3PAR, will not be applicable to the HP Offer or the HP Merger.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the HP Offer and the HP Merger.

Under the HSR Act, the purchase of Shares in the HP Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by HP of a Premerger Notification and Report Form concerning the HP Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. HP and 3PAR filed Premerger Notification and Report Forms on August 30, 2010 and September 2, 2010, respectively, with the FTC and the Antitrust Division in connection with the purchase of Shares in the HP Offer and the HP Merger. Accordingly, the required waiting period with respect to the HP Offer and the HP Merger will expire at 11:59 p.m., New York City time, on September 14, 2010, unless earlier terminated by the FTC and the Antitrust Division or HP and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to HP or Purchaser, the waiting period with respect to the HP Offer and the HP Merger would be extended for an additional period of 10 calendar days following the date of substantial compliance by HP and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with HP’s and Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Failure by 3PAR to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the HP Offer. The HP Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the HP Merger or if the HP Merger occurs within one year after the HSR Act waiting period applicable to the HP Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the HP Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the HP Offer or the HP Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of HP or its subsidiaries, or of 3PAR or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the HP Offer would not violate any antitrust laws, there can be no assurance that a challenge to the HP Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the HP Offer.

The purchase of Shares pursuant to the HP Offer may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the HP Executed Merger Agreement, however, the consummation of such purchase of Shares pursuant to the HP Offer is not conditioned upon the receipt of any approval of any governmental authority, or expiration of any waiting period, under the antitrust laws of those jurisdictions.

Appraisal Rights. No appraisal rights are available in connection with the HP Offer. However, if the HP Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the HP Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the HP Offer and the HP Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the HP Offer or the consideration per Share to be paid in the HP Merger. In addition, the parties have agreed in the HP Executed Merger Agreement that, in determining the fair value of any dissenting stockholders’ Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of the dissenting stockholders’ Shares, none of HP, Purchaser, 3PAR or the Surviving Corporation will take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the HP Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the HP Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the HP Offer will not be entitled to exercise appraisal rights.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of 3PAR, HP and Purchaser to complete the transactions contemplated by the HP Executed Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the HP Executed Merger Agreement, the possibility of any termination of the HP Executed Merger Agreement, and possible benefits of the HP Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in 3PAR’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in 3PAR’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the HP Offer. Further risks and uncertainties associated with the HP Offer include: the risk that 3PAR’s customers may delay or refrain from purchasing 3PAR’s services due to uncertainties about 3PAR’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)

Offer to Purchase, dated August 27, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(C)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

Exhibit Number	Description

(a)(1)(E)

Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(J)

Amended and Restated Offer to Purchase, dated August 27, 2010 (incorporated by reference to Exhibit (a)(1)(J) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(K)

Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(K) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(L)

Amended and Restated Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(L) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(M)

Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(M) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(N)

Amended and Restated Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(N) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(Q)

Second Amended and Restated Offer to Purchase, dated September 3, 2010 (incorporated by reference to Exhibit (a)(1)(Q) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(R)

Second Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(R) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(S)

Second Amended and Restated Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(S) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(T)

Second Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(T) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(U)

Second Amended and Restated Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(U) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(2)(A)	Letter to stockholders of 3PAR Inc. dated September 7, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

Exhibit Number	Description

(a)(5)(A)	Text of press release issued by Hewlett-Packard Company and 3PAR Inc. on September 2, 2010 (incorporated by reference to the Schedule 14D-9 filed with the SEC by 3PAR Inc. on September 3, 2010)

(a)(5)(B)

Form of summary advertisement, published August 27, 2010, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(A) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(5)(C)	Opinion of Qatalyst Partners LP dated September 2, 2010 (attached hereto as Annex II)*

(e)(1)

Agreement and Plan of Merger, dated September 2, 2010, by and among 3PAR Inc., Rio Acquisition Corporation and Hewlett-Packard Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on September 3, 2010)

(e)(2)

Tender and Voting Agreement, dated September 2, 2010, by and among Rio Acquisition Corporation, Hewlett-Packard Company and certain stockholders of 3PAR Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on September 3, 2010)

(e)(3)

Confidentiality Agreement, dated as of August 24, 2010, by and between 3PAR Inc. Hewlett-Packard Company (incorporated by reference to Exhibit (d)(3) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(e)(4)	Amended and Restated Certificate of Incorporation of 3PAR Inc. (incorporated by reference to Exhibit 3.01.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(5)	Amended and Restated Bylaws of 3PAR Inc. (incorporated by reference to Exhibit 3.02 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009)

(e)(6)

Form of Indemnification Agreement between 3PAR Inc. and its directors and officers (incorporated by reference to Exhibit 10.01 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(7)	1999 Stock Plan of 3PAR Inc., as amended (incorporated by reference to Exhibit 10.02 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(8)	Forms of Stock Option Agreements under the 1999 Stock Plan (incorporated by reference to Exhibit 10.02.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(9)	2000 Management Stock Option Plan of 3PAR Inc., as amended (incorporated by reference to Exhibit 10.03 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(10)

Forms of Stock Option Agreements under the 2000 Management Stock Option Plan (incorporated by reference to Exhibit 10.03.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(11)	Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.04 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2008)

(e)(12)	Forms of Agreements under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.04.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

,Exhibit Number	Description

(e)(13)

Notice of Grant of Restricted Stock under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.32 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(14)	2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.05 to 3PAR Inc.’s Annual Report on Form 10-K filed with the SEC on June 12, 2008)

(e)(15)	Employee and Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.06 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(16)

Revised Offer Letter Agreement by and between 3PAR Inc. and Adriel G. Lares dated November 5, 2001 (incorporated by reference to Exhibit 10.09 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(17)

Offer Letter Agreement by and between 3PAR Inc. and Jeffrey A. Price dated April 19, 1999 (incorporated by reference to Exhibit 10.10 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(18)

Offer Letter Agreement by and between 3PAR Inc. and Ashok Singhal dated April 19, 1999 (incorporated by reference to Exhibit 10.29 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(19)

Offer Letter Agreement by and between 3PAR Inc. and Mark A. Jung dated December 11, 2006 (incorporated by reference to Exhibit 10.13 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(20)

Offer Letter Agreement by and between 3PAR Inc. and Christopher B. Paisley dated July 26, 2006 (incorporated by reference to Exhibit 10.14 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(21)

Form of Amendment to Management Retention Agreement entered into between 3PAR Inc. and Jeannette Robinson (incorporated by reference to Exhibit 10.27 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(22)

Form of Amended and Restated Management Retention Agreement entered into between 3PAR Inc. and Alastair Short (incorporated by reference to Exhibit 10.28 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(23)

Form of Amended and Restated Management Retention Agreement entered into between 3PAR Inc. and each of its executive officers (other than Jeannette Robinson and Alastair Short) (incorporated by reference to Exhibit 10.26 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(24)

Amended and Restated Employment Agreement by and between 3PAR Inc. and David Scott dated December 19, 2008 (incorporated by reference to Exhibit 10.31 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(25)

Offer Letter Agreement by and between 3PAR Inc. and Peter Slocum dated April 16, 2009 (incorporated by reference to Exhibit 10.10 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010)

(e)(26)

Revised Offer Letter Agreement by and between 3PAR Inc. and Randall Weigel dated May 1, 2009 (incorporated by reference to Exhibit 10.11 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010)

(e)(27)

Offer Letter Agreement by and between 3PAR Inc. and Rusty Walther dated July 27, 2009 (incorporated by reference to Exhibit 10.12 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010)

,Exhibit Number	Description

(e)(28)

Form of offer letter from Hewlett-Packard Company to Steve Crimi, dated August 31, 2010 (incorporated by reference to Exhibit (d)(5) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(29)

Form of offer letter from Hewlett-Packard Company to Randy Gast, dated August 31, 2010 (incorporated by reference to Exhibit (d)(6) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(30)

Form of offer letter from Hewlett-Packard Company to Adriel Lares, dated August 31, 2010 (incorporated by reference to Exhibit (d)(7) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(31)

Form of offer letter from Hewlett-Packard Company to Craig Nunes, dated August 31, 2010 (incorporated by reference to Exhibit (d)(8) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(32)

Form of offer letter from Hewlett-Packard Company to Jeffrey Price, dated August 31, 2010 (incorporated by reference to Exhibit (d)(9) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(33)

Form of offer letter from Hewlett-Packard Company to Jeannette Robinson, dated August 31, 2010 (incorporated by reference to Exhibit (d)(10) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(34)

Form of offer letter from Hewlett-Packard Company to David Scott, dated August 31, 2010 (incorporated by reference to Exhibit (d)(11) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(35)

Form of offer letter from Hewlett-Packard Company to Alastair Short, dated August 31, 2010 (incorporated by reference to Exhibit (d)(12) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(36)

Form of offer letter from Hewlett-Packard Company to Ashok Singhal, dated August 31, 2010 (incorporated by reference to Exhibit (d)(13) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(37)

Form of offer letter from Hewlett-Packard Company to Peter Slocum, dated August 31, 2010 (incorporated by reference to Exhibit (d)(14) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(38)

Form of offer letter from Hewlett-Packard Company to Rusty Walther, dated August 31, 2010 (incorporated by reference to Exhibit (d)(15) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(39)

Form of offer letter from Hewlett-Packard Company to Randall Weigel, dated August 31, 2010 (incorporated by reference to Exhibit (d)(16) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Qatalyst Partners LP dated September 2, 2010

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3PAR INC.

By:	/s/ DAVID C. SCOTT
David C. Scott President and Chief Executive Officer

Dated: September 7, 2010

Annex I

3PAR INC.

4209 Technology Drive

Fremont, CA 94538

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about September 7, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Shares” or the “Common Stock”), of 3PAR Inc., a Delaware corporation (“3PAR”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Hewlett-Packard Company, a Delaware corporation (“Parent” or “HP”), to the board of directors of the Company (the “board” or the “board of directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 2, 2010 (the “HP Executed Merger Agreement”), by and among Parent, Rio Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

On August 27, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $33.00 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2010, as amended and restated by the Amended and Restated Offer to Purchase dated August 27, 2010 and as amended and restated by the Second Amended and Restated Offer to Purchase dated September 7, 2010 (the “HP Offer to Purchase”) and the related Letter of Transmittal, as amended and restated by the Amended and Restated Letter of Transmittal on August 27, 2010 and as amended and restated by the Second Amended and Restated Letter of Transmittal dated September 7, 2010 (the “Letter of Transmittal” which, together with the HP Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “HP Offer”). The HP Offer is being made in accordance with the HP Executed Merger Agreement. Copies of the HP Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on August 27, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 27. 2010, as amended by Amendment No. 2 thereto filed with the SEC on September 2, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on September 7, 2010. The HP Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, September 24, 2010 (unless the HP Offer is extended), at which time, if all conditions to the HP Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the HP Offer and not withdrawn. Following the successful completion of the HP Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The HP Offer, the HP Merger and the HP Executed Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on September 7, 2010.

The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

The HP Executed Merger Agreement provides that, effective upon the acceptance for payment of such number of Shares validly tendered in the HP Offer that represents at least a majority of the then-outstanding Shares on a fully diluted basis (assuming the issuance of all shares issuable under outstanding options, warrants or similar rights within 90 days of the expiration of the HP Offer) and from time to time thereafter, Purchaser will be entitled to designate the number of directors (the “Purchaser Designees”), rounded up to the next whole number, to the board of directors as will give Purchaser representation on the board of directors equal to the product of the total number of directors on the board of directors (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Parent and/or Purchaser following such purchase bears to the total number of Shares outstanding, and the Company will cause Purchaser’s designees to be elected or appointed as directors of the Company, including increasing the size of the board of directors and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the HP Merger, the board of directors will always have at least three directors who are not employed by the Company and who are not officers, directors, employees, or designees of Parent or Purchaser or any of their affiliates. As a result, Parent will have the ability to designate a majority of the board of directors following the consummation of the HP Offer.

Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of September 3, 2010, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States except that Catherine A. Lesjak is a citizen of Canada. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. The business address of each person listed in the table below is 3000 Hanover Street, Palo Alto, California 94304, and the telephone number of their principal executive offices is (650) 857-1501.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Parent Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Catherine A. Lesjak	51

Chief Financial Officer of Purchaser since August 2010; director of Purchaser since August 2010. Interim Chief Executive Officer of HP since August 2010; Chief Financial Officer since January 2007; Senior Vice President from 2003 until December 2006; Treasurer from 2003 until March 2007.

Lester D. Ezrati	59	Director of Purchaser since August 2010. Senior Vice President of Global Tax of HP since May 1999; previously, held various positions in HP’s tax department since 1980.

Michael J. Holston	47

Executive Vice President and General Counsel of HP since February 2007 and Secretary since March 2007. Prior to that, he was a partner in the litigation practice at Morgan, Lewis & Bockius LLP, where, among other clients, he supported HP as external counsel on a variety of litigation and regulatory matters for more than ten years.

John N. McMullen	52	Senior Vice President and Treasurer of HP since March 2007. Previously, he served as Vice President of Finance for HP’s Imaging and Printing Group from May 2002 until 2007.

Paul T. Porrini	49

President and Secretary of Purchaser since August 2010; director of Purchaser since August 2010. Vice President, Deputy General Counsel and Assistant Secretary of HP since June 2008; previously, held various other positions in HP’s legal department since 2001.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the HP Offer, which purchase cannot be earlier than September 24, 2010, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the board of directors.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of August 31, 2010, there were 63,278,384 Shares issued and outstanding.

3PAR’s Board of Directors

Our certificate of incorporation provides that our board of directors is to be divided into three classes of directors, designated as Class I, Class II, and Class III. Our board of directors currently consists of ten members, with four members in Class I and three members in each of Classes II and III. Upon the expiration of the term of a class of directors, nominees for that class are elected to serve for a term of three years and until their respective successors have been elected and qualified.

Set forth below is certain information furnished to us by the director nominee and by each of the incumbent directors.

Class I Directors: Kevin Fong, Jeffrey A. Price, Mark A. Siegel and Stephen M. Smith.

Class II Directors: Christopher B. Paisley, James Wei and Michael M. Clair.

Class III Directors: Mark A. Jung, David C. Scott and Michael J. Sheridan.

Name of Director	Age *	Position/Principal Occupation During Past Five Years	Director Since

Kevin Fong	56	Mr. Fong has served as the non-executive chairman of our board of directors since January 2007 and has been a member of our board of directors since May 1999. Since March 2008, Mr. Fong has served as a special advisor of GSR Ventures, a venture capital investment firm. From June 1988 to March 2008, Mr. Fong was a managing director of Mayfield Fund, a venture capital investment firm.	1999

Jeffrey A. Price	50	Mr. Price is one of our co-founders and has served as our chief technical officer, system design since April 2009 and as a member of our board of directors since May 2001. From May 1999 to April 2009, Mr. Price served as our vice president of engineering.	2001

Mark A. Siegel	42	Mr. Siegel has served as a member of our board of directors since February 2004. Since September 1996, Mr. Siegel has served as managing director of Menlo Ventures, a venture capital investment firm.	2004

Stephen M. Smith	54

Mr. Smith has served as a member of our board of directors since January 2010. From April 2007, Mr. Smith has served as chief executive officer and the president and as a member of the board of directors of Equinix, a provider of network-neutral datacenters and Internet exchange services. From January 2005 to October 2006, Mr. Smith served as senior vice president at HP Services, a business segment of Hewlett-Packard Co. From September 2003 to January 2005, Mr. Smith served as vice president of global professional and managed services at Lucent Technologies Inc., a communications solutions provider.

			2010

Name of Director	Age *	Position/Principal Occupation During Past Five Years	Director Since

Christopher B. Paisley	58	Mr. Paisley has served as a member of our board of directors since July 2006. From January 2001 to the present, Mr. Paisley has served as the dean’s executive professor of accounting and finance at the Leavey School of Business at Santa Clara University. Mr. Paisley also serves as the chairman of the board of directors of Volterra Semiconductor Corporation, a provider of power management semiconductors, and as a board member of Equinix, Inc., a provider of network colocation, interconnection and managed services, and Fortinet, Inc., a leading provider of network security appliances.	2006

James Wei	42	Mr. Wei has served as a member of our board of directors since May 1999. Since September 1996, Mr. Wei has served as general partner and co-founder of Worldview Technology Partners, a venture capital investment firm.	1999

Michael M. Clair	62

Mr. Clair has served as a member of our board of directors since October 2009. From August 2007 Mr. Clair has served on the board of directors of Phoenix Technologies, Inc., a provider of core PC software and PC virtualization solutions, and has served as the chairman of its board since January 2008. Mr. Clair also chairs both the nominating and corporate governance committee and the compensation committee of Phoenix Technologies. From 1996 until 2006, Mr. Clair served as chairman of the board of Intellisync Corporation, a developer and marketer of wireless software for the worldwide mobile communications industry. Prior to this time, Mr. Clair held various senior and executive management positions at Tymshare Inc., ROLM Corporation and SynOptics Communications, Inc., which he co-founded.

			2009

Mark A. Jung	49	Mr. Jung has served as a member of our board of directors since January 2007. From October 2007 to November 2008, Mr. Jung served as chief executive officer and a board member of Vudu, Inc., a media technology company. From February 2006 to November 2006, Mr. Jung served as chief operating officer of Fox Interactive Media, Inc., an Internet media company. From January 1999 to January 2006, Mr. Jung served as chief executive officer of IGN Entertainment Inc., an Internet media and services company.	2007

David C. Scott	48	Mr. Scott has served as our president and chief executive officer since January 2001. From October 1991 to January 2001, Mr. Scott held various management positions at Hewlett-Packard Company, a computing technology solutions and services company, most recently as the general manager of the XP enterprise storage business in its Network Storage Solutions organization.	2001

Name of Director	Age *	Position/Principal Occupation During Past Five Years	Director Since

Michael J. Sheridan	46

Mr. Sheridan has served as a member of our board of directors since September 2007. From August 2009, Mr. Sheridan has served as chief financial officer of Mimosa Systems, a company providing e-mail, file and SharePoint archiving solutions. From November 2008 to May 2009, Mr. Sheridan served as chief financial officer of Playlist, Inc., a social media networking company. From September 2006 to July 2007, Mr. Sheridan served as chief financial officer of Facebook Inc., an Internet social utility. From May 2004 to June 2006, Mr. Sheridan served as chief financial officer of IGN Entertainment, Inc., an Internet media company. From May 1999 to December 2003, Mr. Sheridan served as an executive officer of SonicWALL, Inc., an Internet security appliance provider. During this period, Mr. Sheridan served SonicWALL in various capacities, including chief financial officer, chief operating officer and senior vice president, strategy.

			2007

*	Ages as of September 3, 2010.

EXECUTIVE OFFICERS

Certain information regarding our executive officers as of September 3, 2010, is set forth below, including with respect to each executive officer of the Company, the name and age of the officer as of September 3, 2010, present position with the Company and employment history during the past five years.

The following table sets forth information regarding the individuals who served as our executive officers as of August 16, 2010:

Name of Executive Officer	Age (1)	Present Position/Principal Occupation During Past Five Years

David C. Scott (2)	48	Mr. Scott has served as our president and chief executive officer since January 2001.

Adriel G. Lares	38

Mr. Lares has served as our chief financial officer since January 2005. From March 2004 to January 2005, Mr. Lares served as our treasurer, and from March 2001 to March 2004, he served as our director of finance.

Jeffrey A. Price (2)	50

Mr. Price is one of our co-founders and has served as our chief technology officer, system design since April 2009 and as a member of our board of directors since May 2001. From May 1999 to April 2009, Mr. Price served as our vice president of engineering.

Ashok Singhal	50

Mr. Singhal is one of our co-founders and served as our chief technical officer from May 1999 until March 2009. In April 2009, Mr. Singhal’s title was changed to chief technical officer, system architecture.

Peter Slocum	55

Mr. Slocum has served as our vice president of engineering since May 2009. From January 2006 to August 2007, Mr. Slocum was the vice president of engineering at ViVotech, a privately-held provider of contactless payment software, transaction management systems and readers. From December 2002 to December 2005, Mr. Slocum was the vice president of systems quality assurance and engineering operations at Brocade Communications Systems, a data center networking solutions and services company.

Name of Executive Officer	Age (1)	Present Position/Principal Occupation During Past Five Years

Randall J. Weigel	50

Mr. Weigel has served as our vice president of worldwide sales since May 2009 and served as our regional vice president of North American commercial sales from July 2007 to April 2009. From January 2002 to July 2007, Mr. Weigel served as central area vice president of sales at NetApp, a provider of storage and data management solutions.

Russell Walther	51

Mr. Walther has served as our vice president of customer services since September 2009. From May 2009 to September 2009, Mr. Walther served as vice president of customer service and support at Data Domain, an EMC company providing deduplication storage systems. From January 2005 to April 2009, Mr. Walther served as senior vice president of global support at NetApp, a provider of storage and data management solutions.

Craig Nunes	48	Mr. Nunes has served as our vice president of marketing since January 2005.

Steve Crimi	50

Mr. Crimi has served as our vice president of business development and alliances since July 2006. From February 2005 to July 2006, Mr. Crimi served as our senior director of business development and alliances, and from October 2002 to February 2005, as our director of business development and alliances.

Randy Gast	48

Mr. Gast has served as our vice president of corporate operations since May 2006. From August 2004 to April 2006, Mr. Gast served as vice president of global operations at Adaptec, Inc., an enterprise storage vendor.

Alastair A. Short	53	Mr. Short has served as our vice president and general counsel since July 2002.

Jeannette Robinson	59	Ms. Robinson has served as our vice president of human resources since March 2001.

(1)	Ages as of September 3, 2010.
(2)	Messrs. Scott and Price are also on our board of directors. Information pertaining to Messrs. Scott and Price may also be found in “3PAR Board of Directors” section above.

CORPORATE GOVERNANCE

Our board of directors is elected by our stockholders to oversee our business and affairs. In addition, the board of directors counsels, advises and oversees management in the long-term interests of our company and our stockholders regarding a broad range of subjects including:

•	Selecting and evaluating the performance of our Chief Executive Officer (“CEO”) and other senior executives;

•	Reviewing and approving major financial, strategic and operating decisions and other significant actions;

•	Overseeing the conduct of our business and the assessment of our business risks to evaluate whether our business is being properly managed; and

•	Overseeing the processes for maintaining integrity with regard to our financial statements and other public disclosures, and compliance with law and ethical standards.

Members of the board of directors monitor and evaluate our business performance through regular communication with our CEO and other members of management, and by attending board meetings and board committee meetings.

Our board of directors values effective corporate governance and adherence to high ethical standards. As such, the board has adopted Corporate Governance Principles for our directors, and our Code of Business Conduct and Ethics, which is applicable to all of our employees, officers and directors, including our senior executive and financial officers. Our Corporate Governance Principles and Code of Business Conduct and Ethics are available on our corporate website located at www.3PAR.com.

The Corporate Governance Principles and Code of Business Conduct and Ethics may be found on the website as follows:

1.	From our main web page, click on “Investors.”

2.	Then click on “Corporate Governance.”

3.	Then click on “Corporate Governance Principles,” or “Code of Business Conduct and Ethics.”

We intend to post amendments to or waivers from the Code of Business Conduct and Ethics on our website.

Board Structure and Composition

Our board of directors is committed to having a sound governance structure that promotes the best interests of our stockholders. To that end, our board has evaluated and actively continues to examine emerging corporate governance trends and best practices.

Currently, our board of directors consists of ten members divided into three classes, Class I, Class II and Class III, as nearly equal in size as practicable. Each class has a three-year term. Vacancies may be filled only by affirmative vote of a majority of the remaining directors then in office. A director elected by the board of directors to fill a vacancy in a class, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is elected and qualified. A decrease in the number of directors constituting the board of directors does not shorten the term of any incumbent director.

We believe our board structure serves the interests of our stockholders by balancing board continuity and the promotion of long-term thinking with the need for director accountability.

Board Independence

Our board of directors is predominantly independent. Of our ten directors, only two are employees. Further, in June 2010, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors affirmatively determined that eight of our ten directors, namely Messrs. Clair, Fong, Jung, Paisley, Sheridan, Siegel, Smith and Wei, representing a majority of our directors, are “independent directors” as defined under the rules of the SEC and the New York Stock Exchange (the “NYSE”).

Board Leadership

In January 2007, we separated the roles of CEO and Chairman of the board of directors in recognition of the differences between the two roles, as our board of directors established the role of Non-Executive Chairman. Our CEO is responsible for setting our strategic priorities, in collaboration with the board of directors, and focuses on the development and execution of our strategies. He is also responsible for our ongoing leadership and performance. Our Non-Executive Chairman provides guidance to the CEO, and sets the agenda for board meetings and presides over meetings of the full board, as well as executive sessions of independent directors. He focuses on board oversight responsibilities and strategic planning. Our Non-Executive Chairman also serves as a facilitator of communications and information flow among the members of the board, CEO, CFO, and other members of senior management, and periodically actively engages with our employees at designated company functions. Our Non-Executive Chairman also serves as a member of the nominating and governance committee, but may not serve its chairman. We believe that this separation of duties allows the CEO and Non-Executive Chairman to most efficiently use their time and to most effectively fulfill their respective responsibilities, which are critical to the future success of our company. While our bylaws and corporate governance guidelines do not require that our chairman and CEO positions be separate, the board believes that having separate positions and having an independent outside director serve as the Non-Executive Chairman is the appropriate leadership structure for 3PAR at this time.

Our Non-Executive Chairman is selected by a majority of the board of directors. The term of office of the Non-Executive Chairman commences upon initial appointment, and ends upon the applicable term of his or her directorship. The Non-Executive Chairman may be replaced at any time by a vote a majority of the board of directors then serving; provided, however, that the Non-Executive Chairman may not be removed as a director of the Company except in accordance with the General Corporation Law of the State of Delaware, the Company’s bylaws, and other applicable law.

Mr. Fong, has served as the Non-Executive Chairman of the board of directors since January 2007.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our board of directors has a policy of conducting executive sessions of independent directors during each regularly scheduled board meeting. These executive sessions are chaired by the Non-Executive Chairman of the board of directors.

Board Meetings and Attendance

The board of directors met nine times during fiscal 2010. Each member of the board of directors attended 75% or more of the meetings of the board of directors and of the committees held during the period for which he was a director or committee member.

Committees of the Board

The board of directors has three committees: an audit committee, a compensation committee and a nominating and governance committee. The following table provides membership and meeting information for fiscal 2010 for each of the committees:

Name	Audit		Compensation		Nominating and Corporate Governance
Michael Clair			X
Kevin Fong			X	*	X
Mark Jung	X				X	*
Christopher Paisley	X	*			X
Michael Sheridan	X
Mark Siegel			X	**
Stephen Smith			X
James Wei	X	***	X	**
Total meetings in fiscal 2010	8		10		5

*	Committee chairperson
**	Messrs. Wei and Siegel served on our compensation committee during fiscal 2010 until January 26, 2010, at which time they resigned and were replaced by Messrs. Clair and Smith.
***	Mr. Wei served on our audit committee during fiscal 2010 until May 1, 2009, at which time he resigned and was replaced by Mr. Jung.

Audit Committee

The audit committee of the board of directors was established in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee our corporate accounting and financial reporting processes and audits of its financial statements. The audit committee held eight meetings in fiscal 2010. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for audit committee independence and financial literacy under the current rules and regulations of the SEC and the NYSE. The board of directors has also determined that Messrs. Paisley and Sheridan are each an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the NYSE. This designation does not impose on each of Messrs. Paisley or Sheridan any duties, obligations or liabilities that are greater than is generally imposed on him as a member of our audit committee and our board of directors. The audit committee will be responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•

assisting the board of directors in monitoring the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm;

•

providing to the board of directors information and materials to make the board of directors aware of significant financial and audit-related matters that require the attention of the board of directors; and

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and annual and quarterly reports on Form 10-K and 10-Q.

The audit committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our audit committee is available on our website located at www.3PAR.com. It may be found on the website as follows:

1.	From our main web page, click on “Investors.”

2.	Then click on “Corporate Governance.”

3.	Then click on “Committee Composition.”

4.	Then click on “Audit Committee.”

Compensation Committee

The compensation committee held ten meetings in fiscal 2010. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current rules of the NYSE, the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The compensation committee will be responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs and making recommendations to the board of directors with respect to improvements or changes to the plans and adoption of other plans;

•

reviewing and approving with respect to our chief executive officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs and any other benefits, compensation or arrangements;

•	evaluating and approving the corporate goals and objectives relevant to the compensation of our chief executive officer; and

•	administering our equity compensation plans.

The compensation committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our compensation committee is available on our website located at www.3PAR.com. It may be found on the website as follows:

1.	From our main web page, click on “Investors.”

2.	Then click on “Corporate Governance.”

3.	Then click on “Committee Composition.”

4.	Then click on “Compensation Committee.”

Nominating and Governance Committee

The nominating and governance committee held five meetings in fiscal 2010. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current rules of the SEC and the NYSE. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending to our board of directors the director nominees for each annual meeting of stockholders;

•	evaluating the performance of current members of our board of directors;

•	ensuring that our board of directors is properly constituted to meet its fiduciary obligations to us and our stockholders and that we follow appropriate governance standards;

•	developing principles of corporate governance and recommending them to our board of directors;

•	overseeing compliance by our board of directors and its committees with applicable laws and regulations, including those promulgated by the rules of the SEC and the NYSE;

•	reviewing and recommending compensation programs for outside directors;

•	recommending to our board of directors persons to be members of each board committee; and

•	overseeing the evaluation of our board of directors and management.

The nominating and governance committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our nominating and governance committee is available on our website located at www.3PAR.com. It may be found on the website as follows:

1.	From our main web page, click on “Investors.”

2.	Then click on “Corporate Governance.”

3.	Then click on “Committee Composition.”

4.	Then click on “Nominating and Governance Committee.”

Board Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our full board of directors, our senior management are responsible for the day-to-day management of the material risks 3PAR faces. In its oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Annually, our board of directors holds strategic planning sessions with senior management to discuss strategies, key challenges, risks and opportunities for 3PAR. This involvement of the board of directors in setting our business strategy is a key part of its oversight of risk management, its assessment of management’s appetite for risk, and its determination of what constitutes an appropriate level of risk for 3PAR. Additionally, our board of directors regularly receives updates from senior management and outside advisors regarding certain risks we face, including various operating risks. Our senior management attends meetings of our board of directors and its committees on a quarterly basis, and as is otherwise needed, and are available to address any questions or concerns raised by the board on risk management and any other matters.

Each of our board committees oversees certain aspects of risk management and reports their findings to the full board of directors on a quarterly basis, and as is otherwise needed. Our audit committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, internal investigations, and enterprise risks, generally. Our nominating and governance committee oversees our corporate governance guidelines and governance-related risks, such as board independence, as well as senior management and director succession planning. Our compensation committee oversees risks related to compensation policies and practices, and is responsible for establishing and maintaining compensation policies and programs designed to create incentives consistent with the Company’s business strategy that do not encourage excessive risk-taking. In connection with its oversight of compensation-related risks, our compensation committee has reviewed an assessment by management of the Company’s compensation programs and practices for its employees, including its executive and non-executive programs and practices. In its review, the compensation committee evaluated whether our policies and programs encourage unnecessary or excessive risk taking and controls, and how such policies and programs are structured with respect to risks and rewards, as well as controls designed to mitigate any risks. As a result of this review, the compensation committee determined any risks that may result from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Additional review or reporting on enterprise risks is conducted as needed or as requested by the board of directors or a committee thereof. During the first fiscal quarter of 2011, 3PAR’s internal audit team initiated such a review, and engaged an independent accounting firm to assist in an enterprise risk management assessment, which will focus on three primary areas of risk: financial risk, legal/compliance risk and operational/strategic risk. Upon completion, the findings of this assessment will be reported for review and consideration to 3PAR’s audit committee, which will then advise the full board of directors as appropriate.

Communications with the Board

Stockholders and interested parties who wish to contact our board of directors, Non-Executive Chairman, any other individual director, or the non-management or independent directors as a group, are welcome to do so in writing, addressed to such person(s) in care of our General Counsel. Accordingly, email correspondence of this nature should be sent to compliance@3PAR.com, and other written correspondence should be addressed to 3PAR Inc., 4209 Technology Drive, Fremont, California 94538, Attention: General Counsel.

Our General Counsel will forward all written stockholder correspondence to the appropriate director(s), except for spam, junk mail, mass mailings, customer complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The General Counsel will determine, in his discretion, whether any response is necessary, and may forward certain correspondence, such as customer-related inquiries, elsewhere within our company for review and possible response. Comments or questions regarding our accounting, internal controls or auditing matters will be referred to the audit committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to the nominating and governance committee. Comments or questions regarding executive compensation will be referred to the compensation committee.

Director Compensation

At the beginning of fiscal 2010, each non-employee member of our board of directors was entitled to receive an annual retainer of $15,000. In addition, the chair of the audit committee was entitled to receive an additional annual retainer of $15,000 and the chair of each of our compensation committee and our nominating and governance committee was entitled to receive an additional annual retainer of $5,000. Each non-employee director serving on our audit committee, other than the chair, was also entitled to receive an annual retainer of $5,000.

In June 2009, our nominating and governance committee recommended and our board of directors approved certain changes to our non-employee directors’ compensation. Starting in the second quarter of fiscal 2010, each non-employee member of our board of directors is entitled to receive an annual retainer of $30,000, plus $1,500 per meeting for each board meeting attended in excess of 12 meetings each fiscal year. In addition, the chair of the audit committee is entitled to receive an additional annual retainer of $15,000 and the chair of each of our compensation committee and our nominating and governance committee is entitled to receive an additional annual retainer of $5,000. Each non-employee director serving on our audit committee, other than the chair, is also entitled to receive an annual retainer of $10,000. In addition, each non-employee director serving on our audit committee is entitled to receive $1,500 per meeting for each audit committee meeting attended in excess of 24 meetings each fiscal year, and each non-employee director serving on our compensation committee or nominating and governance committee is entitled to receive $1,500 per meeting for each compensation committee or nominating and governance committee, as applicable, meeting attended in excess of 12 meetings each fiscal year.

Non-employee directors are also entitled to receive an initial stock option award to purchase 35,000 shares of our Common Stock upon such director becoming a member of our board of directors. Each initial option will be exercisable for the shares in 48 equal monthly installments. Each year thereafter, each non-employee director will receive an annual stock option award to purchase 11,250 shares of our Common Stock on the date of our annual stockholders meeting, which option awards will be exercisable in 12 equal monthly installments. All such options will be granted at the fair market value on the date of the award.

In addition, each chair of our audit committee, our compensation committee and our nominating and governance committee is entitled to receive an initial stock option award to purchase 16,000 shares of our Common Stock upon such director becoming a chair of one of our committees, and an annual stock option award to purchase 4,000 shares of our Common Stock on the date of our annual stockholders meeting. Each such initial stock option award and each annual stock option award will be exercisable in 12 equal monthly installments. All such options will be granted at the fair market value of our Common Stock on the date of the award.

Also starting in fiscal 2010, our Non-Executive Chairman is entitled to receive an annual retainer of $10,000, and an initial stock option award to purchase 10,000 shares of our Common Stock upon being appointed to such position. Such initial stock option award will be exercisable in 48 equal monthly installments.

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for fiscal 2010. The table excludes Messrs. Scott and Price, who are Named Executive Officers (as identified below on page 31) and did not receive any compensation from us in their roles as directors in fiscal 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)(3)	Total
Michael Clair	12,740	147,000	159,740
Kevin Fong	32,500	111,888	144,388
Mark Jung	34,550	69,388	103,938
Christopher Paisley	37,500	69,388	106,888
Michael Sheridan	30,000	51,188	81,188
Mark Siegel	22,500	51,188	73,688
Stephen Smith	5,342	155,750	161,092
James Wei	22,900	51,188	74,088

(1)

Amounts reflect the aggregate grant date fair value of option awarded during the fiscal year computed in accordance with FASB ASC Topic 718 without regard to estimated forfeitures. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes-Merton option pricing model. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 9 to the consolidated financial statements contained in our 2010 Annual Report on Form 10-K filed on June 14, 2010. These amounts do not correspond to actual value that may be realized.

(2)	In fiscal 2010, our non-employee directors received the following options to purchase shares of our Common Stock:

Name	Grant Date	Number of Shares	Exercise Price per Share ($)	Grant Date Fair Value ($)
Michael Clair	11/3/2009	35,000	9.06	147,000
Kevin Fong	8/6/2009	10,000	9.41	42,500
	9/17/2009	15,250	10.14	69,388
Mark Jung	9/17/2009	15,250	10.14	69,388
Christopher Paisley	9/17/2009	15,250	10.14	69,388
Michael Sheridan	9/17/2009	11,250	10.14	51,188
Mark Siegel	9/17/2009	11,250	10.14	51,188
Stephen Smith	2/2/2010	35,000	9.50	155,750
James Wei	9/17/2009	11,250	10.14	51,188

(3)	As of March 31, 2010, the aggregate number of shares underlying options outstanding for each of our non-employee directors was as follows:

Name	Aggregate Number of Shares
Michael Clair	35,000
Kevin Fong	91,500
Mark Jung	81,500
Christopher Paisley	94,250
Michael Sheridan	57,500
Mark Siegel	57,500
Stephen Smith	35,000
James Wei	57,500

POLICY FOR DIRECTOR RECOMMENDATIONS AND NOMINATIONS

The nominating and governance committee considers candidates for board membership suggested by our board members, management and stockholders. The nominating and governance committee may also retain third-party executive search firms to identify independent director candidates from time to time. It is the policy of the nominating and governance committee to consider recommendations for candidates to the board of directors from stockholders holding at least 100,000 shares of our Common Stock continuously for at least 12 months prior to the date of the submission of the recommendation. The nominating and governance committee will consider persons recommended by our stockholders in the same manner as a nominee recommended by the board of directors, individual board members or management.

Stockholders desiring to recommend a candidate for election to the board of directors should send their recommendation in writing to the attention of the General Counsel at our offices located at 4209 Technology Drive, Fremont, California, 94538. This written recommendation must include the information and materials required by our bylaws as well as the candidate’s name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and 3PAR and evidence of the required ownership of our Common Stock by the recommending stockholder. A copy of the relevant bylaw provision is available upon written request to our Vice President of Legal and General Counsel at the address provided above.

In accordance with the advance notice provisions in our bylaws, director nominations to be considered at any annual meeting of stockholders must be received not less than 60 days, and not more than 90 days, prior to one-year anniversary of the date on which we first mailed proxy materials, or a notice of availability of proxy materials (whichever is earlier), to stockholders in connection with the preceding year’s annual meeting. This means that for purposes of our 2011 Annual Meeting, such nominations must have been received no sooner than May 4, 2011, and no later than June 3, 2011.

Where the nominating and governance committee has either identified a prospective nominee or determines that an additional or replacement director is required, the nominating and governance committee may take such measures that it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, the board or management. While 3PAR does not have a formal diversity policy for board membership, the board of directors seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of our board of directors’ deliberations and decisions. In its evaluation of director candidates, including the members of the board of directors eligible for re-election, the corporate governance and nominating committee considers a number of factors, including the following:

•	the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board of directors;

•

such factors as character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like; and

•	such other factors as the committee may consider appropriate.

The nominating and governance committee has also specified the following minimum qualifications to be satisfied by any nominee for a position on the board of directors:

•	the highest personal and professional ethics and integrity;

•	proven achievement and competence in the nominee’s field and the ability to exercise sound business judgment;

•	skills that are complementary to those of the existing members of the board of directors;

•	the ability to assist and support management and make significant contributions to our success; and

•

an understanding of the fiduciary responsibilities that are required of a member of the board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

After completing the evaluation and review, the nominating and governance committee makes a recommendation to the full board as to the persons who should be nominated to the board of directors, and the board of directors determines and approves the nominees after considering the recommendation and report of the nominating and governance committee.

Attendance by Board Members at Annual Meeting of Stockholders

Our policy with respect to director attendance at the Annual Meeting is to encourage, but not require director attendance at the Annual Meeting. Three of our directors (including our Non-Executive Chairman) attended the 2009 annual meeting of stockholders.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The principal objectives of our compensation policies and benefits programs for executive officers are to attract and retain senior executive management, to motivate their performance toward clearly defined corporate goals, and to align their long-term interests with those of our stockholders. Our compensation committee believes that maintaining and improving the quality and skills of our management, and appropriately motivating and rewarding their performance, are critical factors that will affect the long-term value to be realized by our stockholders.

At the beginning of each fiscal year, our compensation committee establishes corporate goals and objectives for our senior management to address within the fiscal year. Through our annual goal-setting process, individual objectives are aligned with our corporate objectives. We also evaluate and reward our executive officers based on their willingness to take a leadership position in improving the operation of our business, and their ability to identify and exploit opportunities to grow our business.

Until our initial public offering in November 2007 (“IPO”), our compensation programs for our executive officers reflected our status as an early-stage company. During this stage, in an effort to preserve cash resources, our compensation programs focused heavily on long-term equity incentives relative to cash compensation. With a relatively larger equity weighting, this approach sought to place a substantial portion of executive compensation at risk by rewarding our executive officers, in a manner comparable to our stockholders, for achieving our business and financial objectives. Since our IPO, however, we redesigned our compensation practices and implemented compensation programs that combine both long-term equity elements and shorter-term cash elements. Our compensation philosophy is based on a “pay for performance” approach to compensation, and to provide competitive total compensation based on the achievement of financial and non-financial objectives.

Other than the Bonus Plan, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between cash and equity compensation or among different forms of non-cash compensation. The compensation committee’s philosophy is that a substantial portion of an executive officer’s compensation should be performance-based, whether in the form of equity or cash compensation. In that regard, we expect to continue to use options or other equity incentive awards as a significant component of compensation because we believe that they best align individual compensation with the creation of stockholder value, and we expect any payments under cash incentive plans to be tied to annual financial performance targets.

Role of Our Compensation Committee

Our compensation committee is currently comprised of three non-employee members of our board of directors, Messrs. Fong, Clair and Smith. Messrs. Wei and Siegel also served on our compensation committee during fiscal 2010 until January 26, 2010, at which time they resigned and were replaced by Messrs. Clair and Smith. Each member serving, or who served during the fiscal 2010, on our compensation committee, is, or was during the time of his service in fiscal 2010, an independent director under the rules of the NYSE, an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act.

Our chief executive officer supports the compensation committee’s work by providing information relating to our financial plans, performance assessments of our officers and other personnel-related data. In particular, our chief executive officer, as the person to whom our other officers directly report, is responsible for evaluating individual officers’ contributions to corporate objectives, as well as their performance relative to individual objectives. At the beginning of each fiscal year, our chief executive officer makes recommendations to the compensation committee with respect to merit salary increases, cash bonuses and stock option grants or other equity incentives. Our compensation committee meets regularly to evaluate, discuss, modify or approve these recommendations. Without the participation of the chief executive officer, as part of the annual review process our compensation committee conducts a similar evaluation of the chief executive officer’s contribution and individual performance and makes determinations after the beginning of each fiscal year with respect to merit salary increases, bonus payments, stock option grants, or other forms of compensation for our chief executive officer.

Our compensation committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance. The compensation committee retained Compensia, Inc. (“Compensia”), an independent executive compensation consulting firm, to assist it in structuring our executive compensation policies for each of fiscal years 2008, 2009 and 2010. For fiscal 2010, Compensia completed a competitive assessment of the compensation for our executive officers based on its review of the executive compensation practices of a peer group of public companies, as compiled by Compensia, with annual revenues between $50 million and $500 million, and made recommendations to the compensation committee regarding our overall compensation strategy for our executive officers.

In addition, in April 2010, the compensation committee again engaged Compensia to perform a similar competitive assessment of the compensation of our executive officers based on an updated list of peer group public companies. The results of that assessment are described in the section below titled “Competitive Market Review for fiscal 2011.”

Competitive Market Review for Fiscal 2010

The market for experienced management is highly competitive in the technology industry. We seek to attract and retain the most highly qualified executives to manage each of our business functions, and we face substantial competition in recruiting and retaining management from companies ranging from large and established technology companies to entrepreneurial early-stage companies. We expect competition for appropriate technical, commercial and management skills to remain strong for the foreseeable future.

In May 2009, Compensia completed a competitive assessment of the compensation of our executive officers. This assessment included the identification of an updated public company peer comparison group for purposes of evaluating our compensation policies against current market trends, an assessment of our executive officers’ current compensation as compared to executive officers’ compensation at such peer group companies and other companies identified in the January 2009 Radford High Technology Executive Compensation Survey, a profile of our executive officers’ equity holdings and potential retention risks, and recommendations for annual equity award levels and equity allocations. The companies included in the identified public company peer compensation group were as follows:

• Acme Packet	• Ecehelon
• Adaptec	• Informatica
• Aruba Networks	• Isilon Systems
• CommVault Systems	• Maxwell Technologies
• Compellent Technologies	• Netezza
• Data Domain	• Netscout Systems
• Datalink	• Opnet Technologies
• Dot Hill Systems	• Sonicwall
• Double-Take Software	• STEC

Compensia gathered and evaluated our executive compensation levels relative to comparable data from public filings of the peer companies listed above. In addition, Compensia compared our compensation practices to compensation data from the January 2009 Radford High Technology Executive Compensation Survey by Aon

Consulting. The Compensia and Radford surveys each provide summary compensation data for companies with annual revenues between $50 million and $500 million. The public company peer group and the January 2009 Radford High Technology Executive Compensation Survey were updated to include companies with higher revenues than were included in the public company peer group and compensation survey data used for the fiscal 2009 annual compensation review. It was determined that these companies constituted the most appropriate peer group for comparison purposes considering our revenues and performance trends in fiscal 2009 as compared to fiscal 2008.

Compensia’s review for fiscal 2010 concluded that the overall average of our executive officers’ base salaries and total targeted cash compensation fell between the 25th and 50th percentile of market trends for similar positions. Compensia’s review also concluded that the annual equity-based incentives granted our executive officers, including restricted stock units, fell between the 50th and 75th percentile of market trends for similar positions. Compensia noted, however, that due to the effect of the global economic conditions on the overall stock market existing at that time, including the volatility and decline in the price of our Common Stock, the retention values of these incentives had been negatively impacted. As a result of these findings, and as further discussed below, the compensation committee considered and approved a mix of stock option grants and restricted stock unit grants to executive officers to provide a further retention incentive.

Principal Components of Executive Compensation

Our executive compensation program consists of five components:

•	base salary;

•	annual cash bonuses;

•	equity-based incentives;

•	benefits; and

•	severance/termination protection.

Currently, all of our cash compensation plans provide short-term incentives that are paid out within one year. We do not have any deferred compensation cash plans. Our equity-based incentives are long-term incentives that are based on the parameters described below under “Equity Based Incentives.” We believe that a program containing each of these components, combining both short and long-term incentives, is necessary to achieve our compensation objectives and that collectively these components have been effective in properly motivating and rewarding our executive officers and helping us achieve our business objectives and corporate goals.

Annual Review Process

Our compensation committee reviews data and makes executive compensation decisions on an annual basis, typically during the first quarter of the new fiscal year. In connection with that process, executive officers are responsible for establishing and submitting for review to the chief executive officer (and in the case of the chief executive officer, directly to the compensation committee) their departmental goals and financial objectives for the then current fiscal year. The chief executive officer then compiles the information submitted and provides it, along with information relating to his own personal goals and objectives, to the compensation committee for review. The compensation committee reviews, considers, and may amend the terms and conditions proposed by management. Our chief executive officer participates in the review and consideration of compensation for all executive officers, other than himself.

As part of the annual review process, the compensation committee makes determinations of changes in annual base compensation based on numerous factors, including our operating budgets, a review of survey data relating to base compensation for the position at comparable companies, and individual performance over the prior fiscal year. In May 2009, in connection with the fiscal 2010 annual review process, our compensation committee established the performance objectives for fiscal 2010 under our Bonus Plan. During the annual review process, the compensation committee also considered each executive’s equity incentive position, including the extent to which he or she was vested or unvested, the executive’s aggregate equity incentive position relative to benchmarks established in the 2009 compensation survey data and the retention value of the executive’s aggregate equity incentive position based on the average price of our Common Stock over a certain period and the Black-Scholes value of such equity incentives. In addition, the compensation committee also considered individual officers’ equity positions relative to each other and the equity incentive we would expect to offer a newly hired officer in the same position based on current market terms. Historically, our practice has been to provide refresher equity incentive grants, typically in the form of stock options, as an individual officer becomes substantially vested in his or her current equity position. An officer will generally be deemed “substantially vested” as he or she approaches his fourth year of service following the vesting commencement date of the applicable equity award. Our equity incentives have historically vested over four years. Since fiscal 2008, however, our practice has been to provide annual refresh equity incentive grants, including restricted stock units, with more emphasis on the intrinsic value of an executive officer’s current equity position. From time to time, the compensation committee may make off-cycle adjustments in executive compensation as it determines appropriate.

Weighting of Compensation Components

The determination of the board of directors or compensation committee as to the appropriate use and weight of each component of executive compensation is subjective, based on their view of relative importance of each component in meeting our overall objectives and factors relevant to the individual executive. Our compensation committee has not established any specific weightings for the various elements of executive compensation. In connection with its review of survey compensation data provided by Compensia for each executive officer, the compensation committee compares our levels of compensation for each element—base salary, cash incentives, and equity incentives—to peer group levels, and it also compares aggregate total compensation.

Base Salary

Base salary for our chief executive officer and our other executive officers reflects the scope of their respective responsibilities and seniority as well as competitive market factors. Salary adjustments are determined by the compensation committee and are typically based on a comparison of our executive officers’ base salaries to those of executive officers in similar positions at our peer public companies, competitive conditions, our overall financial results, our budget requirements, and individual performance.

Our compensation committee believes that competition for experienced executive management in the technology industry has been and will for the foreseeable future continue to be intense. We believe that historic base salaries for our executive officers have been generally competitive as compared with the ranges identified in the compensation survey data that the compensation committee reviews in connection with its annual assessment of our executive officers’ compensation.

In connection with its annual review of our executive officers’ compensation for fiscal 2010, the compensation committee considered each executive officer’s current base salary. In light of macro economic conditions that existed at the time, the committee determined that it was appropriate to focus on cash and expense management initiatives and as a result concluded that no salary increases would be approved for executive officers at that time.

Employee and Executive Incentive Plan

Annual cash incentive bonuses for our employees, including our executive officers, are designed principally to reward performance that furthers key corporate goals and to date have focused exclusively on the achievement of annual financial goals. As discussed below, in fiscal 2010, our executive officers were eligible to receive a cash bonus if we achieved specific target levels relating to total revenues and operating income/loss. We believe that the performance objectives used to provide annual cash incentives will change from year-to-year as our business evolves and our priorities change. In order to create appropriate performance incentives, the compensation committee generally sets performance goals that moderately exceed the operating plan approved by our board of directors, but the committee maintains discretion to increase or decrease variable compensation if it determines appropriate. In May 2009, our compensation committee established the performance goals for fiscal 2010 under our Employee and Executive Incentive Plan. The fiscal 2010 performance goals related to revenue and non-GAAP operating income. The non-GAAP operating income goal excluded the impact of stock-based compensation expense and is calculated after giving effect to the accrual for the bonus payouts under the Bonus Plan. Similar to the fiscal 2009 performance goals, the compensation committee set these targets at levels moderately in excess of the operating plan for fiscal 2010 approved by our board of directors as an incentive for superior performance. The compensation committee believed the targets identified were attainable but acknowledged they would require substantial management attention and growth in our revenues during fiscal 2010.

Under our Bonus Plan for fiscal 2010, eligible employees, generally consisting of non-commissioned employees, were eligible to receive a target cash bonus equal to a percentage of their applicable base salary, as follows: non-director employees, 5%; director employees, 7.5%; executive officers other than the chief executive officer, 30%; and our chief executive officer, 85%. The compensation committee determined these bonus target rates for fiscal 2010 considering the adverse macroeconomic conditions existing at the time and the impact of bonus payments on our operating results. These bonus target rates reflect reductions in our bonus targets as compared to prior fiscal years in light of the macroeconomic conditions that existed at the time our fiscal 2010 bonus target rates were set. As the fiscal 2010 performance goals set by our compensation committee were not achieved, however, none of our eligible executive officers were entitled to receive a cash bonus under our Bonus Plan for fiscal 2010.

The compensation committee maintains discretion to provide for cash incentive awards under the Bonus Plan in excess of the target base salary percentages if we exceed the established financial performance targets. We do not currently have any policy regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Awards will be reduced if we do not achieve the targets under the Bonus Plan. The compensation committee may also approve payments of bonuses outside the Bonus Plan, regardless of whether performance targets have been achieved.

The objectives that we established for management under the cash incentive plans for fiscal 2010 were the same as those applicable for non-executive employees. We believe rewarding our executive management and non-executive employees based on achievement of the same financial and corporate objectives contributes to a culture of collaborative, team-oriented management.

Randall J Weigel, our vice president of worldwide sales, did not participate in our Bonus Plan for fiscal 2010. Mr. Weigel received sales commissions in a manner similar to the commission-based compensation program for our sales group, which he headed. We paid Mr. Weigel commissions of approximately $181,837 during fiscal 2010 based on fiscal 2010 and 2009 transactions. In fiscal 2010, Mr. Weigel became entitled to approximately $160,914 in commissions based on fiscal 2010 transactions, which were paid in part during fiscal 2010 and the remainder during fiscal 2011. The timing of our commission payments to Mr. Weigel tend to lag the time when the underlying customer transactions are entered and we paid commissions in fiscal 2011 arising from customer transactions entered in fiscal 2010.

Russell Walther, our vice president of customer services, did not participate in our Bonus Plan for fiscal 2010 due to the fact that he commenced employment with us in the second fiscal quarter of 2010 and would have had limited eligibility thereunder. Instead, Mr. Walther was entitled to receive a cash bonus up to an amount equal to 30% of his base salary based on certain management business objectives. Under this arrangement and based on his performance during fiscal 2010, Mr. Walther received a cash bonus of $84,376. In addition, during fiscal 2010, we paid Mr. Walther a sign-on bonus equal to $30,000, in consideration of his accepting employment with us.

Equity Based Incentives

We grant equity-based incentives to employees, including our executive officers, in order to create a corporate culture that aligns employee interests with stockholder interests. We have not adopted any specific stock ownership guidelines, and other than the issuance of shares to our founders when we were established, our equity incentive plans have provided the principal method for our executive officers to acquire an equity position in our company, whether in the form of restricted shares or stock options.

Prior to our IPO, we granted stock options to our executive officers under either the 1999 Stock Option Plan or the 2000 Management Stock Option Plan. In connection with the IPO, our board of directors adopted the 2007 Plan, which was implemented following the IPO. The 2007 Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. Although our compensation committee has approved categories of business criteria that can be used in setting performance goals for performance-based awards under our 2007 Plan, we have not yet granted any performance-based awards under our 2007 Plan, nor have we approved a policy with respect to the use of performance-based awards in the compensation of our executive officers.

Historically, our equity incentive plans were administered by our board of directors. Since the IPO, however, all equity incentive plans may be administered by our compensation committee under delegated authority established in the compensation committee charter. In addition, the compensation committee has delegated authority to grant certain stock options within strict guidelines pre-approved by the compensation committee to newly-hired employees, other than executive officers, to our new employee option administrator. Our new employee option administrator is an executive committee appointed by the compensation committee, and currently consists of our chief financial officer, general counsel, and vice president of human resources.

The size and terms of any initial equity incentive grants to new employees, including executive officers, are based largely on competitive conditions applicable to the specific position. In making its determination of the size of equity incentive grants for our current executive officers, the compensation committee relies in part on compensation survey data that includes information on equity incentives for specific positions at similarly situated companies.

In addition, our practice historically has been to make additional annual equity incentive grants to employees, including executive officers, when the individual has become substantially vested and the board of directors or compensation committee believed additional unvested equity incentives are appropriate as a retention incentive. Since fiscal 2008, however, with respect to executive officers, our practice has been to provide annual refresh equity incentive grants, including restricted stock units, with more emphasis on the intrinsic value of an executive officer’s current equity position. We expect to continue this practice in the future in connection with the compensation committee’s annual performance review at the beginning of each fiscal year. In making its determination concerning additional equity incentive grants, the compensation committee will also consider, among other factors, an executive officers’ individual performance and current equity position in light of the then-current competitive environment. Moreover, when evaluating equity incentive compensation, the committee considers Compensia survey data, which provides valuation data using the Black-Scholes Option Pricing Model and similar valuation metrics to permit a comparison of the value of our equity incentive awards to our peer group.

To date, our equity incentives have been granted principally with time-based vesting. Most new hire equity incentive grants, including grants to executive officers, vest over a four-year period with 25% vesting on each annual anniversary of the employee’s date of hire. Additional equity incentive grants made to continuing employees typically vest over a four-year period with 25% vesting on each annual anniversary of the date of grant. Although our practice in recent years has been to provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee has approved significant grants of restricted stock units to our executive officers with extended vesting terms as a long-term retention tool as such grants generally will have some intrinsic value regardless of the trading value of our Common Stock, particularly as compared to option grants which have value only if the then-current trading price of the Common Stock exceeds the option exercise price. Notwithstanding, we expect that our practice for the foreseeable future will remain to provide equity incentives principally in the form of stock options.

During fiscal 2010, our compensation committee reviewed the aggregate equity position of each of our executive officers as compared to executive officers in similar positions at companies included in our public company peer group, as well as reviewing the retention value of such equity incentives based on our stock price and the Black-Scholes value of such equity incentives. In particular, they compared outstanding equity positions for each executive officer’s respective position with ranges presented in the 2010 compensation survey data to ensure that each executive officer’s equity position fell within the range, without targeting any particular percentage within the range for the executive officers as a group. They also evaluated the extent to which prior equity incentives were then vested. As a result of these reviews, in June 2009, based on Compensia’s review and the recommendations of our chief executive officer, except with respect to his own compensation, our compensation committee approved the following grants to our Named Executive Officers:

Name	RSUs Granted (#)	Options Granted (#) (1)
David C. Scott	59,000	127,000
Adriel G. Lares	30,000	60,000
Randall J. Weigel	—	—
Russell Walther	—	—
Peter Slocum	—	—

(1)

The exercise price of the option grants is $9.36, which is the closing price of our Common Stock as reported by NYSE on June 1, 2009, the first trading day that fell within an open trading window under our insider trading policy following the date that our compensation committee approved the grants.

Benefits

We provide the following benefits to our executive officers, generally on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance;

•	employee stock purchase plan;

•	employee assistance plan;

•	medical and dependant care flexible spending account;

•	short-and long-term disability, accidental death and dismemberment; and

•	a 401(k) plan.

We believe these benefits are consistent with companies with which we compete for employees.

Severance and Termination Compensation

In connection with certain terminations of employment, our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements, offer letters and management retention agreements. In setting the terms of and determining whether to approve these arrangements, our compensation committee recognized that executives often face challenges securing new employment following termination, in particular following a change of control of the company, and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on their performance. As a result, the severance benefits identified below are primarily intended to provide these executive officers with post-change of control termination protection of salary and benefits while they seek new employment. We also have agreed to accelerate vesting of certain equity incentives in connection with certain terminations following a change of control, based on our view that these executive officers are not likely to be retained in comparable positions by a large acquiror, and the benefit of these equity incentives would otherwise be forfeited upon a termination of employment, including an involuntary termination by an acquiring company.

Chief Executive Officer

Under the terms of an employment agreement we entered with our chief executive officer, David C. Scott, in July 2007, if within 18 months following a change of control, Mr. Scott is involuntarily terminated (other than for cause, death or disability) or he terminates voluntarily for good reason, we have agreed that Mr. Scott will be entitled to receive the following benefits:

•	a lump sum cash payment equal to 300% of his base salary payable within 30 days of termination;

•

until the earlier of one year from the date of termination or such time as Mr. Scott has become covered under another employer’s plans with comparable coverage, continued health, dental, vision and life insurance benefits at the same levels of coverage and with the same relative ratios of premium payments by us and Mr. Scott as existed prior to the termination; and

•	immediate vesting of all then unvested stock options, restricted stock or other unvested equity incentives held by Mr. Scott.

In addition, Mr. Scott will receive equivalent cash severance and insurance benefits to those described above in the event of a termination of employment resulting from his death or disability, an involuntary termination of his employment by us other than for cause outside the change of control period, or a voluntary termination by Mr. Scott for good reason outside the change of control period. In the event of such a termination, Mr. Scott will also receive one year’s accelerated vesting credit with respect to any unvested stock options, restricted stock or other equity incentives.

Payment of the benefits described above is also subject to Mr. Scott’s executing and not revoking a standard release of any claims against us and his complying with certain non-solicitation obligations in his employment agreement.

The compensation committee and board of directors approved post-termination benefits for Mr. Scott that are greater than or in addition to the benefits provided to our other executives after consulting with Compensia to determine similar benefits provided to other chief executive officers at similarly situated companies and considering factors such as the high likelihood that a chief executive officer will be terminated in connection with a change of control transaction as compared to the other executive officers.

Other Executive Officers

We have also entered management retention agreements with our other executive officers. Under the terms of these agreements, if within 12 months following a change of control, the executive is involuntarily terminated (other than for cause, death, or disability) or the executive voluntarily terminates for good reason, our executive officers will be entitled to receive the following benefits:

•

a lump sum cash payment equal to 50% of the executive’s annual base salary as in effect immediately prior to the date of termination (except in the case of our vice president and general counsel, who is entitled to a lump sum cash payment equal to his or her annual base salary);

•

until the earlier of one year from the date of termination or such time as the executive has become covered under another employer’s plans with comparable coverage, continued health, dental, vision, long term disability and life insurance benefits at the same levels of coverage and with the same relative ratios of premium payments by us and the executive as existed prior to the termination; and

•

immediate vesting of 50% of the then-unvested portion of any stock options, restricted stock or other unvested equity incentives held by the executive (except in the case of our vice president and general counsel, who is entitled to immediate vesting of 100% of the then-unvested securities held by him).

Payment of the benefits described above under these management retention agreements is also subject to the executive’s executing and not revoking a mutual release of claims with us.

Recent Compensation Determinations

Competitive Market Review for Fiscal 2011

In April 2010, Compensia completed a competitive assessment of the compensation of our executive officers. This assessment included the identification of an updated public company peer comparison group for purposes of evaluating our compensation policies against current market trends, an assessment of our executive officers’ current compensation as compared to executive officers’ compensation at such peer group companies and other companies identified in the January 2010 Radford High Technology Executive Compensation Survey, a profile of our executive officers’ equity holdings and potential retention risks, and recommendations for annual equity award levels and equity allocations. The companies included in the identified public company peer compensation group were as follows:

• Acme Packet	• Maxwell Technologies
• Aruba Networks	• Netezza
• CommVault Systems	• NetScout Systems
• Compellent Technologies	• Novatel Wireless
• Datalink	• Opnet Technologies
• Dot Hill Systems	• Riverbed Technology
• Fortinet	• SeaChange International
• Informatica	• Sonicwall
• Isilon Systems	• STEC

Compensia gathered and evaluated our executive compensation relative to comparable data from public filings of the peer companies listed above. In addition, Compensia compared our executive compensation to comparable data from the January 2010 Radford High Technology Executive Compensation Survey by Aon Consulting. The Compensia and Radford surveys each provide summary compensation data for companies with annual revenues between $50 million and $500 million, which provided a survey weighted average of approximately $208 million in annual revenues. The public company peer group and the January 2010 Radford High Technology Executive Compensation Survey include companies with higher revenues than were included in the public company peer group and compensation survey data used for the fiscal 2010 annual compensation review. It was determined that these companies constituted the most appropriate peer group for comparison purposes considering our increased revenues and performance trends in fiscal 2010.

Compensia’s review concluded that, based on fiscal 2010 compensation and as a result of reduced target cash incentives during the period reviewed, the overall average of our executive officers’ base salaries and total targeted cash compensation fell between the 25th and 50th percentile of market trends for similar positions. Compensia’s review also concluded that, based on fiscal 2010 grants, the annual equity-based incentives for our executive officers, other than Messrs. Slocum, Walther and Weigel, including restricted stock units granted during the period reviewed, fell between the 50th and 75th percentile of market trends for similar positions. Compensia further noted the improvement in the price of our Common Stock, and our use of restricted stock units, during the period reviewed resulted in an increase in the near-term retention values of these incentives. Messrs. Slocum, Walther and Weigel were excluded from this portion of Compensia’s assessment as each of them received during the period reviewed initial equity incentive grants, in connection with their respective initial appointments as executive officers, as opposed to annual refresh incentive grants.

As a result of these findings, and as further discussed below, the compensation committee considered and approved increases in the base salaries of our executive officers by an overall average of 11 percent to align these salaries at approximately the market 50th percentile, as well as a mix of refresh stock option and restricted stock unit grants to further enhance their retention incentive.

Base Salaries for Fiscal 2011

We believe that our historic base salaries for our executive officers have been generally competitive as compared with the ranges identified in the compensation survey data that the compensation committee reviews in connection with its annual assessment of our executive officers’ compensation. Notwithstanding, as we refrained from increasing the base salaries of our executive officers in light of the macroeconomic conditions that persisted during fiscal 2010, Compensia’s fiscal 2011 review concluded that the cash compensation for most of our executive officers had fallen below the competitive range, and Compensia recommended that we increase the base salaries of our executive officers by an overall average of approximately 11 percent in order to align them with market 50th percentile rates.

In connection with its annual review of our executive officers’ compensation for fiscal 2011, the compensation committee considered each executive officer’s current base salary. After considering Compensia’s assessment and recommendations as regards fiscal 2011 executive compensation, the compensation committee determined it was appropriate to position the executives at approximately the market 50th percentile, taking into consideration each executives performance. Accordingly, the compensation committee approved increases in the base salaries of all our executive officers by an overall average of approximately 11 percent. With respect to our Named Executive Officers, specifically, the compensation committee approved increases in their base salaries as follows:

Name	Previous Annual Based Salary	New Annual Base Salary	Effective Date
David C. Scott	359,000	415,000	6/1/2010
Adriel G. Lares	220,000	260,000	6/1/2010
Randall J. Weigel	240,000	250,000	6/1/2010
Russell Walther	250,000	260,000	6/1/2010
Peter Slocum	230,000	230,000	N/A

Employee and Executive Incentive Plan

In April 2010, our compensation committee established the performance goals for our 2011 fiscal year under our Employee and Executive Incentive Plan. The fiscal 2011 performance goals relate to revenue and non-GAAP operating income for our 2011 fiscal year, and are divided between the first two quarters of fiscal 2011 and the last two quarters of fiscal 2011. The non-GAAP operating income goal excludes the impact of stock-based compensation expense and is calculated after giving effect to the accrual for the bonus payouts under the Bonus Plan. Similar to the fiscal 2010 performance goals, the compensation committee set these targets at levels moderately in excess of the operating plan for fiscal 2011 approved by our board of directors as an incentive for superior performance. The compensation committee believes the targets identified are attainable, but acknowledged they would require substantial management attention and growth in our revenues during fiscal 2011. In particular, increasing our revenue in fiscal 2011 to achieve the revenue targets under the fiscal 2011 performance goals will require our sales and customer support personnel to execute efficiently and aggressively in an uncertain economic environment. Additionally, achieving our performance goals will require our sales and human resource executives to continue to recruit, hire and train a substantial number of additional sales personnel, and to ensure that new sales personnel become productive as quickly as possible. We have experienced challenges in the past hiring and retaining appropriate sales personnel, in part because our sales personnel, in order to be effective, are required to have a substantial amount of industry and domain-specific expertise, which limits the pool of available talent from which we can recruit. Finally, achieving our non-GAAP operating income objectives under the fiscal 2011 performance goals will require, in addition to increases in our revenue, that our financial and operating executives maintain controls over our operating expenses, product manufacturing and assembly costs.

In setting the bonus target rates for fiscal 2011, our compensation committee considered the impact of the reduced bonus opportunities experienced during fiscal 2010, as well as Compensia’s findings that our fiscal 2010 bonus targets were below the competitive range as compared to peer company data. Accordingly, the compensation committee determined to increase the applicable target percentage bonus levels for fiscal 2011 based on relevant compensation survey data in light of the impact of such bonus payments on our operating results. For fiscal 2011, the compensation committee set cash bonus targets for executive officers (other than the chief executive officer) at 45%, and for our chief executive officer at 100%. Our chief executive officer has, however, voluntarily reduced his bonus rate for 2011 to 85%. Notwithstanding the aforementioned bonus target rates, we intend to initially fund our Bonus Plan for 2011 with respect to these individuals significantly below the cash bonus targets. Fiscal 2011 payouts under the Bonus Plan are structured such that 30% of the maximum bonus payout is based on the achievement of the 2011 performance goals in the first two quarters of fiscal 2011, and 70% of the maximum bonus payout is based on the achievement of the 2011 performance goals in the last two quarters of fiscal 2011.

Equity Based Incentives for Fiscal 2011

In May 2010, based on Compensia’s review and the recommendations of our chief executive officer, except with respect to his own compensation, our compensation committee approved grants of restricted stock units, together with an additional stock option grant, to each of our executive officers as indicated below. The restricted stock units and the stock option grants will each vest over a four year period with 25% vesting on each annual anniversary of the date of grant. The restricted stock unit and stock option grants approved by our compensation committee to our Named Executive Officers are as follows:

Name	RSUs Granted (#)	Options Granted (#) (1)
David C. Scott	60,000	137,000
Adriel G. Lares	25,000	40,000
Randall J. Weigel	15,000	30,000
Russell Walther	20,000	30,000
Peter Slocum	15,000	30,000

(1)	The exercise price of the option grants is $9.89, which is the closing price of our Common Stock as reported by the New York Stock Exchange on May 14, 2010, the grant date of such option grants.

On a going forward basis, our compensation committee anticipates maintaining the equity holdings of our executive officers at appropriate levels primarily through continued annual stock option grants.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past, we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our chief executive officer and our four most highly compensated officers, the compensation committee expects to consider tax deductibility under Section 162(m) of the Internal Revenue Code as a factor in compensation decisions, when and as it becomes relevant.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with our management. Based upon the review and discussions noted above, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by:

THE COMPENSATION COMMITTEE

Kevin Fong (Chairperson)

Michael Clair

Stephen Smith

Compensation Committee Interlocks and Insider Participation

The current members of our compensation committee are Messrs. Fong, Clair and Smith. Messrs. Wei and Siegel served on our compensation committee during fiscal 2010 until January 26, 2010, at which time they resigned and were replaced by Messrs. Clair and Smith. None of them currently serves, or in the past has served, as an officer or employee of the company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

Summary Compensation Table

The following table presents information concerning the total compensation of our chief executive officer, chief financial officer and our three other most highly compensated officers during the last fiscal year, or the Named Executive Officers, for services rendered to us in all capacities for the fiscal year ended March 31, 2010.

Name and Principal Position	Year	Salary		Bonus (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (7)	Total ($)
David C. Scott	2010	358,750		6,761	552,240	541,649	—	(3)	732	1,460,132
Chief Executive Officer	2009	358,750		—	225,000	563,969	358,212	(4)	732	1,506,663
	2008	350,000		—	—	763,740	322,000	(5)	798	1,436,538

Adriel G. Lares	2010	220,000		4,146	280,800	255,897	—	(3)	449	761,292
Chief Financial Officer	2009	219,385		—	150,000	233,366	87,754	(4)	449	690,954
	2008	209,231		—	—	370,638	67,620	(5)	502	647,489

Randall J. Weigel (8)	2010	368,594	(6)	—	84,700	632,305	—	(3)	439	1,086,038
Vice Present of Worldwide Sales

Russell Walther (9)	2010	98,077		119,087	188,200	850,990	—	(3)	383	1,256,737
Vice President of Customer Services

Peter Slocum (10)	2010	207,000		4,335	188,200	766,430	—	(3)	469	1,166,434
Vice President of Engineering

(1)

The amounts in bonus column represent the cash equivalent of a non-cash fiscal 2010 third quarter-end bonus of paid time off granted to the executives and Mr. Walther’s sign-on bonus of $30,000 and MBO bonus of $84,376.

(2)

Amounts reflect the aggregate grant date fair value of option awarded during the fiscal year computed in accordance with FASB ASC Topic 718 without regard to estimated forfeitures. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes-Merton option pricing model. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 9 to the consolidated financial statements contained in our 2010 Annual Report on Form 10-K filed on June 14, 2010. These amounts do not correspond to actual value that may be realized by the Named Executive Officers.

(3)

Under the Fiscal Year 2010 Executive Incentive Compensation Plan, our chief executive officer was eligible to receive a cash bonus of 85% of his base salary and all other participating executives who did not receive sales commissions were eligible to receive a cash bonus of 30% of his or her base salary based on achievement of financial targets relating to our revenue and operating results for fiscal 2010. Since the performance objectives were not achieved, no payment was made to the executives under the FY2010 Executive Incentive Compensation Plan. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding our fiscal 2010 cash bonuses.

(4)

Amounts represent total performance-based bonuses earned for services rendered during fiscal 2009 under our Fiscal Year 2009 Executive Incentive Compensation Plan, in which all executives who did not receive sales commissions were eligible to participate. Under the Fiscal Year 2009 Executive Incentive Compensation Plan, our chief executive officer was eligible to receive a cash bonus of 100% of his base salary and all other participating executives were eligible to receive a cash bonus of 40% of his or her base salary based on achievement of financial targets relating to our revenue and operating results for fiscal 2009. Bonuses earned in fiscal 2009 were paid in fiscal 2010. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding our fiscal 2009 cash bonuses.

(5)

Amounts represent total performance-based bonuses earned for services rendered during fiscal 2008 under our Fiscal Year 2008 Executive Incentive Compensation Plan, in which all executives who did not receive sales commissions were eligible to participate. Under the Fiscal Year 2008 Executive Incentive Compensation Plan, our chief executive officer was eligible to receive a cash bonus of 100% of his base salary and all other participating executives were eligible to receive a cash bonus of 35% of his or her base salary based on achievement of financial targets relating to our revenue and operating results for fiscal 2008. Bonuses earned in fiscal 2008 were paid in fiscal 2009.

(6)

Includes $160,910 in commissions and bonus earned by Mr. Weigel in fiscal 2010, of which approximately $112,300 was paid in fiscal 2010 and the remainder was paid in fiscal 2011. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding Mr. Weigel’s commission compensation arrangement.

(7)	Represents amounts paid for life insurance for the executive and the executive’s family members.
(8)	Mr. Weigel was promoted to Vice Present of Worldwide Sales in first quarter of fiscal 2010.
(9)	Mr. Walther joined 3PAR in second quarter of fiscal 2010.
(10)	Mr. Slocum joined 3PAR in first quarter of fiscal 2010.

Grants of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each of our Named Executive Officers during the fiscal year ended March 31, 2010.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards ($) (1)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards ($) (5)
David C. Scott
Stock Award	6/1/2009	—	59,000	—	—	552,240
Option Award	6/1/2009	—	—	127,000	9.36	541,649

Adriel G. Lares
Stock Award	6/1/2009	—	20,000	—	—	280,800
Option Award	6/1/2009	—	—	60,000	9.36	255,897

Randall J. Weigel
Stock Award	5/8/2009	—	10,000	—	—	84,700
Option Award	5/8/2009	—	—	165,000	8.47	632,305

Russell Walther
Stock Award	8/6/2009	—	20,000	—	—	188,200
Option Award	8/6/2010		—	200,000	9.41	850,990

Peter Slocum
Stock Award	8/6/2009	—	20,000	—	—	188,200
Option Award	5/8/2009	—	—	200,000	8.47	766,430

(1)

There were no payments under our Fiscal Year 2010 Executive Incentive Compensation Plan because the performance objectives for fiscal 2010 were not met. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding our fiscal 2010 cash bonuses.

(2)	The restricted stock units vest over four years with 25% of the grant vesting annually on each anniversary of the grant date subject to the executive’s continued service to us.

(3)

The stock option was granted under our 2007 Stock Plan. The option has a maximum term of ten years measured from the grant date, subject to earlier termination upon the officer’s cessation of service with us. Options are exercisable in 25% annual increments beginning one year after the grant date.

(4)	The exercise price was determined based on the closing price of our Common Stock on the grant date.
(5)

Amounts reflect the aggregate grant date fair value of stock options granted in fiscal 2010, calculated in accordance with FASB ASC Topic 718 without regard to estimated forfeitures. See Note 9 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value of our stock options.

Outstanding Equity Awards At Fiscal Year-End

The following table presents certain information concerning equity awards held by our Named Executive Officers at the end of the fiscal year ended March 31, 2010.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
David C. Scott	4/1/2005	397,196	(3)	—	0.46	4/1/2015
	7/26/2007	169,999	(4)	—	11.20	7/26/2017
	7/21/2008	—		—	—		30,000	(5)	300,000
	8/5/2008	36,250		108,750	8.96	8/5/2018
	6/1/2009	—		127,000	9.36	6/1/2019
	6/1/2009	—		—	—		59,000	(6)	590,000

Adriel G. Lares	11/17/2005	80,000	(3)	—	0.58	11/17/2015
	7/26/2007	82,499	(7)	—	11.20	7/26/2017
	7/21/2008	—		—	—		20,000	(5)	200,000
	8/5/2008	15,000		45,000	8.96	8/5/2018
	6/1/2009	—		60,000	9.36	6/1/2019
	6/1/2009	—		—	—		30,000	(6)	300,000

Randall J. Weigel	7/26/2007	124,999	(8)	—	11.20	7/26/2017
	5/30/2008	10,000		30,000	8.86	5/30/2018
	7/21/2008	—		—	—		5,000	(5)	50,000
	5/8/2009	—		165,000	8.47	5/8/2019
	5/8/2009	—		—	—		10,000	(5)	100,000

Russell Walther	8/6/2009	—		200,000	9.41	8/6/2019
	8/6/2009	—		—	—		20,000	(6)	200,000

Peter Slocum	5/8/2009	—		200,000	8.47	5/8/2019
	8/6/2009	—		—	—		20,000	(6)	200,000

(1)

The option is not subject to an early exercise provision. The option vests at the rate of 1/4th of the total number of shares subject to the option each year beginning with the first anniversary of the grant subject to the Names Executive’s continued service to us.

(2)	The values shown in this column are equal to the market value of $10.00, the closing price of our Common Stock on March 31, 2010 as reported by the NYSE, multiplied by the number of shares.
(3)	All of the shares subject to the option are fully vested as of March 31, 2010.

(4)

The option is subject to an early exercise provision and is immediately exercisable. The option vests at the rate of 1/48th of the total number of shares subject to the option each month beginning with the one-month anniversary of the grant. As of March 31, 2010, 113,333 shares were fully vested and 56,666 shares will vest ratably over the remainder of the vesting period, subject to Mr. Scott’s continued service to us.

(5)	Restricted stock units vest in full on the fourth anniversary of the grant date subject to the executive’s continued service to us.
(6)	The restricted stock units vest over four years with 25% of the grant vesting annually on each anniversary of the grant date subject to the executive’s continued service to us.
(7)

The option is subject to an early exercise provision and is immediately exercisable. The option vests at the rate of 1/48th of the total number of shares subject to the option each month beginning with the one-month anniversary of the grant. As of March 31, 2010, 54,999 shares were fully vested and 27,500 shares will vest ratably over the remainder of the vesting period, subject to Mr. Lares’ continued service to us.

(8)

The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested on July 26, 2008 and 1/48th of the total number of shares subject to the option vest each month thereafter. As of March 31, 2010, 83,332 shares were fully vested and 41,667 shares will vest ratably over the remainder of the vesting period, subject to Mr. Weigel’s continued service to us.

Option Exercises and Stock Vested

There was no vesting of stock awards and no Named Executive Officers exercised options during the fiscal year ended March 31, 2010.

Employment Agreements and Offer Letters

David C. Scott

In July 2007, we entered into an employment agreement with David C. Scott, our president and chief executive officer, superseding a prior employment agreement. Under the employment agreement, we employ Mr. Scott on an at-will basis with no specified term for a base salary that was initially set at $350,000. The compensation committee has since increased Mr. Scott’s base salary to $415,000 effective June 1, 2010 and will continue to review it on an annual basis for potential adjustments. In the event that within 18 months following a change of control, Mr. Scott is involuntarily terminated (other than for cause, death or disability) or he terminates voluntarily for good reason, we have agreed that Mr. Scott will be entitled to receive (i) a lump sump payment equal to 300% of his base salary, payable within 30 days of termination and (ii) continued health, dental, vision and life insurance benefits at the same level of coverage and with the same relative ratio of premium payment by us and Mr. Scott as existed while he was employed with us. The obligation to provide continued benefits to Mr. Scott will continue until the earlier of one year from the date of termination or such time as Mr. Scott has become covered under another employer’s plans with comparable coverage. In addition, any unvested stock options, restricted stock or other unvested equity incentives held by Mr. Scott will become immediately vested upon such a termination.

In addition, Mr. Scott will receive equivalent cash severance and insurance benefits to those described above in the event of a termination of employment resulting from Mr. Scott’s death or disability, an involuntary termination of his employment by us other than for cause outside of the change of control period, or a voluntary termination by Mr. Scott for good reason outside the change of control period. In the event of such a termination, Mr. Scott will also receive one year’s accelerated vesting credit with respect to any unvested stock options, restricted stock or other equity incentives.

Payment of the benefits described above is also subject to Mr. Scott’s executing and not revoking a standard release of any claims against us and his complying with certain non-solicitation obligations in his employment agreement.

In the event the benefits provided for in Mr. Scott’s employment agreement or otherwise constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (“Section 280G”) and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), and the aggregate value of such parachute payments is less than 3.59 times Mr. Scott’s “base amount” within the meaning of Section 280G, then such benefits will be reduced to the extent necessary (but only to that extent) so that no portion of such benefits will be subject to the Excise Tax. Alternatively, if the aggregate value of such payments is equal to or greater than the product of 3.59 times Mr. Scott’s base amount, then Mr. Scott will receive a payment from the Company sufficient to pay the Excise Tax, plus an additional payment from the Company sufficient to pay the Excise Tax and the federal and state income and employment taxes arising from the payments made by the Company to Mr. Scott pursuant to this sentence (together, the “Excise Tax Gross-Up Payment”), with such Excise Tax Gross-Up Payment capped at a maximum of $1,000,000.

Adriel G. Lares

We are a party to an offer letter dated November 5, 2001 with Adriel G. Lares, currently our chief financial officer. At the time the offer letter was entered, Mr. Lares was hired as our director of finance. Under the offer letter, Mr. Lares’ employment is at-will with no specified term. We initially agreed to pay Mr. Lares a base salary of $120,000, which was increased to $210,000 during fiscal 2008, $220,000 during fiscal 2009 and $260,000 effective June 1, 2010. Pursuant to the offer letter, we granted Mr. Lares an initial option to purchase 12,500 shares of our Common Stock.

Randall J. Weigel

We are a party to a promotion letter dated May 1, 2009 with Randy Weigel, currently our vice president of worldwide sales. Under the promotion letter, Mr. Weigel’s employment is at-will with no specified term. We initially agreed to pay Mr. Weigel a base salary of $240,000, which was increased to $250,000 effective June 1, 2010. In the letter, we also established his initial incentive base for fiscal 2010. Pursuant to the promotion letter, Mr. Weigel received restricted stock units with respect to 10,000 shares of our Common Stock and was also granted an option to purchase 165,000 shares of our Common Stock.

Russell Walther

We are a party to an offer letter dated July 27, 2009 with Russell Walther, our vice president of customer services. Under the offer letter, Mr. Walther’s employment is at-will with no specified term. We initially agreed to pay Mr. Walther a base salary of $250,000, which was increased to $260,000 effective June 1, 2010. In the letter, we also established his sign-in bonus and his initial incentive base for fiscal 2010. Pursuant to the offer letter, Mr. Walther received restricted stock units with respect to 20,000 shares of our Common Stock and was also granted an option to purchase 200,000 shares of our Common Stock.

Peter Slocum

We are a party to an offer letter dated April 15, 2009 with Peter Slocum, our vice president of engineering. Under the offer letter, Mr. Slocum’s employment is at-will with no specified term. We initially agreed to pay Mr. Slocum a base salary of $230,000. Pursuant to the offer letter, Mr. Weigel was granted an option to purchase 200,000 shares of our Common Stock.

Potential Payments on Termination or Change of Control

In March 2001, we adopted a change of control policy for current and future vice presidents. Pursuant to this policy, we have entered into management retention agreements with each of our current vice presidents. These agreements are described under “Compensation Discussion and Analysis—Severance and Termination Compensation” above. In addition, the tables below describe the payments and benefits our Named Executive Officers would be entitled to receive under these management retention agreements and under Mr. Scott’s employment agreement assuming that their employment was terminated on March 31, 2010.

Chief Executive Officer

	Termination Within 18 Months Following a Change of Control (1)				Termination in the Absence of a Change of Control (2)
Name	Equity Acceleration ($) (3)	Salary ($) (4)	Insurance Benefits ($) (5)	Excise Tax Gross-up Payment ($) (6)	Equity Acceleration ($) (7)	Salary ($) (4)	Insurance Benefits ($) (5)
David C. Scott	3,814,160	1,076,250	15,544	1,000,000	1,104,998	1,076,250	15,544

(1)	Includes involuntary termination (other than for cause, death or disability) or voluntary termination for good reason.
(2)	Includes involuntary termination (other than for cause), voluntary termination for good reason, or termination due to death or disability.
(3)

The amount shown in this column is equal to all unvested stock options and restricted stock held by Mr. Scott on March 31, 2010 multiplied by the closing sales price of our Common Stock of $10.00 on March 31, 2010 as reported by the NYSE. The vesting of all then-unvested stock options and restricted stock or other unvested equity incentives held by Mr. Scott immediately accelerates upon termination of his employment within eighteen months following a change of control under the circumstances included in the table above.

(4)	The amount shown in this column is equal to 300% of Mr. Scott’s base salary at March 31, 2010.
(5)	The amount shown in this column is equal to our payments for continued health, dental, vision and life insurance benefits for a period of one year.
(6)

Represents the maximum additional payment to which Mr. Scott could be entitled pursuant to his employment agreement to compensate for excise taxes that would be due pursuant to Code Section 280G as a result of Mr. Scott’s change of control benefits equaling or exceeding 3.59 times his “base amount” as defined in Code Section 280G.

(7)

The amount shown in this column is equal to all unvested stock options and restricted stock held by Mr. Scott on March 31, 2010 that would otherwise vest over the twelve months following the termination of his employment multiplied by the closing sales price of our Common Stock of $10.00 on March 31, 2010 as reported by the NYSE. The vesting of all stock options, restricted stock or other unvested equity incentives held by Mr. Scott that would otherwise vest over the following 12 months immediately accelerates upon termination of his employment other than within 18 months following a change of control under the circumstances included in the table above.

Other Named Executive Officers

	Termination Within 12 Months Following a Change of Control (1)
Name	Equity Acceleration ($) (2)	Salary ($) (3)	Insurance Benefits ($) (4)
Adriel G. Lares	$912,500	$110,000	$5,304
Randall J. Weigel	1,258,335	120,000	15,250
Russell Walther	1,100,010	125,000	12,943
Peter Slocum	1,100,010	115,000	15,299

(1)

Includes involuntary termination (other than for cause, death or disability) or voluntary termination for good reason. The management retention agreements do not provide for any payment, equity acceleration or insurance benefits in connection with a termination that occurs other than within twelve months following a change of control.

(2)

The amounts shown in this column are equal to 50% of the unvested portion of all stock options and restricted stock held by the executive officer on March 31, 2010 multiplied by the closing sales price of our Common Stock of $10.00 on March 31, 2010 as reported by the NYSE. The vesting of 50% of all then-

unvested stock options, restricted stock or other unvested equity incentives held by the executive officer accelerates upon termination of his or her employment under the circumstances included in the table above.

(3)	The amounts shown in this column are equal to 50% of the executive officer’s base salary at March 31, 2010.
(4)	The amounts shown in this column are equal to our payments for continued health, dental, vision, long-term disability and life insurance benefits for a period of one year.

In addition to the benefits described above, our 1999 Stock Plan, 2000 Management Stock Option Plan and 2007 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change of control of our company.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the number of outstanding options, warrants and rights granted to our employees and directors, as well as the number of shares of Common Stock remaining available for future issuance, under our equity compensation plans as of March 31, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)		Weighted Average Exercise Price of Outstanding Options and Rights (b)	Reserved for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders:	10,653,641		$6.80	13,563,170	(1)(2)(3)
Equity compensation plans not approved by security holders	25,000	(4)	$0.02	—

Total	10,678,641		$6.79	13,563,170

(1)	Amount includes 3,105,503 shares available for future issuance under our Employee Stock Purchase Plan and 10,457,667 shares available for future issuance under our 2007 Equity Incentive Plan.
(2)

Our 2007 Equity Incentive Plan incorporates an evergreen formula pursuant to which on April 1 of each year the aggregate number of shares reserved for issuance under the 2007 Equity Incentive Plan will increase by a number of shares equal to the lesser of (A) 5,000,000 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding fiscal year, or (C) such number of shares determined by our board of directors.

(3)

Our Employee Stock Purchase Plan incorporates an evergreen formula pursuant to which on April 1 of each year the aggregate number of shares reserved for issuance under the Employee Stock Purchase Plan will increase by a number of shares equal to the lesser of (A) 1,550,000 shares, (B) 2% of the outstanding shares on the last day of the immediately preceding fiscal year, or (C) an amount determined by the administrator.

(4)	In November 2003, we issued an option to purchase 25,000 shares of Common Stock at an exercise price of $0.02 per share to a technology partner.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock, as of June 30, 2010, for the following:

•	Each person (or group of affiliated persons) who is known by us to beneficially own 5% of the outstanding shares of our Common Stock;

•	Each of our directors;

•	Each of our Named Executive Officers; and

•	All of our current directors and executive officers as a group.

Except as indicated by footnote, the address of the beneficial owners is c/o 3PAR Inc., 4209 Technology Drive, Fremont, California, 94538. Information related to holders of more than 5% of our Common Stock was obtained from filings with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)
5% Stockholders:
Entities affiliated with Mayfield Fund (2)	6,200,000	9.9%
Entities affiliated with Menlo Ventures (3)	9,371,361	15.0%
Entities affiliated with Worldview Technology Partners (4)	8,382,058	13.4%
FMR LLC (5)	7,643,890	12.2%
Directors and Named Executive Officers:
David C. Scott (6)	2,923,468	4.6%
Adriel G. Lares (7)	316,278	*
Jeffrey A. Price (8)	1,255,922	2.0%
Randall J. Weigel (9)	189,999	*
Russell Walther (10)	55,000	*
Peter Slocum (10)	55,000	*
Michael Clair	—	—
Kevin Fong (11)	51,543	*
Mark A. Jung (12)	64,980	*
Christopher B. Paisley (13)	77,730	*
Michael J. Sheridan (14)	45,313	*
Mark A. Siegel (3)(15)	9,405,737	15.0%
Stephen Smith	—	—
James Wei (4)(15)	8,416,434	13.4%
All directors and executive officers as a group (20 persons) (16)	25,205,274	38.48%

*	Less than 1%
(1)

The number of shares of Common Stock outstanding used in calculating the percentage for each listed person or entity is based on 62,569,252 shares of Common Stock outstanding on June 30, 2010. Shares of Common Stock subject to stock options which are currently exercisable or will become exercisable within 60 days of June 30, 2010, are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

(2)

Includes 2,992,752 shares held of record by Mayfield XI Qualified, a Delaware limited partnership (“MF XI Q”), 2,606,961 shares held of record by Mayfield IX, a Delaware limited partnership (“MF IX”), 214,259 shares held of record by Mayfield Principals Fund II, a Delaware L.L.C. (“MF PF II”), 186,615

shares held of record by Mayfield XI, a Delaware limited partnership (“MF XI”), 137,208 shares held of record by Mayfield Associates Fund IV, a Delaware limited partnership (“MF AF IV”) and 62,205 shares held of record by Mayfield Associates Fund VI, a Delaware limited partnership (“MF AF VI”). A. Grant Heidrich, III, William D. Unger, Wendell G. Van Auken, III, Yogen K. Dalal and F. Gibson Myers, Jr. are Managing Members of, and Allen L. Morgan is a Non-Managing Member of Mayfield IX Management, L.L.C., which is the general partner of MF IX and MF AF IV. Yogen K. Dalal, David J. Ladd, Allen L. Morgan, Robert T. Vasan and Janice M. Roberts are Managing Directors of Mayfield XI Management, L.L.C., which is the general partner of MF XI Q, MF XI and MF AF VI and the sole Managing Director of MF PF II. Messrs. Ladd, Morgan and Vasan are limited partners of MF AF IV. The individuals listed herein may be deemed to have shares voting and dispositive power over the shares which are, or may be, deemed to be beneficially owned by MF XI Q, MF IX, MF PF II, MF XI, MF AF IV and MF AF VI, but disclaim such beneficial ownership. Information with respect to the number of shares beneficially owned is based solely on information contained in a Form 4 filed with the SEC by Mayfield Fund on March 1, 2010. The address of the entities affiliated with Mayfield Fund is 2800 Sand Hill Road, Suite 250, Menlo Park, California 94025.

(3)

Includes 8,877,767 shares held of record by Menlo Ventures IX, L.P., 292,965 shares held of record by Menlo Entrepreneurs Fund IX, L.P., 164,055 shares held of record by MMEF IX, L.P., 36,574 shares held of record by Menlo Entrepreneurs Fund IX (A), L.P. Mr. Siegel, a director of 3PAR, H. DuBose Montgomery, John W. Jarve, Douglas C. Carlisle, Sonja H. Perkins, Kenneth H. Calhoun, Arvind Purushotham, Pravin A. Vazirani and Shawn T. Carolan are Managing Members of MV Management IX, L.L.C. which is the General Partner of Menlo Ventures IX, L.P., Menlo Entrepreneurs Fund IX, L.P., Menlo Entrepreneurs Fund IX (A), L.P. and MMEF IX, L.P. The Managing Members exercise voting and investment power over these securities, and disclaim beneficial ownership of the shares which disclaimer does not affect their respective proportionate pecuniary interests therein. The address of the entities affiliated with Menlo Ventures is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.

(4)

Includes 3,493,387 shares held of record by Worldview Technology Partners II, L.P. (“WTP II”), 3,138,019 shares held of record by Worldview Technology Partners IV, L.P. (“WTP IV”), 1,069,404 shares held of record by Worldview Technology International II, L.P. (“WTI II”), 509,804 shares held of record by Worldview Technology International IV, L.P. (“WTI IV”), 148,289 shares held of record by Worldview Strategic Partners II, L.P. (“WSP II”), 23,155 shares held of record by Worldview Strategic Partners IV, L.P. (“WSP IV”). Mr. Wei, Mike Orsak and Susumu Tanaka are managing members and have certain voting rights in Worldview Equity I, L.L.C. which is the General Partner of Worldview Capital II, L.P., which is the General Partner of WTP II, WTI II and WSP II. Worldview Equity I, L.L.C is also the General Partner of Worldview Capital IV, L.P., which is the General Partner of WTI IV and WSP IV. Messrs. Wei, Orsak and Tanaka may be deemed to have shared voting and dispositive power over the shares which are owned by WTP II, WTP IV, WTI II, WTI IV, WSP II and WSP IV, but disclaim beneficial ownership which disclaimer does not affect their pecuniary interest. Information with respect to the number of shares beneficially owned is based solely on information contained in a Schedule 13G/A filed with the SEC by Worldwide Technology Partners on February 11, 2010. The address of the entities affiliated with Worldview Technology Partners is 2207 Bridgepointe Parkway, Suite 100, San Mateo, California 94404.

(5)	Based solely on Schedule 13G filed on February 10, 2010, FMR LLC was the beneficial owner of 7,643,890 shares of our Common Stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.
(6)

Consists of 2,185,841 shares held of record by Mr. Scott and his wife as trustees of the David & Leyla Scott Revocable Living Trust dated March 26, 2007, 66,182 shares held of record by the Scott Family Irrevocable Trust dated March 26, 2007, and options to purchase 671,445 shares of Common Stock that are exercisable within 60 days of June 30, 2010, 632,487 of which are vested.

(7)	Consists of 108,779 shares held of record by Mr. Lares and options to purchase 207,499 shares of Common Stock that are exercisable within 60 days of June 30, 2010, 188,593 of which are vested.

(8)

Consists of 887,465 shares held of record by Mr. Price and his wife as trustees of the Price Family Trust UDT dated December 26, 2001, and options to purchase 368,457 shares of Common Stock that are exercisable within 60 days of June 30, 2010, all of which are vested. Excludes am aggregate of 50,000 shares held in trusts for Mr. Price’s children over which Mr. Price has no voting or investment power, and Mr. Price disclaims beneficial ownership of such shares.

(9)	Consists of 3,750 shares held of record by Mr. Weigel and options to purchase 186,249 shares of Common Stock that are exercisable within 60 days of June 30, 2010, 152,395 of which are vested.
(10)

Consists of options to purchase 50,000 shares of Common Stock that are exercisable within 60 days of June 30, 2010 and 5,000 restricted stock units that are issuable upon vesting within 60 days of June 30, 2010.

(11)	Consists of options to purchase 51,543 shares of Common Stock that are exercisable within 60 days of June 30, 2010.
(12)	Consists of options to purchase 64,980 shares of Common Stock that are exercisable within 60 days of June 30, 2010
(13)	Consists of options to purchase 77,730 shares of Common Stock that are exercisable within 60 days of June 30, 2010.
(14)	Consists of options to purchase 45,313 shares of Common Stock that are exercisable within 60 days of June 30, 2010.
(15)	Also includes options to purchase 34,376 shares of Common Stock that are exercisable within 60 days of June 30, 2010.
(16)	Consists of 22,275,630 shares held of record and options to purchase 2,929,644 shares of Common Stock that are exercisable within 60 days of June 30, 2010, 2,764,540 of which are vested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

We were not a party to any related party transactions during fiscal 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person. Specific due dates have been established by the SEC, and we are required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely upon the copies of Section 16(a) reports that we received from such persons for their 2010 fiscal year transactions, and the written representations received from certain of such persons that no reports were required to be filed for them for the 2010 fiscal year, we are aware of the following late Section 16(a) filings: a late Form 4 reporting a sale transaction was filed for Mrs. Robinson in May 2009; a late Form 3 reporting initial beneficial ownership and a late Form 4 reporting initial equity grants were filed for Mr. Walther in September 2009; and a late Form 4 reporting annual refresh equity grants was filed for each of Messrs. Fong, Jung, Paisley, Siegel, Sheridan, and Wei in September 2009.

Annex II

September 2, 2010

The Board of Directors

3PAR Inc.

4209 Technology Drive

Fremont, CA 94538

Members of the Board:

We understand that 3PAR Inc. (the “Company”), Hewlett-Packard Company (“Parent”) and Rio Acquisition Corporation, a wholly owned subsidiary of Parent (“Acquisition Sub”), have entered into an Agreement and Plan of Merger, dated as of September 2, 2010 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) for $33.00 in cash and (ii) the subsequent merger of Acquisition Sub with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares held by Parent, Acquisition Sub or the Company or any direct or indirect subsidiary of Parent, Acquisition Sub or the Company or as to which dissenters’ rights have been perfected, will be converted into the right to receive $33.00 in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock, other than Parent, any affiliate of Parent, or affiliates of the Company who have executed the Tender and Voting Agreement (as defined below), (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, the tender and voting agreement, dated as of September 2, 2010, among Parent, Acquisition Sub and the stockholders of the Company listed therein (the “Tender and Voting Agreement”) and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain financial projections and operating data prepared by the management of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the

II-1

contemplated benefits expected to be derived in the proposed Merger. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with a potential transaction and became entitled to a fee for our services payable upon rendering of our opinion dated August 15, 2010 in connection with the merger agreement, dated as of August 15, 2010, among the Company, Dell Inc. and Dell Trinity Holdings Corp. We will also receive an additional, larger fee if the Transaction is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst and its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender shares of Company Common Stock in connection with the Tender Offer or how any Holder should vote with respect to the Merger or any other matter and does not in any manner address the prices at which Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, or any proposals from other parties, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ Qatalyst Partners LP
QATALYST PARTNERS LP

II-2

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)

Offer to Purchase, dated August 27, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(C)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(E)

Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(J)

Amended and Restated Offer to Purchase, dated August 27, 2010 (incorporated by reference to Exhibit (a)(1)(J) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(K)

Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(K) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(L)

Amended and Restated Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(L) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(M)

Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(M) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(N)

Amended and Restated Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(N) to the Amendment No. 1 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(1)(Q)

Second Amended and Restated Offer to Purchase, dated September 3, 2010 (incorporated by reference to Exhibit (a)(1)(Q) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(R)

Second Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(R) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

Exhibit Number	Description

(a)(1)(S)

Second Amended and Restated Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(S) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(T)

Second Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(T) to the Amendment No. 3 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(1)(U)

Second Amended and Restated Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(U) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 7, 2010)

(a)(2)(A)	Letter to stockholders of 3PAR Inc. dated September 7, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Text of press release issued by Hewlett-Packard Company and 3PAR Inc. on September 2, 2010 (incorporated by reference to the Schedule 14D-9 filed with the SEC by 3PAR Inc. on September 3, 2010)

(a)(5)(B)

Form of summary advertisement, published August 27, 2010, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(A) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(a)(5)(C)	Opinion of Qatalyst Partners LP dated September 1, 2010 (attached hereto as Annex II)*

(e)(1)

Agreement and Plan of Merger, dated September 2, 2010, by and among 3PAR Inc., Rio Acquisition Corporation and Hewlett-Packard Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on September 3, 2010)

(e)(2)

Tender and Voting Agreement, dated September 2, 2010, by and among Rio Acquisition Corporation, Hewlett-Packard Company and certain stockholders of 3PAR Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on September 3, 2010)

(e)(3)

Confidentiality Agreement, dated as of August 24, 2010, by and between 3PAR Inc. Hewlett-Packard Company (incorporated by reference to Exhibit (d)(3) to the initial Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on August 27, 2010)

(e)(4)	Amended and Restated Certificate of Incorporation of 3PAR Inc. (incorporated by reference to Exhibit 3.01.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(5)	Amended and Restated Bylaws of 3PAR Inc. (incorporated by reference to Exhibit 3.02 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009)

(e)(6)

Form of Indemnification Agreement between 3PAR Inc. and its directors and officers (incorporated by reference to Exhibit 10.01 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(7)	1999 Stock Plan of 3PAR Inc., as amended (incorporated by reference to Exhibit 10.02 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(8)	Forms of Stock Option Agreements under the 1999 Stock Plan (incorporated by reference to Exhibit 10.02.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

Exhibit Number	Description

(e)(9)	2000 Management Stock Option Plan of 3PAR Inc., as amended (incorporated by reference to Exhibit 10.03 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(10)

Forms of Stock Option Agreements under the 2000 Management Stock Option Plan (incorporated by reference to Exhibit 10.03.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(11)	Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.04 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2008)

(e)(12)	Forms of Agreements under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.04.1 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(13)

Notice of Grant of Restricted Stock under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.32 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(14)	2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.05 to 3PAR Inc.’s Annual Report on Form 10-K filed with the SEC on June 12, 2008)

(e)(15)	Employee and Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.06 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on November 2, 2007)

(e)(16)

Revised Offer Letter Agreement by and between 3PAR Inc. and Adriel G. Lares dated November 5, 2001 (incorporated by reference to Exhibit 10.09 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(17)

Offer Letter Agreement by and between 3PAR Inc. and Jeffrey A. Price dated April 19, 1999 (incorporated by reference to Exhibit 10.10 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(18)

Offer Letter Agreement by and between 3PAR Inc. and Ashok Singhal dated April 19, 1999 (incorporated by reference to Exhibit 10.29 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(19)

Offer Letter Agreement by and between 3PAR Inc. and Mark A. Jung dated December 11, 2006 (incorporated by reference to Exhibit 10.13 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(20)

Offer Letter Agreement by and between 3PAR Inc. and Christopher B. Paisley dated July 26, 2006 (incorporated by reference to Exhibit 10.14 to 3PAR Inc.’s Registration Statement on Form S-1 filed with the SEC on August 14, 2007)

(e)(21)

Form of Amendment to Management Retention Agreement entered into between 3PAR Inc. and Jeannette Robinson (incorporated by reference to Exhibit 10.27 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(22)

Form of Amended and Restated Management Retention Agreement entered into between 3PAR Inc. and Alastair Short (incorporated by reference to Exhibit 10.28 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(23)

Form of Amended and Restated Management Retention Agreement entered into between 3PAR Inc. and each of its executive officers (other than Jeannette Robinson and Alastair Short) (incorporated by reference to Exhibit 10.26 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

Exhibit Number	Description

(e)(24)

Amended and Restated Employment Agreement by and between 3PAR Inc. and David Scott dated December 19, 2008 (incorporated by reference to Exhibit 10.31 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2009)

(e)(25)

Offer Letter Agreement by and between 3PAR Inc. and Peter Slocum dated April 16, 2009 (incorporated by reference to Exhibit 10.10 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010)

(e)(26)

Revised Offer Letter Agreement by and between 3PAR Inc. and Randall Weigel dated May 1, 2009 (incorporated by reference to Exhibit 10.11 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010)

(e)(27)

Offer Letter Agreement by and between 3PAR Inc. and Rusty Walther dated July 27, 2009 (incorporated by reference to Exhibit 10.12 to 3PAR Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010)

(e)(28)

Form of offer letter from Hewlett-Packard Company to Steve Crimi, dated August 31, 2010 (incorporated by reference to Exhibit (d)(5) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(29)

Form of offer letter from Hewlett-Packard Company to Randy Gast, dated August 31, 2010 (incorporated by reference to Exhibit (d)(6) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(30)

Form of offer letter from Hewlett-Packard Company to Adriel Lares, dated August 31, 2010 (incorporated by reference to Exhibit (d)(7) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(31)

Form of offer letter from Hewlett-Packard Company to Craig Nunes, dated August 31, 2010 (incorporated by reference to Exhibit (d)(8) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(32)

Form of offer letter from Hewlett-Packard Company to Jeffrey Price, dated August 31, 2010 (incorporated by reference to Exhibit (d)(9) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(33)

Form of offer letter from Hewlett-Packard Company to Jeannette Robinson, dated August 31, 2010 (incorporated by reference to Exhibit (d)(10) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(34)

Form of offer letter from Hewlett-Packard Company to David Scott, dated August 31, 2010 (incorporated by reference to Exhibit (d)(11) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(35)

Form of offer letter from Hewlett-Packard Company to Alastair Short, dated August 31, 2010 (incorporated by reference to Exhibit (d)(12) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(36)

Form of offer letter from Hewlett-Packard Company to Ashok Singhal, dated August 31, 2010 (incorporated by reference to Exhibit (d)(13) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(37)

Form of offer letter from Hewlett-Packard Company to Peter Slocum, dated August 31, 2010 (incorporated by reference to Exhibit (d)(14) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(e)(38)

Form of offer letter from Hewlett-Packard Company to Rusty Walther, dated August 31, 2010 (incorporated by reference to Exhibit (d)(15) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

Exhibit Number	Description

(e)(39)

Form of offer letter from Hewlett-Packard Company to Randall Weigel, dated August 31, 2010 (incorporated by reference to Exhibit (d)(16) to the Amendment No. 2 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 2, 2010)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Qatalyst Partners LP dated September 2, 2010

*	Filed herewith.